Filed pursuant to Rule 424(b)(4)
Registration No. 333-190414 and 333-192472

PROSPECTUS

3,000,000 Shares of Common Stock

    We are offering 3,000,000 shares of our common stock, $0.001 par value, in a firm commitment underwritten offering, which share number reflects a one for 2.381 reverse stock split (the “reverse stock split”) described in this prospectus.

    This is an initial public offering of our common stock. The offering price to the public will be $5.00 per share.  Our common stock is listed on the Nasdaq Capital Market under the symbol “IPWR”.

 We are an “emerging growth company” under the federal securities laws and will have the option to use reduced public company reporting requirements.  Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 for a discussion of information that should be considered in connection with an investment in our securities.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MDB Capital Group, LLC and Northland Capital Markets are the underwriters for our initial public offering.  MDB Capital Group, LLC has rendered advisory services to us in the past and has acted as our placement agent in connection with the placement of our senior secured convertible promissory notes.  In November of 2012, MDB Capital Group, LLC made an investment in our senior secured convertible promissory notes on the same terms and conditions as other investors as further described in the section of this prospectus titled “Underwriting.”

  If we sell all of the common stock we are offering, we will pay to the underwriters $1,357,500, or 9.25%, of the gross proceeds of this offering and accountable and non-accountable expenses equal to $187,500.  For a more complete discussion of the compensation we will pay to the underwriters, please see the section of this prospectus titled “Underwriting”.  In connection with this offering, we have also agreed to issue to the underwriters warrants to purchase aggregate shares of our common stock in an amount up to 10% of the shares of common stock sold in the public offering, with an exercise price equal to 125% of the per-share public offering price.

	Per Share	Total
Public offering price	$5.00	$15,000,000.00
Underwriting discounts and commissions	$0.4625	$1,387,500.00
Proceeds to us (before expenses) (1)	$4.5375	$13,612,500.00

(1)	See “Underwriting” for a description of compensation payable to the underwriter.

    The underwriters may also purchase an additional 450,000 shares of our common stock amounting to 15% of the number of shares offered to the public, within 45 days of the date of this prospectus, to cover over-allotments, if any, on the same terms set forth above.

    The underwriters expect to deliver the shares on or about November 27, 2013.

MDB Capital Group, LLC	Northland Capital Markets

The date of this prospectus is November 22, 2013.

Unless otherwise stated or the context otherwise requires, the terms “IPWR,” “we,” “us,” “our” and the “Company” refer to Ideal Power Inc.

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with additional or different information.  The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No dealer, salesperson or any other person is authorized in connection with this offering to give any information or make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any circumstance in which the offer or solicitation is not authorized or is unlawful.

-i-

Prospectus Summary

 This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you need to consider in making your investment decision.  You should carefully read this entire prospectus, as well as the information to which we refer you, before deciding whether to invest in our common stock.  You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in our common stock is appropriate for you.

 This registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and our securities.  With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or incorporated by reference as an exhibit to the registration statement.

About Ideal Power Inc.

    Ideal Power Inc. develops power converters.  Power converters convert electricity from one form to another form that a user may find more useful.  There are two forms of electricity.  “AC” power uses alternating current, in which the current and voltage reverse direction many times per second.  “DC” power uses direct current, which does not reverse direction.  All electronics, such as computers, phones, video, and anything else that uses a transistor, use DC power internally.  Batteries and solar cells only provide DC power output.  However, electric utilities and power grid operators only sell AC power, so users often need to convert between AC and DC power.  Power converters provide AC-to-DC and DC-to-AC conversion, as well as voltage conversion.

    One important function of many power converters is to provide electrical isolation between the DC and AC sides of power converters.  Without isolation, a fault or short on the DC side can cause an AC fault, negatively affecting the wider power grid.  Typical power converters utilize transformers to achieve this isolation; these transformers tend to add size and weight to power conversion systems and sap system efficiency.

    Power converters that use switching transistor operations rather than transformer voltage conversion are commonly referred to as “electronic” power converters.  We design and develop technologies that aim to improve key performance characteristics of electronic power converters.  Our initial target markets will be commercial and industrial applications for solar or photovoltaic (“PV”) inverters, electrified vehicle (“EV”) DC charging, and customer-sited power grid energy storage.  A PV inverter is a type of electronic power converter that converts DC power from solar panels into AC power used by the power grid.  EV DC chargers convert AC power from the power grid into DC power to rapidly charge on-board vehicle batteries.  Grid energy storage applications use bi-directional battery converters; these convert AC power into DC power to store energy in a DC battery, and also convert DC power from the battery back into AC power to be used on the power grid.

    Our Power Packet Switching Architecture™ (“PPSA”) is a novel, patented power conversion technology.  With PPSA, all of the power flows into and is temporarily stored in an AC link magnetic storage component, thereby allowing PPSA-enabled products to provide isolation similar to transformer-based power conversion systems without the size, weight, cost, and efficiency loss of using transformers.

 We believe that PPSA can allow owners and operators of systems with a wide variety of power conversion needs to benefit from reduced costs and increased efficiency, reliability and flexibility.

 We were incorporated in Texas on May 17, 2007.  We converted to a Delaware corporation on July 15, 2013.  The address of our corporate headquarters is 5004 Bee Creek Road, Suite 600, Spicewood, Texas 78669 and our telephone number is (512) 264-1542.  Our website can be accessed at www.idealpower.com.  The information contained on, or that may be obtained from, our website is not, and shall not be deemed to be, a part of this prospectus.

The Industry

 Recent trends in the sources and uses of energy are driving demand for electronic power converters.  These trends include the migration toward intermittent renewable resources, an increased consumer demand for EVs, and a growing need to improve power grid resiliency and enable low cost off-grid renewable power systems in remote locations.  However, the power electronics systems used in these markets have limitations in size, weight, cost, safety, efficiency, flexibility and reliability.  We believe PPSA can improve upon existing technology in all of these product metrics.

    The existing technology landscape primarily consists of two alternatives:  transformer-based inverters and transformer-less inverters.  Transformer-based inverters have large, heavy, magnetic components, which have a relatively high cost in terms of manufacturing, shipping and installation.  However, these inverters provide electrical isolation, which is needed to ground an electrical system.  Transformer-less inverters are lighter than transformer-based inverters, which means they cost less to manufacture, ship and install.  However, they do not provide electrical isolation, so they require additional safeguards to achieve best-of-class safety.

 Currently, power conversion requires several bulky, inflexible devices.  These include bulk capacitors, power switches, line reactors and isolation transformers.  These components are heavy and expensive.  In addition, they are often custom-built for fixed functions, making them inflexible and not scalable.  This process also imposes high electrical and thermal stresses, which can create safety and reliability issues.

Our Proprietary Technology

 With PPSA, power flows through, and is temporarily stored in, an AC link magnetic storage component.  The power therefore moves like a packet, and the switching of that packet through the stages of the PPSA process is what gives Power Packet Switching Architecture its name.  This means that the entire process of isolated power conversion can take place in a single PPSA enabled device.  A brief outline of the process is as follows:

Stage One:  The AC Link is charged from the input

Stage Two:  The AC Link stores electrical energy and switches (rotates) the input voltage/current to match the output voltage/current requirements

Stage Three:  The AC Link releases power to the output

     We believe PPSA provides several benefits, many of which stem from the fact that PPSA requires fewer hardware components than conventional designs:

●	Improved power-to-weight ratio. This is another way of saying that PPSA can deliver the same power as a traditional inverter in a much smaller form factor and lower weight. Lower weight using standard materials can reduce material and manufacturing costs, as well as logistic costs of shipping, installation and maintenance. Our 30kW PPSA-enabled PV inverter has a power-to-weight ratio approximately 10 times higher than transformer-based PV inverters of similar power (which also provide isolation). It also has a power-to-weight ratio approximately two times higher than transformer-less PV inverters (which do not provide electrical isolation). Power One (one of the leaders in the power conversion space) currently offers a 27.6kW conventional transformer-less inverter that weighs 168 lbs., for a power-to-weight ratio of approximately 164 Watts/lb. Our 30 kW inverter weighs 97 lbs., for a power-to-weight ratio of approximately 309 Watts/lb.

●	Best-of-class safety without significant additional safeguards. The PPSA process provides electrical isolation between the input and the output without a transformer. This isolation means that PPSA systems can be grounded, so they achieve the same safety benefit as transformer-based inverters. Conventional transformer-less PV inverters generally cannot be grounded, and therefore must use other safeguards, increasing system expense. PPSA can provide this isolation without the size, weight, cost, and efficiency loss of using a transformer.

●	Greater efficiency. Efficiency is the measure of power out of the inverter as a percentage of the power into the inverter. High efficiency PV inverters use less power in the conversion process and supply more power for use. Our PPSA PV inverter was tested for efficiency by Intertek, a Nationally Recognized Testing Laboratory. Intertek’s results showed that our initial PV inverter product has a power conversion efficiency, defined as output power divided by input power, of 96.5% during normal operation. In several of our intended markets, competing systems may have power conversion losses twice as high as our PPSA products.

●	Greater scalability/flexibility. Based on our research and testing, we believe our PPSA technology can be scaled down to systems with power capacity as small as 10kW, which could be used in a home that requires conversion of DC power coming from a PV panel into AC current that is compatible with residential use and the utility grid power, or scaled up to utility-size systems of more than 1MW. Our current 30kW products are ideal for U.S. commercial and industrial applications, and are typically wall-mounted either indoors or outdoors.

●	Greater reliability. Because PPSA uses no electrolytic capacitors, it eliminates a critical point of failure of conventional systems. We believe this and other design features will lead to increased product robustness and reliability. We are working with Intertek to subject our products to industry standard reliability tests. These tests are partly funded by the U.S. Navy.

 We are continuing to develop and extend the PPSA platform.  This includes development work focused on bi-directional insulated gate bipolar transistors (“BD-IGBTs”) and other bi-directional power switches.  We believe that using BD-IGBTs in our PPSA solution should yield further improvements in power density, manufacturing cost, and efficiency.  The Department of Energy has awarded us a $2.5 million Advanced Research Projects Agency-Energy (“ARPA-E”) grant to develop and commercialize BD-IGBT power switches to improve the performance of our solutions.  For a discussion of the economic terms and conditions of the ARPA-E grant, please see the discussion in the section of this prospectus titled “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Critical Accounting Policies – Revenue Recognition”.  We believe this funding will be sufficient to demonstrate the potential product improvements from this new power switch component technology.  We have filed two provisional patent applications on a new technology approach to bi-directional switches optimized for PPSA.

           In conjunction with the ARPA-E grant we received from the Department of Energy, we granted to the United States a license which:

●	covers inventions that are related to the BD-IGBT and are made within the scope of the grant;

●	is non-exclusive, nontransferable, irrevocable, and paid-up; and

●	allows the United States to practice or have practiced (for or on behalf of the United States) such inventions.

If we fail to disclose to the Department of Energy an invention made with grant funds that we disclose to patent counsel or for publication, or if we elect not to retain title to the invention, the United States may request that title to the subject invention be transferred to it.  Any products that embody or use inventions conceived under the award must be manufactured substantially in the United States for any use or sale in the United States unless we can show, to the satisfaction of the Department of Energy, that it is not commercially feasible to do so.  For a complete discussion of the rights reserved by the United States in this product, please see the discussion in the section of this prospectus titled, “Business-Rights of the United States”.

Our Business Model

 Our business model is to license PPSA to original equipment manufacturers (“OEMs”).  The types of OEMs that might be interested in using our products include subcontractors that would build our product designs for customers under license from us, as well as large commercial and industrial companies licensed by us to build the products to be sold under their own brands.  Our goal is to share in the overall economic benefit with these OEMs; we expect this approach will allow us to save on staffing and working capital requirements.

We have designed and built our first two products: a 30kW PV inverter and a 30kW battery converter.  These products demonstrate the capabilities of PPSA and can be licensed to OEMs.  These products have met industry standards and, as of September 30, 2013, have been purchased by 24 commercial and government customers.  Since our inception, our top ten customers measured by aggregate dollar value of purchase orders for our products have been Powin Energy, Ontility, Meridian Solar, Boulder Electric Vehicle, the U.S. Navy, Texas Solar Power Company, Lighthouse Solar, Saddleback Church, Global Energy Products, and Sharp.  We are in the process of developing two more products that we plan to make available to OEMs: a 30kW 3-port hybrid converter and a 30kW micro-grid converter.

Our Target Markets

Our initial focus will be on three strategic markets: PV inverters, distributed grid energy storage using large batteries and EV DC charging.  We have chosen these initial markets based on their size and growth and our time-to-market.

●	Solar PV inverter market: The PV inverter market is already large and still growing; industry analysts estimate it at $7.1 billion in 2012, with growth in the installed base from 30GW in 2012 to over 58GW in 2017 (a CAGR of 13.8%). Due to the oversupply of PV modules, both module costs and installed PV system costs have declined sharply in the past few years. In a growing number of applications and regions, PV is cost-effective when used in conjunction with conventional power generation even without government subsidies. This is particularly true for distributed power generation systems whose owners will also consume the electricity they generate. The decline in PV module and installation costs has increased demand for PV installations and other system components, such as PV inverters.

●	Our product for this market is our 30kW PV inverter. Our 30kW PV inverter weighs 97 pounds, compared to 1200 pounds for a typical transformer-based PV inverter. It also weighs about half as much as typical transformer-less PV inverters, which do not provide isolation and therefore need additional safeguards to meet US regulatory guidelines. This lighter weight reduces the manufacturing, shipping and installation cost of our 30kW PV inverter. As of September 30, 2013, we have sold this product to 14 different PV inverter installation companies.

●	Distributed grid energy storage market: This market is also growing extremely fast; industry analysts estimate that the North American market will grow from 1.4MW of PV systems with integrated storage in 2012 to 900MW in 2017, a CAGR of 264%.

        Our 30kW battery converter is our first product for this market.  It is suitable for several emerging storage applications, including peak demand reduction.  Our early customers for this application include Sharp and Powin Energy.  We have also made commercial off the shelf sales to government customers including NREL and the U.S. Navy.

        Our next product for this market will be our 3-port hybrid converter, which will integrate PV with grid energy storage.  We also plan to develop a 3-port micro-grid converter (expected Q4 2014) that will require new embedded software supporting emergency power and off-grid power capabilities.  Although these products are still in development, we expect they will allow our customers to use our systems to lower the cost of combined PV and batteries for emergency backup power or to operate them in remote off-grid installations.

●	EV DC charging market: The DC charging market is sometimes called the fast-charging market, as it can reduce charge time for a standard electric vehicle from 8 hours to 30 minutes. This market is growing quickly, spurred on by EV manufacturers such as Tesla and Nissan; industry analysts estimate that EV DC or fast charger shipments will grow from 9,000 in 2012 to 98,000 in 2020.

        Our 30kW battery converter is our first product for this market.  NREL in Colorado, along with several early commercial customers in pilot installations, is using this product to buffer or reduce the intermittency of high power loads seen by the utility grid.  We believe the efficiency, flexibility and cost benefits of PPSA will contribute to the spread of DC charging stations.  Our next product for this market will be a 30kW hybrid converter, which we will design to exploit the multi-port capabilities of PPSA and to integrate DC charging with PV or stationary battery storage.

        NRG Energy, Inc. (“NRG”) is the largest competitive generator of electricity in the U.S., with 47GW of generation assets. Through NRG’s agreement with the California Public Utilities Commission (“CPUC”), NRG anticipates investing $100 million over the next four years in the eVgo California charging network including 200 Freedom Stations with DC charging, and a Technology Demonstration Program. On July 3, 2013 NRG submitted a $1.9 million proposal for a Modular Micro-Grid DC Charging Technology Demonstration Program to the CPUC.  This proposal contemplates developing and demonstrating a new EV DC charging solution using our 30kW 2-port battery converter and 3-port hybrid converter.  After successful technical and economic demonstration, NRG intends to deploy these solutions, including our 3-port hybrid converter, into its broad EV charging station rollout.

        We believe there is strong market demand to cost effectively integrate buffer batteries and distributed PV generation with EV charging infrastructure.  NRG’s proposal to the CPUC states that the modular micro-grid platform using our 3-port hybrid converter and our micro-grid converter will save installation costs, operational costs and create new value streams for the host and power grid operator.  According to NRG, the additional flexibility and functionality of this platform should lower total lifetime cost of ownership of EV DC charging infrastructure, thereby accelerating NRG’s deployment of charging infrastructure and customer adoption of EVs.

●	Other markets: We plan to continue to evaluate new markets for PPSA based on their size and growth and our time-to-market. We are studying PPSA’s applicability to markets such as variable frequency drives for AC motors, uninterruptible power supply, combined utility-scale PV and grid energy storage systems, and solid state transformers.

Reverse Stock Split

On November 21, 2013 we effected a reverse stock split at a ratio of 1 share for each 2.381 shares.

Except in our financial statements, all information regarding share amounts of common stock and prices per share of common stock contained in this prospectus reflect the reverse stock split.

Status as an Emerging Growth Company

 We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).  Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933 or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standard.  The JOBS Act also provides that a company can elect to opt out of the extended transition period provided by Section 102(b)(1) of the JOBS Act and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.  We have irrevocably elected to opt out of this extended transition period provided by Section 102(b)(1) of the JOBS Act, and we have not utilized any provisions of the JOBS Act to date.  Even though we have elected to opt out of the extended transition period, we may still take advantage of all of the other provisions of the JOBS Act.

Ability to Continue our Operations

We experienced net losses of $4,647,219 and $1,750,939 for the years ended December 31, 2012 and 2011, respectively.  At December 31, 2012, our net loss from inception was $7,200,514.  Net loss for the nine month period ended September 30, 2013 was $5,976,729, which increased our accumulated net losses from inception to $13,177,243 as of September 30, 2013.

We will need financing to continue our operations, particularly for the support of our research and development efforts.  We have no committed sources of capital and do not know whether additional financing will be available when needed on terms that are acceptable, if at all.  The failure to satisfy our capital requirements will adversely affect our business, financial condition, results of operations and prospects.

Unless we raise funds in this offering, we will not have sufficient capital to continue our operations for the next 12 months.  Even if we raise funds in this offering, they may be insufficient to sustain our operations for the next 12 months if our costs are higher than projected or unforeseen expenses arise.

Convertible Promissory Notes

We have issued $750,000 in senior secured convertible promissory notes that must be paid or converted into shares of our common stock on or before July 29, 2014, $4 million in senior secured convertible promissory notes that must be paid or converted into shares of our common stock on or before January 6, 2014, and $1.355 million in convertible promissory notes that must be paid or converted into shares of our common stock on or before December 31, 2013.  (The maturity date of $4 million in principal amount of our senior secured convertible promissory notes has been extended from November 21, 2013 to January 6, 2014 by action taken on October 25, 2013 by our board of directors and holders of a majority in interest in principal amount of the notes.)  Collectively, we refer to these promissory notes as the “Convertible Notes” in this prospectus.  Upon consummation of a public offering of our common stock yielding gross proceeds of at least $10 million in this offering, all of the Convertible Notes mandatorily will be converted in full into shares of our common stock, therefore, our disclosures in this prospectus assume full conversion of the Convertible Notes into 1,695,216 shares of our common stock.

Contentions with Respect to Patents

On October 4, 2013 we received a letter from a competitor alleging that the system architecture that appears on our website “appears” to infringe on patents licensed to or held by the competitor.  We have investigated this claim and we have determined that the allegation is without merit.  However, if we cannot resolve this matter, the cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert management’s attention from our day-to-day operations.

Changes to Management

As a result of our change from a private company to a company reporting to the Securities and Exchange Commission, we intend to make certain changes in management.  We are actively seeking a Chief Executive Officer with public company experience.  Once we retain the services of the new Chief Executive Officer following the completion of this offering, we expect Paul Bundschuh to assume the positions of President and Vice-President of Business Development.  We also expect Mr. Bundschuh to resign from the board at such time.  On November 6, 2013 we entered into an agreement with Christopher Cobb, whereby he resigned as our President, Chief Operating Officer and director. Our board of directors plans to appoint our Chief Technology Officer, William Alexander, and our new Chief Executive Officer to fill the vacancies created by the resignations of Messrs. Bundschuh and Cobb.  On October 21, 2013 we retained the services of Timothy W. Burns as our Chief Financial Officer.  For a more complete discussion of the changes that we have made or expect to make to management, please see the discussion included in this prospectus titled “Directors, Executive Officers and Corporate Governance – Future Changes to Management”.

Risks Related to Our Business

Our business is subject to a number of risks.  You should understand these risks before making an investment decision.  If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected.  In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment.  Below is a summary of some of the principal risks we face.  The risks are discussed more fully in the section of this prospectus below titled “Risk Factors.”

•
We have a limited operating history and it is uncertain whether we will ever be profitable.  We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.

•
We may raise additional financing by issuing new securities that may have terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock and our business.

•
If we do not receive additional financing when and as needed in the future, we may not be able to continue our research and development efforts or accelerate the commercialization of our technology and materials.

•	If we are unable to keep up with rapid technological changes, our technology may become obsolete.

•	We may be unable to protect our intellectual property.

•	We may not be able to reach production scales that are required to maintain manufacturing costs low enough to become profitable.

•	We may not be able to convince customers to buy or to license our products due to our limited history.

•	We may have significant reliability problems with our products, requiring extensive recalls and repair costs.

•	We will face extensive competition from better-established power converter manufacturers.

THE OFFERING

The following summary contains basic information about our initial public offering and our common stock and is not intended to be complete.  It does not contain all of the information that may be important to you.  For a more complete understanding of our common stock, please refer to the section of this prospectus titled “Description of Capital Stock.”

Issuer	Ideal Power Inc., a Delaware corporation.

Common Stock Offered By Us	3,000,000 shares of common stock, par value $0.001 per share.

Over-allotment Option	We have granted an option to our underwriter to purchase up to an additional 450,000 shares of common stock within 45 days of the date of this prospectus in order to cover over-allotments, if any.

Common Stock Outstanding Prior To This Offering	1,480,262 shares of common stock (1)

Common Stock Outstanding After This Offering	6,200,357 shares of common stock (1)(2)(3)

Use of Proceeds
We intend to use the net proceeds from our sale of common stock in this offering as follows: approximately $4.5 million will be used for new product research and development, approximately $2 million will be used for existing product development and commercialization, approximately $1 million will be used for the protection of our intellectual property, approximately $1 million will be used for the purchase of equipment and software, and the balance of the funds will be used for general corporate purposes.  See “Use of Proceeds” and “Plan of Operation” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

Market And Trading Symbol For The Common Stock	Our common stock is listed on the Nasdaq Capital Market under the symbol “IPWR”.

Underwriter Common Stock Purchase Warrant
In connection with this offering, we have also agreed to sell to MDB Capital Group, LLC and its designees a warrant to purchase up to 10% of the shares of common stock sold in this offering.  If this warrant is exercised, each share may be purchased by MDB Capital Group, LLC at $6.25 per share (125% of the price of the shares sold in this offering.)  This warrant will have a five-year term and be subject to a six-month lock-up.  See “Underwriting - Managing Underwriter Warrant” for additional information.

Lock-Up Agreements
Excluding holders of our senior secured convertible promissory notes, our officers, directors and employees, and 5% or greater holders of our equity securities as determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, will have the securities they own locked up until the first anniversary of the Underwriting Agreement we entered into with MDB Capital Group, LLC in conjunction with this offering (the “One Year Lock-Up”).  The purchasers of our senior secured convertible promissory notes, including MDB Capital Group, LLC, are subject to lock-up requirements for periods that may last no more than 180 days following the date of this prospectus (the “180 Days Lock-Up”).  The number of currently outstanding shares of common stock subject to the One Year Lock-Up totals 1,249,012 shares and the number of shares underlying options, warrants, and convertible promissory notes subject to the One Year Lock-Up as of September 30, 2013, totals 721,795 shares.  The number of shares of common stock to be issued to, or that may be acquired by, the holders of our senior secured convertible promissory notes and MDB Capital Group, LLC that will be subject to the 180 Days Lock-Up totals 2,167,472 shares.  For more information about the lock-up agreements and requirements, see the section titled “Underwriting - Lock-Up Agreements” in this prospectus.

(1)	The number of shares of our common stock to be outstanding both before and after this offering is based on the number of shares outstanding as of September 30, 2013 and excludes:

	●	504,919 shares of our common stock reserved for issuance under outstanding option agreements;
● ●
493,172 shares of our common stock reserved for future issuance under our 2013 Equity Incentive Plan;

1,529,095 shares of our common stock reserved for issuance under outstanding warrant agreements; and

	●	300,000 shares of our common stock issuable upon exercise of the warrant issued to MDB Capital Group, LLC.

(1)	Unless otherwise specifically stated, information throughout this prospectus assumes that none of the outstanding options or warrants to purchase shares of our common stock are exercised.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriter’s over-allotment option.
(3)
This number includes 3,000,000 shares of common stock that will be issued in this offering, 1,695,216 shares of common stock that will be issued to the holders of the Convertible Notes upon the completion of this offering, and 24,879 shares of common stock to be issued to our independent directors as compensation for their services.

SUMMARY SELECTED FINANCIAL INFORMATION

The table below includes historical selected financial data for each of the years ended December 31, 2012 and 2011, derived from our audited financial statements included elsewhere in this prospectus.  The table below also includes historical financial data for the nine-month periods ended September 30, 2013 and 2012, derived from our unaudited financial statements included elsewhere in this prospectus.

You should read the historical selected financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our financial statements and the notes to those financial statements included elsewhere in this prospectus.  Historical results are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		For the Nine Months Ended September 30,
	2012	2011	2013	2012
			unaudited	unaudited

STATEMENT OF OPERATIONS:
Revenue	$1,126,907	$860,771	$1,638,586	$611,863
Costs of revenues	957,641	757,393	1,545,299	509,369
Gross Profit	169,266	103,378	93,287	102,494
Operating expenses	3,207,573	1,616,060	2,582,214	1,745,329
Loss from operations	(3,038,307)	(1,512,682)	(2,488,927)	(1,642,835)
Interest expense, net	(1,608,912)	(238,257)	(3,487,802)	(635,593)
Net loss	$(4,647,219)	$(1,750,939)	$(5,976,729)	$(2,278,428)
Basic and diluted net loss per share	$(1.33)	$(0.53)	$(1.70)	$(0.65)
Weighted average number of basic and diluted common shares outstanding	3,489,963	3,282,520	3,524,505	3,484,960
Pro forma basic and diluted net loss per share - after reverse stock split	$(3.17)	$(1.27)	$(4.04)	$(1.56)
Pro forma weighted average number of basic and diluted common shares outstanding - after reverse stock split	1,465,755	1,378,631	1,480,262	1,463,654

	December 31, 2012	December 31, 2011	September 30, 2013 (unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents	$1,972,301	$100,675	$278,784
Working capital (deficit)	528,603	(61,437)	(4,462,607)
Total assets	3,207,003	579,853	2,750,735
Total liabilities	3,308,397	1,750,750	7,752,827
Total stockholders’ deficit	(101,394)	(1,170,897)	(5,002,092)

RISK FACTORS

We are subject to various risks that may materially harm our business, prospects, financial condition and results of operations.  An investment in our common stock is speculative and involves a high degree of risk.  In evaluating an investment in shares of our common stock, you should carefully consider the risks described below, together with the other information included in this prospectus.

If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties that are not presently known to us or that we currently deem immaterial later materialize, then our business, prospects, results of operations and financial condition could be materially adversely affected.  In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our shares.  The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We lack an established operating history on which to evaluate our business and determine if we will be able to execute our business plan, and we can give no assurance that our operations will result in profits.

We were formed in Texas on May 17, 2007 and converted to a Delaware corporation on July 15, 2013; therefore, we have a limited operating history that makes it difficult to evaluate our business.  We have been granted patents by the United States of America and we have currently pending patent applications with the United States Patent and Trademark Office and equivalent offices in the European Union, India, Malaysia, Singapore, the Philippines, South Korea, China, Brazil and Canada for a power converter technology and our methods of operation, as well as various improvements on and applications of our basic power converter design.  We have also had our designs validated by UL certifications from Intertek, the California Energy Commission, and several photovoltaic (“PV”) inverter installations.  However, we have only recently begun sales of our products, and we cannot say with certainty when we will begin to achieve profitability.  No assurance can be made that we will ever become profitable.

We have incurred losses in prior periods and expect to incur losses in the future.  We may never be profitable.

Our independent registered public accounting firm has issued an unqualified opinion with an explanatory paragraph to the effect that there is substantial doubt about our ability to continue as a going concern.  This unqualified opinion with an explanatory paragraph could have a material adverse effect on our business, financial condition, results of operations and cash flows.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and Note 2 to our financial statements included elsewhere in this prospectus.

       Since our inception on May 17, 2007 through December 31, 2012, we sustained $7,200,514 in net losses and we had net losses at December 31, 2012 and 2011 of $4,647,219 and $1,750,939, respectively.  We expect to continue to sustain losses for the foreseeable future.  Net loss for the nine months ended September 30, 2013 was $5,976,729, which increased the accumulated net losses to $13,177,243 as of September 30, 2013.

We began product sales in 2011 and shipped 14 units for $165,000.  In 2012 we shipped 25 units for $266,000.  During the first nine months of 2013, we shipped 36 units for $348,000.  We also sold $23,000 in PV combiners.  As sales of our products have generated minimal operating revenues, we have relied on sales of our debt securities to continue our operations.  If we are unable to raise funds through sales of our securities, there can be no assurance that we will be able to implement our business plan, generate sustainable revenue or ever achieve profitable operations.  We expect to have operating losses until such time as we develop a substantial and stable revenue base.  We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future.

To date we have had a limited number of customers.  We cannot assure you that our customer base will increase.

      Two customers, the Department of Energy and Lockheed Martin Corporation (“LMC”), from which we have received, since inception, approximately $1,861,000 and $1,276,000, respectively, in revenues, and in 2012 $694,000 and $153,900, respectively, accounted for 75% of net revenue for the year ended December 31, 2012.  Two customers, LMC and Meridian Solar, from which we received $669,000 and $82,250, respectively, in net revenues, accounted for 87% of net revenues for the year ended December 31, 2011.  The contract revenue from LMC declined in 2012, since the project required lower levels of our services.  We had five contracts with LMC pursuant to which we provided technical support and test products to its staff.  We completed the last of the contracts in the first half of 2012; no additional contract work from LMC is anticipated.  Separate from the work for the Department of Energy and LMC, the Company sold its products to eleven customers in 2012.

We may not be able to meet our product development and commercialization milestones.

Product development and testing are subject to unanticipated and significant delays, expenses and technical or other problems. We cannot guarantee that we will successfully achieve our milestones within our planned timeframe or ever.  Our plans and ability to achieve profitability depend on acceptance of our technology and our products by key market participants, such as vendors and marketing partners, and potential end-users of our products.  We continue to educate designers and manufacturers about our solar PV inverters, grid-battery converters, and electrified vehicle (“EV”) charging infrastructure.  More generally, the commercialization of our products may also be adversely affected by many factors not within our control, including:

•	the willingness of market participants to try a new product and the perceptions of these market participants of the safety, reliability, functionality and cost effectiveness of our products;

•	the emergence of newer, possibly more effective technologies;

•	the future cost and availability of the raw materials and components needed to manufacture and use our products; and

•	the adoption of new regulatory or industry standards that may adversely affect the use or cost of our products.

Accordingly, we cannot predict that our products will be accepted on a scale sufficient to support development of mass markets for them.

We must achieve design wins to retain our existing customers and to obtain new customers, although design wins achieved do not necessarily result in substantial sales.

The constantly changing nature of technology in the markets we serve causes equipment manufacturers to continually design new systems.  We must work with these manufacturers early in their design cycles to modify our equipment or design new equipment to meet the requirements of their new systems.  Manufacturers typically choose one or two vendors to provide the components for use with the early system shipments.  Selection as one of these vendors is called a design win.  It is critical that we achieve these design wins in order to retain existing customers and to obtain new customers.

We believe that equipment manufacturers often select their suppliers based on factors including long-term relationships and end user demand.  Accordingly, we may have difficulty achieving design wins from equipment manufacturers who are not currently our customers.  In addition, we must compete for design wins for new systems and products of our existing customers, including those with whom we have had long-term relationships.  Our efforts to achieve design wins are time consuming, expensive, and may not be successful.  If we are not successful in achieving design wins, or if we do achieve design wins but our customers’ systems that utilize our products are not successful, our business, financial condition, and results of operations could be materially and adversely impacted.

Once a manufacturer chooses a component for use in a particular product, it is likely to retain that component for the life of that product.  Our sales and growth could experience material and prolonged adverse effects if we fail to achieve design wins.  However, design wins do not always result in substantial sales, as sales of our products are dependent upon our customers’ sales of their products.

The prototype of our new 3-port hybrid converter may not provide the results we expect, may prove to be too expensive to produce and market, or may uncover problems of which we are currently not aware, any of which could harm our business and prospects.

We are currently developing our prototype of a 3-port hybrid converter, which is an integrated solar PV inverter and battery charger/inverter, based on improvements to our current PV inverter products.  We do not yet know if the prototype will produce positive results consistent with our expectations.  The prototype may also cost significantly more than expected, and the prototype design and construction process may uncover problems of which we are currently not aware.  These and other prototypes of emerging products are a material part of our business plan, and if they are not proven to be successful, our business and prospects could be harmed.

We have received grant funds from the United States for the development of a bidirectional insulated gate bipolar transistor (“BD-IGBT”).  In certain instances, the United States may obtain title to the invention.  If we were to lose title to the BD-IGBT, we may have to pay to license it from the United States in order to use it in future products.  If we were unable to license the BD-IGBT from the United States, it could slow down our product development.

In conjunction with the Advanced Research Projects Agency-Energy (“ARPA-E”) grant we received from the Department of Energy, we granted to the United States a non-exclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States inventions related to the BD-IGBT and made within the scope of the grant.  If we fail to disclose to the Department of Energy an invention made with grant funds that we disclose to patent counsel or for publication, or if we elect not to retain title to the invention, the United States may request that title to the subject invention be transferred to it.

We also granted “march-in-rights” to the United States in connection with any BD-IGBT inventions in which we choose not to retain title, if those inventions are made under the ARPA-E grant. Pursuant to the march-in-rights, the United States has the right to require us, any person to whom we have assigned our rights, or any exclusive licensee to grant a non-exclusive, partially exclusive, or exclusive license in any field of use to a responsible applicant upon terms that are reasonable.  If the license is not granted as requested, the United States has the right to grant the license if it determines that we have not achieved practical application of the invention in the field of use, the action is necessary to alleviate health or safety needs, the action is necessary to meet requirements for public use specified by Federal regulations and such requirements have not been satisfied, or the action is necessary because an agreement to manufacture the invention in the United States has not been obtained or waived or because any such agreement has been breached.

If we lost title to the United States as a result of any of these events, we would have to pay to license the BD-IGBT from the United States.  If we were unable to license the BD-IGBT from the United States, it could slow down our product development.

We have entered into a Cooperative Research and Development Agreement with the National Renewable Energy Lab (“NREL”). Under that agreement, the United States Government and NREL will have licenses to inventions made under that contract.

As we announced in May 2013, we have entered into a Cooperative Research and Development Agreement (“CRADA”) with NREL.  The CRADA provides that NREL and the Company will jointly develop and demonstrate a hybrid power converter system which includes bi-directional electric vehicle charging, photovoltaic generation, and stationary battery storage using our 3-port hybrid converter.  Together with NREL, we will also jointly investigate synergies in tightly integrating these separate power conversion systems.

The United States retains a nonexclusive, nontransferable, irrevocable, paid-up license to practice or to have practiced for or on behalf of the United States every invention made under this CRADA.  The same licensing terms may apply to NREL’s operator, the Alliance for Sustainable Energy LLC.

This agreement also grants “march-in-rights” to the United States in connection with any inventions made under this contract in which we choose not to retain title, if those inventions are made under the CRADA contract. Pursuant to the march-in-rights, the United States has the right to require us, any person to whom we have assigned our rights, or any exclusive licensee to grant a non-exclusive, partially exclusive, or exclusive license in any field of use to a responsible applicant upon terms that are reasonable.  If the license is not granted as requested, the United States has the right to grant the license if it determines that we have not achieved practical application of the invention in the field of use, the action is necessary to alleviate health or safety needs, the action is necessary to meet requirements for public use specified by Federal regulations and such requirements have not been satisfied, or the action is necessary because an agreement to manufacture the invention in the United States has not been obtained or waived or because any such agreement has been breached.

We do not expect to make any inventions under the CRADA.

As we continue to grow and to develop our intellectual property, we expect to attract threats from patent monetization firms or competitors alleging infringement.  We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

As we continue to grow and to develop our intellectual property, we expect to attract threats from patent monetization firms or competitors alleging infringement of intellectual property rights.  For example, on October 4, 2013 we received a letter from a competitor alleging that the system architecture that appears on our website “appears” to infringe on patents licensed to or held by the competitor.  We have investigated this claim and we have determined that the allegation is without merit.  However, if we cannot resolve this matter, the cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert management’s attention from our day-to-day operations.  Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we may be required to: pay monetary damages; stop commercial activities relating to our product; obtain one or more licenses in order to secure the rights to continue manufacturing or marketing certain products; or attempt to compete in the market with substantially similar products.  Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages, and litigation could disrupt our commercial activities.

We expect to license our technology in the future; however the terms of these agreements may not prove to be advantageous to us.  If the license agreements we enter into do not prove to be advantageous to us, our business and results of operations will be adversely affected.

        Our goal is to license our technology to our customers.  However, we may not be able to secure license agreements with customers on terms that are advantageous to us.  Furthermore, the timing and volume of revenue earned from license agreements will be outside of our control.  If the license agreements we enter into do not prove to be advantageous to us, our business and results of operations will be adversely affected.

We have not devoted significant resources towards the marketing and sale of our products and we continue to rely on the marketing and sales efforts of third parties whom we do not control.

To date, we have sold low volumes of our solar PV inverter and battery converter products and, even after adding industry veterans to our staff, we continue to experience a learning curve in the marketing and sale of products on a commercial basis.  We expect that the marketing and sale of these products will continue to be conducted by a combination of independent manufacturers’ representatives, third-party strategic partners, distributors, or original equipment manufacturers (“OEMs”).  Consequently, commercial success of our products will depend to a great extent on the efforts of others.  We intend to enter into strategic marketing and distribution agreements or other collaborative relationships to market and sell our solar PV inverter, battery converter and other value added products.  However, we have not entered into any strategic marketing or material distribution agreements at this time.  We have entered into one distribution agreement with a large electrical equipment distributor, but have not sold any products through that distributor thus far.  We may not be able to identify or establish appropriate relationships in the near term or in the future.  We can give no assurance that these distributors or OEMs will focus adequate resources on selling our products or will be successful in selling them.  In addition, third-party distributors or OEMs have or may require us to provide volume price discounts and other allowances, customize our products or provide other concessions that could reduce the potential profitability of these relationships.  Failure to develop sufficient distribution and marketing relationships in our target markets will adversely affect our commercialization schedule and to the extent we have entered or enter into such relationships, the failure of our distributors and other third parties to assist us with the marketing and distribution of our products, or to meet their monetary obligations to us, may adversely affect our financial condition and results of operations.

A material part of our success depends on our ability to manage our suppliers and manufacturers.  Our failure to manage our suppliers and manufacturers could materially and adversely affect our results of operations and relations with our customers.

We rely upon suppliers to provide the components necessary to build our products and on contract manufacturers to produce our products.  There can be no assurance that key suppliers and manufacturers will provide components or products in a timely and cost efficient manner or otherwise meet our needs and expectations.  Our ability to manage such relationships and timely replace suppliers and manufacturers, if necessary, is critical to our success.  Our failure to timely replace our contract manufacturers and suppliers, should that become necessary, could materially and adversely affect our results of operations and relations with our customers.

We may in the future add production capabilities that would subject us to numerous additional risks and could adversely affect our business, financial condition, results of operations and prospects.

We currently rely on third parties to produce our products, but we may in the future add production capabilities and produce products ourselves.  Adding production to our operations would subject us to numerous additional risks, including:

•	the need to use significant capital resources for equipment purchases;

•	increases to our operating expenses to add personnel and expertise to effectively and efficiently manufacture products;

•	inaccurate estimates of customer demand for our products and the resources needed to meet customer demand; and

•	diversion of management’s attention from other aspects of our business.

If we expand our business to produce our own products, we cannot assure you that we will be able to produce our products in a profitable manner or at all.  If we add production capabilities and any of the risks above are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business is dependent upon our ability to obtain financing.  If we do not obtain such financing, we may have to cease our activities and investors could lose their entire investment.

There is no assurance that we will operate profitably or generate positive cash flows in the future.  We will require additional financing in order to sell our current products and to continue the research and development required to produce our next generation of products.  We anticipate that we will need approximately $5 million during the next 12 months to sustain our business operations, including our research and development activities.  We may not be able to obtain financing on commercially reasonable terms or at all.  If we do not obtain such financing, our business could fail and investors could lose their entire investment.

In conjunction with an award we received through the State of Texas, we have granted the Office of the Governor, Economic Development and Tourism (“OOGEDT”), a security interest in all of our assets.  If we breach the award agreement and do not repay the award funds, the OOGEDT will be entitled to exercise its right to foreclose on our assets.  If that were to happen, your investment would become worthless.

On October 1, 2010, we received a Texas Emerging Technology Fund Award in the amount of $1 million through the OOGEDT.  If we are in breach of the terms of the award because, for example, we move our operations to a jurisdiction other than Texas, we fail to continue our business, or because the Office of the Governor finds that we made false or misleading statements to the OOGEDT to induce that office to make the award, the OOGEDT may demand repayment of the award funds that have been disbursed, which currently total $1,192,690 as of September 30, 2013.  The OOGEDT has taken a security interest in our assets to secure the repayment of the funds in the event that we breach the terms of the award.  If we breach the terms of the award and fail to repay the award funds, the OOGEDT would be entitled to exercise its right to foreclose on our assets.  If that were to happen, your investment would become worthless.

The economic downturn in the United States has adversely affected, and is likely to continue affecting, our ability to raise capital, which may potentially impact our ability to continue our operations.

As a company that is still in the process of developing its technology, we must rely on raising funds from investors to support our research and development activities and our operations.  The economic downturn in the United States has resulted in a tightening of the credit markets, which has made it more difficult to raise capital.  If we are unable to raise funds as and when we need them, we may be forced to curtail our operations or even cease operating altogether.

We are subject to credit risks.

Some of our customers may experience financial difficulties and/or may fail to meet their financial obligations to us.  As a result, we may incur charges for bad debt provisions related to some trade receivables.  In certain cases where our end customers utilize contract manufacturers or distributors, our accounts receivable risk may lie with the contract manufacturer or distributor and may not be guaranteed by the end customer.  In addition, in connection with the growth of the renewable energy market, we are gaining a substantial number of new customers, some of which have relatively short histories of operations or are newly formed companies.  As a result, it is difficult to ascertain financial information in order to appropriately extend credit to these customers.  Further, the volatility in the renewable energy market may put additional pressure on our customers’ financial positions, as they may be required to respond to large swings in revenue.  The renewable energy industry has also seen an increasing amount of bankruptcies and reorganizations as the availability of financing has diminished.

If customers fail to meet their financial obligations to us, or if the assumptions underlying our recorded bad debt provisions with respect to receivables obligations do not accurately reflect our customers’ financial conditions and payment levels, we could incur write-offs of receivables in excess of our provisions, which could have a material adverse effect on our cash flow and operating results.

We may not be able to control our warranty exposure, which could increase our expenses.

We currently offer and expect to continue to offer a warranty with respect to our power converters and we expect to offer a warranty with each of our future product applications.  If the cost of warranty claims exceeds any reserves we may establish for such claims, our results of operations and financial condition could be adversely affected.

We may be exposed to lawsuits and other claims if our products malfunction, which could increase our expenses, harm our reputation and prevent us from growing our business.

Any liability for damages resulting from malfunctions of our products could be substantial, increase our expenses and prevent us from growing or continuing our business.  Potential customers may rely on our products for critical needs, such as backup power.  A malfunction of our products could result in warranty claims or other product liability.  In addition, a well-publicized actual or perceived problem could adversely affect the market’s perception of our products.  This could result in a decline in demand for our products, which would reduce revenue and harm our business.  Further, since our products are used in devices that are made by other manufacturers, we may be subject to product liability claims even if our products do not malfunction.

We are highly dependent on certain key members of our executive management team.  Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

Our ability to implement our business plan depends, to a critical extent, on the continued efforts and services of William Alexander, our Chief Technology Officer.  While we are currently in the process of seeking a Chief Executive Officer with public company experience, until an individual is hired, our ability to implement our business plan also depends on the continued efforts and services of Paul Bundschuh, our Chief Executive Officer.  If we lose the services of either of these persons during this important time in our development, the loss may result in a delay in the implementation of our business plan and plan of operations.  We can give no assurance that we could find satisfactory replacements for these individuals on terms that would not be unduly expensive or burdensome to us.  We do not currently carry a key-man life insurance policy that would assist us in recouping our costs in the event of the death or disability of either of these executives.

Any failure by management to properly manage our expected rapid growth could have a material adverse effect on our business, operating results and financial condition.

If our business develops as expected, we anticipate that we will grow rapidly in the near future.  Our failure to properly manage our expected rapid growth could have a material adverse effect on our ability to retain key personnel.  Our expansion could also place significant demands on our management, operations, systems, accounting, internal controls and financial resources.  If we experience difficulties in any of these areas, we may not be able to expand our business successfully or effectively manage our growth.  Any failure by management to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Industry

Our industry is intensely competitive.  We cannot guarantee you that we can compete successfully.

We will be competing against providers of power converter systems that are highly established and have substantially greater manufacturing, marketing, management and financial resources including very substantial market position and name recognition. The competitors for our PV inverter products include ABB, Advanced Energy, Satcon, SMA and Chint Solar.  All aspects of our business, including pricing, financing and servicing, as well as the general quality, efficiency and reliability of our products, are significant competitive factors.  Our ability to successfully compete with respect to each of these factors is material to the acceptance of our products and our future profitability.  In addition, the solar power industry may tend to be resistant to change and to new products from suppliers that are not major names in the field.  Our competitors will use their established position to their competitive advantage.  If our innovations are successful, our competitors may seek to adopt and copy our ideas, designs and features.  Our competitors may develop or offer technologies and products that may be more effective or popular than our products and they may be more successful in marketing their products than we are in marketing ours.  Pricing competition could result in lower margins for our products.

We expect to compete on the basis of our products’ significantly lower cost, smaller footprint, and higher efficiency.  Technological advances in alternative energy products or other power converter technologies may negatively affect the development of our products or make our products non-competitive or obsolete prior to commercialization or afterwards.

We cannot assure you that we will be able to compete successfully in our markets, or compete effectively against current and new competitors as our industry continues to evolve.

The reduction or elimination of government subsidies and economic incentives for energy-related technologies could harm our business.

We believe that near-term growth of energy-related technologies, including power converter technology, relies on the availability and size of government and economic incentives and grants (including, but not limited to, the U.S. federal Investment Tax Credit and various state and local incentive programs).  These incentive programs could be challenged by utility companies, or for other reasons found to be unconstitutional, and/or could be reduced or discontinued for other reasons.  The reduction, elimination, or expiration of government subsidies and economic incentives could delay the development of our technology and harm our business.

Changes to the National Electrical Codes (“NEC”) could adversely affect our technology and products.

Our products are installed by system integrators that must meet the NEC standards, including using equipment that meets industry standards such as UL1741.  The NEC standards address the safety of these systems.  The NEC standards, along with the UL1741 and IEEE1547 requirements, continue to evolve and are subject to change.  If we respond to these changing standards and requirements more slowly than our competitors, or if we are unable to meet new standards and requirements, our products will be less competitive.

New technologies in the alternative energy industry may supplant solar PV inverter devices (including our current products for which we have patents and pending patent applications), which would harm our business and operations.

The alternative energy industry is subject to rapid technological change.  Our future success will depend on the cutting edge relevance of our technology, and thereafter on our ability to appropriately respond to changing technologies and changes in function of products and quality.  If new technologies supplant our power converter technology, our business would be adversely affected and we will have to revise our plan of operation.

Businesses, consumers, and utilities might not adopt alternative energy solutions as a means for providing or obtaining their electricity and power needs.

On-site distributed power generation solutions that utilize our inverter products (such as PV systems) provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power.  There is a risk that businesses, consumers, and utilities may not adopt these new methods at levels sufficient to grow our business.  Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility.  For alternative methods of distributed power to succeed, businesses, consumers and utilities must adopt new purchasing practices and must be willing to rely upon less traditional means of providing and purchasing electricity.  As larger solar projects come online, utilities are becoming increasingly concerned with grid stability, power management and the predictable loading of such power onto the grid.

We cannot be certain that businesses, consumers, and utilities will choose to utilize on-site distributed power at levels sufficient to sustain our business.  The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•	market acceptance of PV systems that incorporate our products;

•	the cost competitiveness of these systems;

•	regulatory requirements; and

•	the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the costs we will have incurred to develop these products.

The industries in which we compete are subject to volatile and unpredictable cycles.

As a supplier to the solar, grid energy storage, EV charging infrastructure, wind, electric motor and related industries, we are subject to business cycles. The timing, length, and volatility of these business cycles can be difficult to predict.  These industries historically have been cyclical due to sudden changes in customers’ manufacturing capacity requirements and spending, which depend in part on capacity utilization, demand for customers’ products, inventory levels relative to demand, and access to affordable capital.  These changes have affected the timing and amounts of customers’ purchases and investments in technology, and affect our orders, net sales, operating expenses, and net income.  In addition, we may not be able to respond adequately or quickly to the declines in demand by reducing our costs.  We may be required to record significant reserves for excess and obsolete inventory as demand for our products changes.

To meet rapidly changing demand in each of the industries we serve, we must effectively manage our resources and production capacity.  During periods of decreasing demand for our products, we must be able to appropriately align our cost structure with prevailing market conditions, effectively manage our supply chain, and motivate and retain key employees.  During periods of increasing demand, we must have sufficient manufacturing capacity and inventory to fulfill customer orders, effectively manage our supply chain, and attract, retain, and motivate a sufficient number of qualified individuals.  If we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle, our business, financial condition, or results of operations may be materially and adversely affected.

Risks Related to this Offering and Owning Our Common Stock

Prior to the completion of our initial public offering, there was no public trading market for our common stock.

The offering under this prospectus is an initial public offering of our securities.  Prior to November 22, 2013, there was no public market for our common stock.  On November 22, 2013 our common stock began trading on the Nasdaq Capital Market.  We cannot assure you that an established public market for our common stock will develop.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.  At present, we do not intend to take advantage of these exemptions, other than as they apply to all other “smaller reporting companies,” though we may do so at some point in the future.  We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.  If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as other companies in our industry.  If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

If a public market for our common stock develops, it may be volatile.  This may affect the ability of our investors to sell their shares as well as the price at which they sell their shares.

If a market for our common stock develops, the market price for the shares may be significantly affected by factors such as variations in quarterly and yearly operating results, general trends in the alternative energy industry, and changes in state or federal regulations affecting us and our industry.  Furthermore, in recent years the stock market has experienced extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of the affected companies.  Such broad market fluctuations may adversely affect the market price of our common stock, if a market for it develops.

Conversion of the Convertible Notes together with the exercise of outstanding warrants will result in substantial dilution to the investors in this offering.

Prior to the completion of this offering, we will have outstanding approximately $6.1 million in Convertible Notes plus interest accrued, for the purpose of this discussion, through September 30, 2013.  The Convertible Notes together with accrued interest will be paid with 1,695,216 shares of our common stock.  An additional 1,529,095 shares of our common stock may be purchased through the exercise of warrants and a right to purchase issued to the Office of the Governor, Economic Development and Tourism, in conjunction with the award we received from the Texas Emerging Technology Fund.  Conversion of the notes and, if it occurs, exercise of all of the warrants, will result in substantial dilution to the investors in this offering.

We are required to register the shares of common stock underlying our senior secured convertible promissory notes and the warrants that were issued with them.  The sale of these shares could cause the market price of our common stock to decline.

We have granted registration rights to the holders of our senior secured convertible promissory notes.  Registration of the 1,376,392 shares of common stock underlying our senior secured convertible promissory notes and the 791,080 shares of common stock underlying the warrants issued with them could have the effect of driving down the price of our common stock in the market.

We have the right to issue shares of preferred stock.  If we were to issue preferred stock, it is likely to have rights, preferences and privileges that may adversely affect the common stock.

We are authorized to issue 10,000,000 shares of “blank check” preferred stock, with such rights, preferences and privileges as may be determined from time-to-time by our board of directors.  Our board of directors is empowered, without stockholder approval, to issue preferred stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences and privileges for the preferred stock.  No shares of preferred stock are presently issued and outstanding and we have no immediate plans to issue shares of preferred stock.  The issuance of shares of preferred stock, depending on the rights, preferences and privileges attributable to the preferred stock, could adversely reduce the voting rights and powers of the common stock and the portion of the Company’s assets allocated for distribution to common stockholders in a liquidation event, and could also result in dilution in the book value per share of the common stock we are offering.  The preferred stock could also be utilized, under certain circumstances, as a method for raising additional capital or discouraging, delaying or preventing a change in control of the Company, to the detriment of the investors in the common stock offered hereby.  We cannot assure you that we will not, under certain circumstances, issue shares of our preferred stock.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to market our products and to cover operating costs and to otherwise become and remain competitive.  We do not plan to pay any cash dividends with respect to our securities in the foreseeable future.  We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend.  Therefore, you should not expect to receive cash dividends on the common stock we are offering.

Management of our Company is within the control of the board of directors and the officers. You should not purchase our common stock unless you are willing to entrust management of our Company to these individuals.

All decisions with respect to the management of the Company will be made by our board of directors and our officers, who, before this offering, beneficially own 66.1% of our common stock, as calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).  After the issuance of our common stock in this offering and the conversion of the Convertible Notes, management will beneficially own 16.8% of our common stock, as calculated in accordance with Rule 13d-3.  Holders of the common stock who purchase in this offering will not obtain majority control of the Company.  Therefore, management will retain significant influence in electing a majority of the board of directors who shall, in turn, have the power to appoint the officers of the Company and to determine, in accordance with their fiduciary duties and the business judgment rule, the direction, objectives and policies of the Company including, without limitation, the purchase of businesses or assets; the sale of all or a substantial portion of the assets of the Company; the merger or consolidation of the Company with another corporation; raising additional capital through financing and/or equity sources; the retention of cash reserves for future product development, expansion of our business and/or acquisitions; the filing of registration statements with the Securities and Exchange Commission for offerings of our capital stock; and transactions that may cause or prevent a change in control of the Company or its winding up and dissolution.  Accordingly, no investor should purchase the common stock we are offering unless such investor is willing to entrust all aspects of the management of the Company to such individuals.

As of September 30, 2013, we had options for the purchase of 504,919 shares of our common stock outstanding and we may grant additional options in the future to employees, officers, directors, independent contractors and agents. Sales of the underlying shares of common stock could adversely affect the market price of our common stock.

As of September 30, 2013, we had outstanding options for the purchase of 504,919 shares of common stock.  Of this amount, options for the purchase of 202,144 shares are held by non-affiliates.  After we become subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act for at least 90 days, non-affiliate holders may sell these shares in the public markets from time to time, without limitations on the timing, amount or method of sale.  If our stock price rises, the holders may exercise their options and sell a large number of shares.  This could cause the market price of our common stock to decline.

We will incur significant increased costs as a result of becoming a public company that reports to the Securities and Exchange Commission and our management will be required to devote substantial time to meet compliance obligations.

As a public company reporting to the Securities and Exchange Commission, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  We will be subject to reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.  In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act was enacted.  There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that are expected to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.  Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives.  In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with applicable provisions of the Sarbanes-Oxley Act, and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules.  Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures.  Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.  We will need to hire or outsource additional finance personnel and build our financial infrastructure as we transition to operating as a public company, including complying with the applicable requirements of Section 404 of the Sarbanes-Oxley Act.  We may be unable to do so on a timely basis.  Until we are able to expand our finance and administrative capabilities and establish necessary financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with the applicable provisions of the Sarbanes-Oxley Act or existing or new reporting requirements.  If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

Assuming a market for our common stock develops, shares eligible for future sale may adversely affect the market for our common stock.

          To date we have issued approximately $6.1 million in principal amount of Convertible Notes.  The Convertible Notes mandatorily will be converted in full into shares of our common stock upon consummation of a public offering of our common stock yielding gross proceeds of at least $10 million at a conversion price equal to either the price per share in this offering or a discount to the price per share in this offering.  Therefore, at an offering price of $5.00 per share, the principal and interest accrued through September 30, 2013 under the Convertible Notes will be converted into 1,695,216 shares of our common stock upon the consummation of this offering.  We have also issued warrants for the purchase of 1,529,095 shares of our common stock.  We have agreed to register for resale 1,376,392 shares of common stock together with 791,080 shares of common stock underlying the warrants issued in conjunction with our senior secured convertible promissory notes.

Furthermore, from time to time after we become subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act for at least 90 days, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933 (the “Securities Act”), subject to certain limitations.  In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement (which disappears after one year).  Of the 1,480,262 shares of our common stock outstanding as of November 11, 2013, approximately 522,874 shares are held by “non-affiliates” and, of that amount, 231,251 will be freely tradable without restriction pursuant to Rule 144.

Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus (including sales by investors of securities acquired in connection with this offering) may have a material adverse effect on the market price of our common stock.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, and our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and related rate of growth.  We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.  Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds” below.  You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds.  As a result, you and other stockholders may not agree with our decisions.  See “Use of Proceeds” for additional information.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will experience substantial dilution in the net tangible book value of the common stock you purchase in this offering.  Based on an assumed offering price of $5.00 per share, if you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $2.96 per share in the net tangible book value of the common stock at September 30, 2013.  See the section titled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Upon the closing of this offering, provisions of our Certificate of Incorporation (“Certificate”) and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.  The provisions in our Certificate and bylaws:

•
authorize our board of directors to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class; if issued, such preferred stock would increase the number of outstanding shares of our capital stock and could include terms that may deter an acquisition of us;

•	limit who may call stockholder meetings;

•	do not permit stockholders to act by written consent;

•	do not provide for cumulative voting rights; and

•	provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

In addition, once we become a publicly traded corporation, Section 203 of the Delaware General Corporation Law may limit our ability to engage in any business combination with a person who beneficially owns 15% or more of our outstanding voting stock unless certain conditions are satisfied.  This restriction lasts for a period of three years following the share acquisition.  These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices.  This potential inability to obtain a control premium could reduce the price of our common stock. See “Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION
CONTAINED IN THIS PROSPECTUS

This prospectus contains forward-looking statements.  Forward-looking statements give our current expectations or forecasts of future events.  You can identify these statements by the fact that they do not relate strictly to historical or current facts.  You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus.  These statements may be found under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included in this prospectus, as well as in this prospectus generally.  In particular, these include statements relating to future actions, prospective products, applications, customers, technologies, future performance or results of anticipated products, expenses, and financial results.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections.  Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our limited cash and a history of losses;

●	our ability to achieve profitability;

●	our limited operating history;

●	emerging competition and rapidly advancing technology;

●	customer demand for the products and services we develop;

●	the impact of competitive or alternative products, technologies and pricing;

●	our ability to manufacture any products we develop;

●	general economic conditions and events and the impact they may have on us and our potential customers;

●	the adequacy of protections afforded to us by the patents that we own and the cost to us of maintaining, enforcing and defending those patents;

●	our ability to obtain, expand and maintain patent protection in the future, and to protect our non-patented intellectual property;

●	our exposure to and ability to defend third-party claims and challenges to our patents and other intellectual property rights;

●	our ability to obtain adequate financing in the future;

●	our ability to continue as a going concern;

●	our success at managing the risks involved in the foregoing items; and

●	other factors discussed in the “Risk Factors” section of this prospectus.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements included in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws.  Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under the section entitled “Risk Factors” and matters described in this prospectus generally.  In light of these risks and uncertainties, we cannot assure you that the forward-looking statements contained in this prospectus will in fact occur.  You should not place undue reliance on these forward-looking statements.

BUSINESS

Our Company

We have developed an electronic power conversion technology called Power Packet Switching Architecture (“PPSA”).  PPSA is a new universal power conversion technology intended to improve upon current power conversion technology in key product metrics, such as weight, size, cost, efficiency and flexibility.  PPSA utilizes standardized hardware with customizable software.  We have been granted 19 United States patents on PPSA and its applications, and are continuing to build an intellectual property portfolio around it.

Electronic power converters change the form of electrical energy to optimize generation, distribution, consumption or storage.  This conversion may include changing between direct current (“DC”) and alternative current (“AC”) forms of electricity or changing the voltage and current.

The change in sources and uses of energy is driving a need for new energy infrastructure and technology. Renewables in particular are driving the need for significant change.  For example, renewable sources create a need for energy storage to reduce the detrimental effect to the grid from the intermittency of renewable energy generation.  Distributed power conversion plays a central role in this new infrastructure.  Inverters are used to convert DC power from renewable solar and wind generators to AC power.  Bi-directional inverters/chargers are needed for large-scale battery storage and fast EV charging.  Power conversion for distributed grid energy storage can also improve grid power resiliency and create remote micro-grids to bring distributed power systems to remote communities without power grids. In short, power converters play a crucial role in ensuring the most efficient form of power is available across the electricity spectrum from generation through distribution to storage and ultimately consumption.

In the marketplace, there are currently two main varieties of large-scale inverters:  transformer-based inverters and transformer-less inverters.  Transformer-based inverters rely on transformers, which are big and heavy.  Thus, inverters with transformers are costly to manufacture, ship and install.

Alternatively, transformer-less inverters are lighter, smaller and more efficient than transformer-based inverters.  The main problem with conventional transformer-less inverters is that they do not provide electrical isolation.  This means the system cannot be grounded, which creates additional safety concerns compared with non-grounded systems such as typical PV arrays. The US National Electrical Code prohibited the use of non-grounded systems until 2005, and still imposes regulation for systems with transformer-less inverters.  These regulations may require installers to use double jacketed PV wire, overcurrent protection, and disconnect devices on both the positive and negative conductors.  These additional requirements raise system cost.

PPSA enables a size and weight profile smaller than a transformer-less inverter while simultaneously providing isolation. Consequently, PPSA has the potential to impact several fast-growing markets.

Though we intend to ultimately generate revenues primarily by licensing our technology to OEMs, we have begun by developing and selling our products to demonstrate the capabilities of our technology to organizations in both the public and the private sectors. Our primary business strategy is (1) to search for and evaluate prospective licensing and partnership agreements with established companies in the industry vertical markets for which we have developed PPSA products; (2) to develop new PPSA products that extend our capabilities and address additional market sectors; and (3) to further develop the PPSA technology platform.  Our first efforts are focused on the PV inverter, distributed grid energy storage and EV DC charging markets.  We have completed products for the PV inverter and distributed grid energy storage markets, and are working to develop a related product for the EV DC charging market.

We believe our product for the PV inverter market is the only technology capable of offering a transformer-less inverter with isolation. We have also developed a bi-directional battery converter product for several emerging grid-storage markets.

We are also evaluating related market applications for PPSA.  We believe the combination of our technological expertise and our intellectual property enables us to form relationships with established companies in our target markets and should enable us to share in the economic benefits that we believe our technology can unlock.  We also believe that our unique technology will allow us to deliver solutions to new high-growth emerging markets before competitors, and that this will allow us to capture early market opportunities that may arise in these markets.

Our Technology

In our PPSA technology, power flows through and is temporarily stored in an AC link magnetic storage component.  This power packet switching is the heart of our technology.  After the AC link is charged, it is disconnected from both input and output, providing isolation without a transformer.

Figure 1:  Schematic of PPSA Process

Traditional inverter technology uses several magnetic components and capacitors that are heavy and expensive, have custom hardware for fixed functions that are inflexible and costly, and have high electrical and thermal stresses that significantly increase failure rates and reduce efficiency.  Our technology eliminates the majority of the passive components of traditional power converters, including transformers, inductors and capacitors.  PPSA technology can provide isolated power conversion in a single device, which provides clear advantages over traditional technologies.  Among them are:

●	Weight: PPSA architecture reduces weight by eliminating passive components such as transformers, inductors and bulk capacitors. Our 30kW PV inverter weighs 97 pounds. By contrast, competing 30kW PV inverters with transformers weigh approximately 1,200 pounds, and transformer-less inverters (which do not provide isolation) weigh around 170 pounds.

Figure 2:  PPSA Weight Comparison

●	Cost: Reduced weight results in lower manufacturing costs. In addition, lighter weight components save end customers on transportation and installation costs.
●	Safety: Since PPSA provides isolation, it allows the systems in which it is used to be grounded. Non-grounded systems require additional safeguards to pass U.S. safety regulations, which increase system cost and reduce efficiency.

●	Inverter Efficiency: Efficiency is the measure of power out of the inverter as a percentage of the power into the inverter. Thus, high efficiency PV inverters use less power in the conversion process and supply more power for use. In the California Energy Commission (“CEC”) weighted efficiency test, our 30kW PV inverter efficiency is 96.5% as measured by Intertek. This is one of the highest PV inverter efficiencies for approved PV inverters with isolation, as shown on the CEC website. In addition, our battery converter has achieved efficiencies of over 96%, which we believe is superior to competing systems.

Figure 3:  PPSA Efficiency Comparison

●
Scalability/Flexibility: PPSA technology uses standardized hardware with application specific software, thus providing more scalability that we believe will allow us, and our licensees, to rapidly develop products for new applications. PPSA’s flexibility enables uses from small commercial-scale (below 10kW) to utility-scale (over 1MW).

●	Reliability: Our technology enables a simplified product that eliminates several common failure modes. Our products use no electrolytic capacitors. We believe that this design feature, together with our other design improvements, increases overall reliability.

We are currently working on a next generation BD-IGBT with funds from a $2.5 million ARPA-E grant from the U.S. Department of Energy.  For a discussion of the economic terms and conditions of the ARPA-E grant, please see the discussion in the section of this prospectus titled “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Critical Accounting Policies – Revenue Recognition”.  We believe this funding is sufficient to demonstrate the capability of our bi-directional power switch technology and build prototypes of our PPSA products with these switches.  If successful, we believe these BD-IGBTs will further improve our key technology metrics. Research universities and commercial vendors are working on this project under our direction.

Rights of the United States

In conjunction with the ARPA-E grant we received from the Department of Energy, we granted to the United States a non-exclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States inventions related to the BD-IGBT and made within the scope of the grant. This license includes the right of the United States to sublicense these inventions to foreign governments, their nationals and international organizations pursuant to the United Nations Framework Convention on Climate Change and the Copenhagen Accord.  The United States also has the right to unilaterally amend the award to identify specific treaties or international agreements entered into by the United States and to effectuate those licenses or other rights that are necessary for the United States to meet its obligations to foreign governments, their nationals, and international organizations under treaties or international agreements.

Any products that embody or use inventions conceived under the award must be manufactured substantially in the United States, if for any use or sale in the United States, unless we can show, to the satisfaction of the Department of Energy, that it is not commercially feasible to do so.

        We also have certain disclosure and patent filing obligations under the grant.  If we fail to disclose to the Department of Energy an invention made with grant funds that we disclose to patent counsel or for publication, or if we elect not to retain title to the invention, the United States may request that title to the subject invention be transferred to it.  Aside from applying for patent protection in the United States, we are also required to file patent applications on such inventions in additional countries or international patent offices.  If we do not file those applications, we can be required to convey title to the United States.  If we were to convey title to the invention to the United States, we would retain a non-exclusive royalty-free license throughout the world in the invention, unless we failed to disclose the invention to the United States in accordance with the terms of the grant.  To the best of our knowledge, we have made the required disclosures and met the patent filing obligations required to retain title to the BD-IGBT.

       We also granted “march-in-rights” to the United States in connection with the BD-IGBT inventions in which we choose not to retain title, if those inventions are made under the ARPA-E grant. Pursuant to the march-in-rights, the United States has the right to require us, any person to whom we have assigned our rights, or any exclusive licensee to grant a non-exclusive, partially exclusive, or exclusive license in any field of use to a responsible applicant upon terms that are reasonable.  If the license is not granted as requested, the United States has the right to grant the license if it determines that we have not achieved practical application of the invention in the field of use, the action is necessary to alleviate health or safety needs, the action is necessary to meet requirements for public use specified by Federal regulations and such requirements have not been satisfied, or the action is necessary because an agreement to manufacture the invention in the United States has not been obtained or waived or because any such agreement has been breached.

As we announced in May 2013, we have entered into a CRADA with NREL.  The CRADA provides that NREL and the Company will jointly develop and demonstrate a hybrid power converter system which includes bi-directional electric vehicle charging, photovoltaic generation, and stationary battery storage using our 3-port hybrid converter.  Together with NREL, we will also jointly investigate synergies in tightly integrating these separate power conversion systems.

The United States retains a nonexclusive, nontransferable, irrevocable, paid-up license to practice or to have practiced for or on behalf of the United States every invention made under this CRADA.  The same licensing terms may apply to NREL’s operator, the Alliance for Sustainable Energy LLC.

This agreement also grants “march-in-rights” to the United States in connection with any inventions made under this contract in which we choose not to retain title, if those inventions are made under the CRADA contract. Pursuant to the march-in-rights, the United States has the right to require us, any person to whom we have assigned our rights, or any exclusive licensee to grant a non-exclusive, partially exclusive, or exclusive license in any field of use to a responsible applicant upon terms that are reasonable.  If the license is not granted as requested, the United States has the right to grant the license if it determines that we have not achieved practical application of the invention in the field of use, the action is necessary to alleviate health or safety needs, the action is necessary to meet requirements for public use specified by Federal regulations and such requirements have not been satisfied, or the action is necessary because an agreement to manufacture the invention in the United States has not been obtained or waived or because any such agreement has been breached.

We do not expect to make any inventions under the CRADA.

Business Strategy

Our business strategy is to promote and expand the uses of our PPSA platform technology initially through product sales, followed by licensing these product designs to OEMs and also through strategic development relationships to expand the range of markets serviced with our technology.

Licensing Approach:  We are focused on licensing our proprietary power conversion PPSA technology to OEMs.  We will seek license fees and royalties from OEMs based on the sales of their products integrating PPSA technology. We believe that OEMs could achieve higher margins by providing PPSA-enabled products to system integrators. We are targeting OEMs in the PV inverter, distributed grid energy storage converter, and EV DC charging markets as potential commercial licensees of our PPSA technology.  We believe strategic relationships with key OEM licensees would enable us to reap the benefits of our technology much faster than by manufacturing, distributing or installing products ourselves.  We believe this business model will also allow us to concentrate our efforts and resources on projects more in line with our expertise. As we develop new applications for our technology, we expect to target new strategic relationships in different market sectors.

Products:  We believe that our products demonstrate the advantages of our technology for OEMs with whom we seek to form strategic development relationships.  As noted above, we have completed development of our first two products, a 30kW PV inverter (for the PV market) and a 30kW battery converter (for the distributed grid energy storage market).  At Intertek, these products have passed UL1741, a rigorous set of performance and safety tests required for connection to the power grid in the U.S. and several other countries.

Our next planned product is a 30kW 3-port hybrid converter, intended for integrating PV, grid energy storage, and DC charging systems.  We believe this product will improve energy and cost-efficiency over conventional solutions. After that, we intend to develop a 30kW micro-grid converter that we expect will add new capabilities to support off grid and emergency back-up power applications.

We have budgeted $4.5 million from the proceeds of this offering for new product research and development.  The development of the hybrid converter and micro-grid converter will be our largest new product development effort.   We estimate that each product may cost $1.5 million to develop and commercialize.  We are pursuing incremental funding for this development through Department of Energy grants, which we may or may not receive.  We received a Department of Energy Small Business Innovation Research (“SBIR”) Phase I grant in the amount of $150,000, which we used for funding development of the new hardware design.  We successfully completed the work funded by the grant in May 2013, when we delivered proof-of-concept prototype samples of the hybrid converter to NREL for evaluation.  We have also applied for a $1,000,000 SBIR Phase II grant that, if awarded, would provide additional funding for the product development beginning in December 2013.

The first step of the development process was to create a new 3-port hardware design to be used for both products.   This was completed in May 2013; however, we expect to make some incremental hardware design improvements based on initial hardware testing.

For the hybrid converter, we will first develop enhanced embedded control software that will control multi-port power flow.  When this is completed, we plan to sell sample products to early customers, and then make incremental hardware and software improvements based on feedback from these early customers.  After these improvements are implemented, we expect to work with Intertek on industry certification, including UL1741 compliance.

We expect that the micro-grid converter development process will be broadly similar to that of the hybrid converter.  We plan to refine the embedded control software in order to enable the micro-grid converter to support off-grid operation or to be used as a battery backup power system during grid faults.  We then plan to sell samples to early customers in order to gather feedback to further improve the product.  Finally, the micro-grid converter will also require certification.

Figure 4:  Planned Product Pipeline

We are focusing our long-term development efforts on our next-generation BD-IGBT.  Uni-directional IGBTs are widely used in power converters.  Conventional power converters and IGBT power switches conduct and block current in a single direction.  Currently, we successfully use these standard uni-directional IGBTs in our PPSA systems.

Bi-directional power switches conduct and block current in both directions; if we are able to successfully design and build these, we believe they would enhance several key metrics of the PPSA platform.  In addition, if we redesign our products to utilize these bi-directional switches, we believe we will be able reduce the number of components in our system, which may further reduce material costs and improve efficiency. We have budgeted $1.5 million from our new product research and development budget for this redesign effort.

Figure 5:  Potential Benefits of BD-IGBT Power Switch Components

*Expected date for BD-IGBT to be developed.

Our BD-IGBT development effort is being funded by the U.S. Department of Energy’s $2.5 million ARPA-E grant.  We believe the Department of Energy grant will be sufficient to prove this technology’s capability and build a prototype PPSA product with these switches.

Intellectual Property:  As a company primarily focused on licensing, we expect that our most valuable asset will be our intellectual property. This includes U.S. and foreign patents, patent applications, common-law trademarks, trade secrets and know-how. We are pursuing an aggressive intellectual property strategy.

We have 19 issued U.S. patents and 40 additional pending U.S. provisional and non-provisional patent applications. We have 12 pending foreign patent applications which, barring unforeseen problems, are expected to provide patent protection in 45 additional countries including the European Union, China, India, Korea, Malaysia, the Philippines, Singapore and Brazil.  We expect to file a significant number of additional patent applications as our technology matures.  The issue date and expiration date of our issued U.S. patents is included in the table below:

Title	Number	Issued	Expires
Universal Power Converter	7,599,196	6-Oct-09	6-Oct-2028
Universal Power Converter Methods	7,778,045	17-Aug-10	5-Jun-2029
Power Conversion with Added Pseudo-Phase	8,295,069	23-Oct-12	17-Aug-2030
Converter For Enhanced Efficiency Power Conversion	8,300,426	30-Oct-12	30-Mar-2028
Universal Power Converter with Bidirectional Switching Devices	8,345,452	1-Jan-13	6-Jun-2027
Power Transfer Devices, Methods, and Systems with Crowbar Switch Shunting Energy-Transfer Reactance	8,391,033	5-Mar-13	29-Jun-2030
Buck-Boost Power Converter Circuits, Methods and Systems	8,395,910	12-Mar-13	6-Jun-2027
Universal Power Converter with Two Input Drive Operations During Each Half-Cycle	8,400,800	19-Mar-13	6-Jun-2027
Power Conversion with Added Pseudo-Phase	8,406,025	26-Mar-13	17-Aug-2030
Power Transfer Devices, Methods, and Systems with Crowbar Switch Shunting Energy-Transfer Reactance	8,432,711	30-Apr-13	29-Jun-2030
Power Transfer Devices, Methods, and Systems with Crowbar Switch Shunting Energy-Transfer Reactance	8,441,819	14-May-13	29-Jun-2030
PV Array Systems, Methods, and Devices with Improved Diagnostics and Monitoring	8,446,042	21-May-13	30-Nov-2031
PV Array Systems, Methods, and Devices with Improved Diagnostics and Monitoring	8,446,043	21-May-13	30-Nov-2031
Power Transfer Devices, Methods, and Systems with Crowbar Switch Shunting Energy-Transfer Reactance	8,446,745	21-May-13	29-Jun-2030
Power Transfer Devices, Methods, and Systems with Crowbar Switch Shunting Energy-Transfer Reactance	8,451,637	28-May-13	29-Jun-2030
Photovoltaic Array Systems, Methods, and Devices with Bidirectional Converter	8,461,718	11-Jun-13	30-Nov-2031
Photovoltaic Array Systems, Methods, and Devices with Bidirectional Converter	8,471,408	25-Jun-13	30-Nov-2031
Power Conversion with Added Pseudo-Phase	8,514,601	20-Aug-13	17-Aug-2030
Power Conversion with Current Sensing Coupled through Saturating Element	8,531,858	10-Sep-13	30-Nov-2031

Our background research has not identified any public information, such as patents or published articles, relating to our technology that would restrict our freedom to operate our business as currently conducted and contemplated by us in our future operations.  However, on October 4, 2013 we received a letter from a competitor alleging that the system architecture that appears on our website “appears” to infringe on patents licensed to or held by the competitor.  The letter asks that we explain why we believe that our technology does not represent an infringement.  We have investigated this claim and we have determined that the allegation is without merit.  If we cannot resolve this matter, the cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert management’s attention from our day-to-day operations.  As we continue to grow and to develop our intellectual property, we expect to attract threats from patent monetization firms or competitors alleging infringement of intellectual property rights.

We rely on a combination of patent filings, laws that protect intellectual property, confidentiality procedures, and contractual restrictions with our employees and others, to establish and protect our intellectual property rights.  In addition, the software that is shipped with our products is encrypted, which makes it very difficult for potential patent infringers to reverse-engineer our products.

Target Markets

       We believe that our PPSA technology has the potential to impact large global markets that currently rely upon high-power electronic power converters, including PV inverters, EV charging infrastructure, grid-storage battery converters and micro-grids.  Several of these are multi-billion dollar global markets.  We are carefully selecting which market segments to participate in based on time-to-market for our PPSA platform and market size/growth rate.  We are currently targeting the following three market segments.

PV Inverter Market

The U.S. Energy Information Administration forecasts solar capacity to grow by more than 1000% from 2011 to 2040, representing an increase in power production of 46GW.  Industry analysts estimated the global PV inverter market at approximately $7.1 billion in 2012.  Analysts also forecast significant growth in the installed base of PV inverters, from 30GW in 2012 to over 58GW in 2017, representing a CAGR of 13.8%.

The rapid growth in solar installations is due to a mix of declining system prices, subsidies and increasing environmental initiatives.  Since 2008, module prices have fallen by 80%. Balance of system costs — which include PV inverters, installation cost, shipping cost, regulatory costs, and cabling and wiring systems — are becoming more important as their proportional share of total overall cost has risen over the years.

Our product for the PV market is a 30kW PV inverter.  We believe that it is the only technology capable of offering a transformer-less inverter with isolation at reasonable economics.  We believe our PV inverter product validates our unique technology in one of its simplest implementations.  We believe PPSA-based converters provide the following advantages:

•  Lighter weight and smaller size, reducing logistics and installation cost as well as footprint

•  Higher efficiencies, thereby increasing energy production

•  Flexibility of installation

•  Electrical isolation

Our current 30kW PV inverter with electrical isolation weighs 97 pounds compared to about 1,200 pounds for typical PV inverters that provide comparable electrical isolation.  The product supports standard grounded PV arrays (with both unipolar and bipolar configurations) without requiring an internal or external transformer.  Its small, lightweight design allows simple installation indoors or outdoors.  The PV inverter completed industry certifications in May 2012, and has industry standard features.  As of September 30, 2013, we have sold initial production units to 14 different PV inverter installation companies with installations in Texas, California, Oregon, Colorado, and Arizona.

Figure 6:  Seven of our 30kW PV inverters in use at the University of Texas- Austin

Distributed Grid Energy Storage Market

One key reason some customers have been slow to adopt renewable sources is that power is not necessarily produced when customers need it.  PV only produces energy when the sun is shining, and wind turbines only when the wind is blowing.  Consequently, customers who cannot use the power produced at those times may waste the excess power.  This diminishes the value of using renewables.

Some utility jurisdictions have a “net metering” policy, which allows customers to sell their excess electric power to the utility and then purchase it back when needed at the same price.  In effect, the local utility and power grid act as a remote battery system for energy consumers in these jurisdictions.  As the penetration of renewables increases, utilities will be under financial pressure to reduce or discontinue net metering policies, as they receive no compensation for this service.   Thus, we believe that utilities will seek to reduce or discontinue net-metering policies, and by doing so, create market demand for local energy storage systems. In the United States, a key driver for the use of energy storage is to reduce utility demand charges.  Peak demand charges can account for a significant portion of the electricity bill for commercial and industrial customers.  Therefore, it may be financially attractive for commercial buildings, for example, to reduce peak loads in order to limit peak demand charges.

In the United States, avoiding peak demand charges can make installation of commercial energy storage systems financially attractive.  In many cases the payback time for the end user can be quicker than with grid-connected residential or utility-scale systems.  Therefore, there is great potential for suppliers to target combined commercial-scale PV and grid energy storage systems in the U.S. The Americas are predicted to remain the largest market for energy storage in grid-connected commercial PV systems over the next five years, increasing from an estimated 1.4MW of PV systems with installed storage in 2012 to 900MW in 2017, a CAGR of 264%.

Our product for this market is a 30kW battery converter.  It is suitable for several emerging grid energy storage applications, including commercial peak demand reduction, utility load shifting buffering high power EV DC chargers and bidirectional DC chargers. Our battery converter completed industry certification in January 2013.  As of September 30, 2013, we have sold this product to 12 different customers in California, Colorado, Michigan, New Jersey, Ohio, Oregon, Washington and Wisconsin.  We have made commercial sales to Sharp, Powin Energy and others.  We have made Commercial Off The Shelf (“COTS”) government sales to the NREL and the U.S. Navy.

We plan to migrate early customer designs from our 2-port battery converter to our 3-port hybrid converter when it becomes available.  We believe this will allow a lower cost, more efficient integrated solution for supporting both commercial-scale grid energy storage and PV inverter functions.  We plan to further develop a 3-port micro-grid converter that could use similar hardware to the hybrid converter but may also provide new capabilities to provide emergency backup power or operate off-grid.  This will allow our customers to add emergency backup power capabilities to these systems or operate them in remote off-grid installations.

Figure 7:  Our 30kW battery converter used for containerized grid energy storage undergoing testing at the Bonneville Power Authority, Washington

DC Charging Market

Alternatives to gas-powered cars have historically comprised a small portion of the overall automotive market.  We believe this is changing rapidly.  Based on industry reports, consumers will soon have a greater selection of EVs including both plug-in hybrid electric vehicles and fully electric vehicles.

A major limitation of EVs is their limited driving range on batteries and the recharging time to extend this range.  EVs have an on-board charger that converts the low voltage AC power in a home to the DC power needed for charging EV batteries.  The on-board charger is typically small and light, to enable it to fit inside the car.  Because of these limitations, the charger takes about 8 hours for a full charge (which provides a driving range of about 100 miles).

A DC charger or fast charger contains a high-powered charger located outside the car.  This off-board charger has the potential to fully charge a car in about 30 minutes.  EV fast chargers are used to extend the driving range without the long charging time of low power on-board chargers and can also improve charging efficiency. Navigant Research (2013) forecasts the shipments of DC chargers increasing from 9,000 in 2013 to 98,000 in 2020.

DC chargers can incur high demand charges, which translate into high operating costs for DC charging stations.  A typical 50kW DC charger in Southern California can fully charge a Nissan Leaf for less than $4 per vehicle, but the utility peak demand charges on the installation can be more than $1000/month.

We have a 30KW battery charger for this market that exhibits the characteristics of our PPSA technology. Our PPSA-enabled battery charger is 95% efficient.  Competing chargers have approximately 90% efficiency, which means that they may waste twice as much energy as our products do.  This improved efficiency should result in lower electricity expense.  We believe our system is more efficient because competing EV DC chargers may require an isolation transformer, while our system provides the necessary isolation without a transformer.

We are currently developing a 30kW 3-port hybrid converter for this market. We expect this to be our first product to exploit the single-stage multi-port capabilities of our technology. We are designing this product to include two DC ports and one AC grid port that will combine the capabilities of our existing PV inverter and battery converter. We believe, if the product performs as planned, it would perform at lower cost and higher efficiency than other hybrid converters.

We believe that our hybrid converter product could have an impact on the DC charging market by integrating efficient buffer battery storage to reduce demand charges, and PV to allow efficient charging directly from distributed resources.  We expect the efficiency, flexibility, and cost benefits of our technologies to contribute to the spread of DC charging stations; as such, we are seeking to establish early leadership in the DC fast charging infrastructure market.

NRG Energy, Inc. (“NRG”) is planning a $1.9 million Modular Micro-Grid DC Charging Technology Demonstration Program to develop and demonstrate a new EV DC charging solution using our 30kW 2-port battery converter and 3-port hybrid converter.  After successful technical and economic demonstration, NRG intends to deploy these solutions, including the hybrid converter, into its broad EV charging station rollout.  NRG believes that our power converter systems will reduce installation and operational costs and create new value streams for the commercial building owners hosting the EV charging infrastructure and grid operator.  The additional flexibility and functionality of this platform can lower total lifetime cost of ownership of EV DC charging infrastructure.

Figure 8:  Our 30kW battery converter used for bi-directional DC charging at the National Renewable Energy Laboratory, Colorado

Other Markets

As mentioned above, our technology may be applicable to a wide variety of power conversion needs.  This may include, among others, the variable frequency motor drive market, uninterruptible power supply market, or the solid-state transformer market.  We will continue to evaluate new markets to determine their fit with the criteria we outlined above:  our time-to-market and market size/growth rate.

Early Development Relationships

PPSA has gained early validation from licensing and development arrangements with organizations in both the private and public sectors.

Lockheed Martin Corporation: We received approximately $1.3 million in early revenues from LMC from a License Agreement and a Subcontractor Development Agreement, both of which were entered into in December 2009.  We received approximately $1.1 million from a subcontract project to develop hardware and provide technical support for LMC’s Hybrid Intelligent Power development contract from the U.S. Army Communications-Electronics Research, Development and Engineering Center.  We completed this work in early 2012 and do not expect additional revenues for subcontract development.

Pursuant to the License Agreement, LMC has the exclusive right to use our initial patents for government applications and the non-exclusive right to use our initial patents for mobile applications.  Mobile applications are defined in the License Agreement as “products contained in an air, ground, water or space vehicle or that are intended to be transported from time to time from one location to another.”  We retain the right to sell COTS products to any customer, including the U.S. Department of Defense.

LMC is required to pay us a royalty of 3% on sales of any products that leverage our technology.  Additionally, LMC is required to pay us minimum annual royalties in order to retain its exclusive rights for government applications. The minimum annual royalty for exclusive government applications increases to $200,000 in 2014, and thereafter by an additional $100,000 each year, until it reaches $500,000 per year.  LMC may choose not to pay the minimum annual royalty, in which case it would lose the exclusive rights to our technology for government applications. We have earned $205,000 in annual licensing revenues from LMC through September 2013.

Department of Energy: We have been awarded two significant grants from the U.S. Department of Energy.  We have received approximately $1.5 million in revenue from these grants.  These grants provided funding for long-term research and next generation product development. We expect to receive additional revenue from these grants until they are completed.  We plan to apply for additional government grants in the future.

We received an award of $2.5 million from ARPA-E.  As of September 30, 2013 we recognized revenue of $1,715,000, leaving $785,000 of the award value remaining to be recognized over for the next 15 months.  We are using this award to develop and commercialize our BD-IGBT technology.  While we currently successfully use commodity silicon IGBT and diode components in our products, we are developing BD-IGBT components that we believe could significantly improve the efficiency, weight, and manufacturing costs of our products.  Research universities and commercial vendors are working under our direction and are receiving the majority of the ARPA-E program funding.  We believe this funding will be sufficient to develop and demonstrate the BD-IGBT power switch in a PPSA prototype system.

Our second Department of Energy award was a $150,000 Phase I SBIR grant.  We used this grant to develop early prototypes of a 3-port hybrid converter.  We completed this project in May 2013.  We have applied for a $1 million Phase II grant to fund further development of this concept.  If awarded, we expect to use this funding to help develop the hybrid converter and micro-grid converter capabilities, including off-grid and battery backup support.

National Renewable Energy Laboratory: On May 13, 2013 we announced a Cooperative Research and Development Agreement to use our technology to develop and test next generation electric vehicle DC charging infrastructure solutions.  The goal of this effort is to create standard reference designs using our patented technology in the 3-port hybrid converter that can readily be adopted by commercial and municipal EV fleets, military installations, and public infrastructure.  These reference designs seek to improve the cost, efficiency and reliability of power conversion between EVs, solar panels, storage batteries and electric grid, as well as provide grid energy storage and emergency backup power capabilities.

Competition

      We compete against well-established incumbent power conversion technologies.  We believe that, for the markets we have identified, our technology provides significant competitive advantages, however, we do not currently have a significant competitive presence in our industry.

Transformer Based Technologies:  Transformer-based inverters are the conservative choice, as they have been in the market longer than any other system.  They provide isolation, but are big and heavy.  There have been significant improvements in the efficiency of transformer-based inverters over the years, but we believe further improvements are limited because of the transformer requirements.  The major suppliers in this market include: SMA, Advanced Energy, and Schneider Electric.

Transformer-Less Technologies: Transformer-less inverters are the norm in the European market for PV applications; they are lighter and more efficient than transformer based inverters.  They have been obtaining market share in the U.S. market because of these characteristics. The drawback of transformer-less inverters is that they provide no electrical isolation. SMA, Power One (acquired by ABB), REFUsol (acquired by Advanced Energy), Kaco, and Fronius compete in this market.

Inverter with High Frequency Transformers: Inverters with high frequency transformers provide isolation without the weight of a transformer-based inverter.  However, high frequency inverters lose competiveness as they scale-up in power.  This is because in contrast to traditional inverters, high frequency inverters do not become more efficient or less costly per watt of power they convert.  Power One and SMA are the key suppliers in this market.

Micro-inverters: In a string of PV modules connected to a string inverter, if one of the modules is in the shade, that one low-performing module constrains the output of the whole string. The problem is resolved by using micro-inverters connected to each module.  However, large arrays of microinverters are expensive to produce and install, which mainly relegates their use to the residential market.  The leader in micro inverters is Enphase.

Research and Development Costs

During the years ended December 31, 2012 and December 31, 2011, we incurred $1,837,146 and $914,851, respectively, in research and development costs, of which $709,954 and $0, respectively, were included in cost of revenues. During the nine months ended September 30, 2013 and September 30, 2012, we incurred $2,019,157 and $1,195,034, respectively, in research and development costs, of which $1,200,288 and $357,292, respectively, were included in cost of revenues.

Manufacturing

We currently use a subcontractor to assemble and test our product from our designs using commodity materials and components.

Employees

As of November 1, 2013, we had 10 full-time employees, two full-time contract employees and two part-time contract employees.  None of these employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good.  We also employ consultants, including technical advisors, on an as-needed basis to supplement existing staff.  Consultants and technical advisors provide us with expertise in mechanical engineering, electrical engineering, and other specialized areas of engineering and science.

Industry Certifications

Industry certifications are generally required for our products.  The main certification requirement is UL1741, which tests and guarantees grid safety and product safety for distributed generation sources including PV inverters, battery converters, and bi-directional EV chargers.  A National Recognized Testing Laboratory (“NRTL”) must complete the certification before our customers may install and use our products in the United States.

We have worked with Intertek, an NRTL, for these certifications and have completed testing and received authorization to use their ETL mark on our 30kW PV inverter and 30kW battery converter.  While we have been able to rapidly and timely complete these certifications, which we believe is indicative of our commitment to the development of our technology, we may not be as successful in completing certification in a timely manner on future products, such as our 3-port hybrid converter, which could limit our ability to bring such products to market.

Europe and Japan have different certification test procedures, but generally test for similar capabilities.  We do not have familiarity with these other grid safety certifications; however, such certifications are likely to be required to sell our products in these regions. Geographic regions outside of North America, Europe and Japan generally do not have specific certification requirements, but may require one or more of the other regional certifications before products are approved for sale.

Government Regulation

Government approval is not required for us to sell our products.  However government support for renewable energy, improved grid efficiency, and EVs will impact growing markets that we service.  Utility regulations and support may also impact these end markets. Government and utility support for these markets is generally required near term for these markets to grow and changes in policy by governments or utilities may limit the market opportunities for our products.

Properties

Our principal office is located at 5004 Bee Creek Road, Suite 600, Spicewood, Texas 78669.  We currently lease approximately 4,000 square feet of office and laboratory space under a triple net lease that is due to expire in May 2014. The rent is approximately $3,200 per month.

Legal Proceedings

We are not a party to any pending legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this prospectus titled “Summary Selected Financial Information” and our financial statements and related notes appearing elsewhere in this prospectus.  In addition to historical information, this discussion and analysis here and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited, to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are located near Austin, Texas.  We were formed to develop and commercialize our PPSA technology, which improves the performance, size, weight and manufacturing cost of electronic power converters for several large vertical markets.

We were founded on May 17, 2007.  To date, our operations have been funded through the sale of our common stock and convertible debt, through technology licensing revenue, and through U.S. Department of Energy grants.  Our total revenue generated from inception to date as of September 30, 2013 is $4,029,264, with the majority of that revenue coming from events such as engineering fees and government grants.  We have successfully applied these revenues to research and product development, reducing our capital requirements.  We will continue to pursue research and development grants, where available, for the purpose of performing the necessary research and development of our products.  We can make no assurances that additional grants will be available in the future.

We have completed development and industry certification of our first two products, a 30kW PV inverter and a 30kW battery converter, both using the same universal power converter hardware design with different embedded software.  We are currently developing our third product, which is a 30kW 3-port hybrid converter.

These are products that we plan to use to promote long term licensing opportunities for the Company.  As a result, we believe the revenue from our early product sales is not the most important metric of our growing success.  We believe the quality and the level of interest from prospective customers and potential licensees is the most important metric, although we cannot provide any assurance that such prospective customers and potential licensees will materialize for us.

We are currently focused on three vertical markets – PV inverters, distributed grid energy storage, and EV DC charging.  The PV inverter market is the largest and most mature, but it is also in a hypercompetitive state with slow growth and an increasing number of suppliers.  Our initial PV inverter product was developed as the first implementation of PPSA in order to validate our technology.  We continue to leverage the PV inverter market for valuable product refinement feedback, including feature and performance requirements as well as improving the quality and robustness of our product designs.  We plan to integrate our proven PV inverter functionality with grid energy storage and/or DC charging functionality to create high value hybrid and micro-grid systems.

The distributed grid energy storage market is an evolving market.  We believe that this market will grow quickly, but is currently limited by the lack of commercially available, certified solutions.  We believe our battery converter is highly competitive in this market.  We have achieved several design wins with customers that we believe can generate product sales and may be converted to licensing agreements longer term.  Most of our initial battery converter sales have been made to potential licensees as they evaluate our converters for possible integration into their commercial grid energy storage market products.  We are currently negotiating a strategic supplier agreement in this market, although we cannot provide any assurance that this potential agreement will be consummated.  We believe our ability to negotiate attractive licensing terms would improve if high market demand is established for our products.

We believe the EV DC charging market is an attractive market.  Our approach to this market offers features to reduce installation costs, operational costs, and create new value-added capabilities.  Similar to the distributed grid energy storage market, we are working with several customers to achieve design wins and help them integrate our product into their solutions.  Our initial focus is on the California EV DC charging market, and we believe we can establish design wins and ecosystem relationships in this space.

We are also developing next generation products, including our 3-port hybrid converter, micro-grid converter, and new power switch components that we believe will further extend the differentiation and value of our products.  We estimate that the 3-port hybrid converter and the micro-grid converter may each cost $1.5 million to develop and commercialize.  We developed a new 3-port hardware design that will be used for both products, although we expect to make some incremental hardware design improvements based on initial hardware testing.  Our next step will be to develop enhanced embedded control software for these products.  When that step is complete, we plan to sell sample products to early customers, and then make incremental hardware and software improvements based on feedback from them.  After these improvements are implemented, we expect to work with Intertek on industry certification, including UL1741 compliance.  As discussed below, the development of new power switch components is being funded by the U.S. Department of Energy’s $2.5 million ARPA-E grant.  For a discussion of the economic terms and conditions of the ARPA-E grant, please see the discussion below titled “Critical Accounting Policies – Revenue Recognition”. We believe the Department of Energy grant will be sufficient to prove this technology’s capability and build a prototype PPSA product with these switches.  After the bi-directional power switch technology is proven, we plan to redesign our growing number of products to use these new components.  We have budgeted $1.5 million from our new product research and development budget for this redesign effort.

Our financial statements contemplate the continuation of our business as a going concern.  We are subject to the risks and uncertainties associated with a new business, including lack of operating capital, lack of personnel and lack of demand for our products.  We have no established source of capital, we have limited commercial product revenue and we have incurred significant debt and significant losses from operations since inception.  These matters raise substantial doubt about our ability to continue as a going concern. As further described in the section titled “Plan of Operation”, we expect the net proceeds from this offering to be sufficient to fund our activities for two years.

Plan of Operation

Our strategy is to continue to commercialize our technology though the development of a variety of products and licensing.  We have completed development of our first two products, we are developing additional products and we will continue to develop all of our products based on customer feedback from system installations.  Our goal is to have these products validate our technology and lay the foundation for licensing our technology platform into applications across the global power converter marketplace.

We expect to use the net proceeds received from this offering to continue our new product research, continue our new product and existing product development and the commercialization of our existing products, protect our intellectual property, purchase equipment and software and for working capital and other general corporate purposes.  The net proceeds from this offering are anticipated to be approximately $12.8 million, which we expect to be sufficient to fund our activities for the two years following the offering.  Our anticipated costs include employee salaries and benefits, compensation paid to consultants, capital costs for research and other equipment, costs associated with development activities including travel and administration, legal expenses, sales and marketing costs, general and administrative expenses, and other costs associated with an early stage, publicly-traded technology company.  We anticipate increasing the number of employees by up to approximately 10-20 employees; however, this is highly dependent on the nature of our development efforts.  We anticipate adding employees in the areas of research and development, sales and marketing, and general and administrative functions required to support our efforts.  We expect to incur consulting expenses related to technology development and other efforts as well as legal and related expenses to protect our intellectual property.  We expect capital expenditures to be approximately $1.0 million for purchase of equipment and software during the two years following this offering, but these are highly dependent on the nature of the operations where co-development activities are ongoing.  We also have issued $4 million in senior secured convertible promissory notes that must be paid on January 6, 2014, $750,000 in senior secured convertible promissory notes that must be paid on July 29, 2014, and $1.355 million in convertible promissory notes that must be paid on December 31, 2013, if the notes are not converted to shares of our common stock prior to their maturity dates.

The amounts that we actually spend for any specific purpose may vary significantly and will depend on a number of factors including, but not limited to, the pace of progress of our commercialization and development efforts, actual needs with respect to product testing, development and research, market conditions, and changes in or revisions to our marketing strategies.  In addition, we may use a portion of any net proceeds to acquire complementary products, technologies or businesses; however, we do not have plans for any acquisitions at this time.  We will have significant discretion in the use of any net proceeds.  Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock.

We received an award of $2.5 million from ARPA-E.  As of September 30, 2013, we recognized revenue of $1,715,000, leaving $785,000 of the award value remaining to be recognized over the next fifteen months.  This award is being used to develop and commercialize our BD-IGBT power switch.  While we currently successfully use commodity silicon IGBT and diode components in our products, we are developing BD-IGBT components that we believe could significantly improve the efficiency, weight, and manufacturing costs of our products.  Research universities and commercial vendors are working under our direction and are receiving the majority of the ARPA-E program funding.  We believe this funding will be sufficient to develop and demonstrate the BD-IGBT power switch in a PPSA prototype system.

Our second Department of Energy award was a $150,000 Phase I SBIR grant.  This grant has been used to develop early prototypes of a 3-port hybrid converter.  We completed this project in May 2013.  We have applied for a $1 million Phase II grant to fund further development of this concept.  If awarded, we hope to further develop the hybrid converter and micro-grid converter capabilities including off-grid and battery backup support.

While we received approximately $1.1 million in early revenues from LMC for subcontract work to develop hardware and provide technical support for LMC’s Hybrid Intelligent Power development contract from the U.S. Army Communications-Electronics Research, Development and Engineering Center, we completed this work in early 2012 and do not expect additional revenues for subcontract development.

Critical Accounting Policies

The following discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America.  Certain accounting policies and estimates are particularly important to the understanding of our financial position and results of operations and require the application of significant judgment by our management or can be materially affected by changes from period to period in economic factors or conditions that are outside of our control.  As a result, they are subject to an inherent degree of uncertainty.  In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates.  Those estimates are based on our historical operations, our future business plans and projected financial results, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.  Please see Note 2 to our financial statements for a more complete description of our significant accounting policies.

Revenue Recognition.  Revenue from product sales is recognized when the risks of loss and title pass to the customer, as specified in (1) the respective sales agreements and (2) other revenue recognition criteria as prescribed by Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104, “Revenue Recognition”.  We generally sell our products freight-on-board shipping and recognize revenue when products are shipped.  Revenue from service contracts is recognized using the completed-performance or proportional-performance method depending on the terms of the service agreement.  When there are acceptance provisions based on customer-specified subjective criteria, the completed-performance method is used.  For contracts where the services performed in the last series of acts is very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed.  Once customer acceptance has been received, or the last significant act is performed, revenue is recognized.  We use the proportional-performance method when a service contract specifies a number of acts to be performed and we have the ability to determine the pattern and value in which service is provided to the customer.

The Company was awarded a grant from ARPA-E on January 30, 2012.  The purpose of the grant is to perform research and development on components that may improve the efficiency of the Company’s technology.  ARPA-E’s share of the research and development project is $2.5 million out of a total approximate $2.8 million cost of the project.  The Company works with ARPA-E’s program manager to agree upon the specifications and work plans for the grant.  The Company then directs all the work to be performed by ARPA-E approved subcontractors, which historically have been universities but may include commercial subcontractors.  Upon completion of the work, the Company submits to ARPA-E for payment of ninety percent of the costs incurred by the Company.  This has historically been done on a quarterly basis, but it may be as frequently as monthly. The Company bears responsibility for the remaining ten percent of the total costs incurred by the Company under the agreed work plans, which amount is included (less any costs that the applicable subcontractor has agreed to share) in our cost of revenues. All invoices are supported with copies of expenses and invoices that the Company has received from ARPA-E approved subcontractors.  Notwithstanding the foregoing, the Company is the primary obligor of all the costs incurred under the work plans for the grant, except for any costs that the applicable subcontractor has agreed to share.  The agreement with ARPA-E establishes “Go/No Go” milestones and deliverables. For each “Go/No Go” milestone and deliverable, the ARPA-E program director must review the Company’s work under the previously agreed work plan, confirm in writing that the Company has achieved the “Go/No Go” milestone and deliverable, and authorize the Company to commence work on the next milestone and deliverable under a corresponding next work plan.  If the project were to stop due to an ARPA-E determination that a milestone or deliverable had not been met, then the Company would not submit to ARPA-E for payment any further invoices (except for costs incurred under the previously agreed work plan).

The payment conditions of the $150,000 Phase I SBIR grant that we received are substantially similar to those of the ARPA-E grant, except that in the case of the SBIR grant, the Company receives payment from SBIR of one hundred percent of the costs incurred by the Company under the agreed work plans.  Nevertheless, the Company is the primary obligor of all the costs incurred under the agreed work plans for the SBIR grant.

Revenues from government grants are recognized in accordance with the provisions of SAB No. 104 in the period during which the related costs are incurred, provided that the Company has incurred the costs in accordance with the specifications and work plans for the applicable grant.  Expenses included in cost of revenues are directly related to research and development activities performed by our subcontractors in order to fulfill the specifications and work plans for the applicable grant.  There are no contingencies or ongoing obligations of the Company related to these grant arrangements, other than the obligation of the Company to submit to the applicable government entity invoices for costs incurred by the Company under the agreed work plans for the applicable grant.  Under no circumstances is the Company required to repay monies that it receives under any of its government grants, provided that the Company receives no more than the government’s agreed share of the total cost of the project and, with respect to the ARPA-E grant, provided that the Company meets its obligation to cover its share of costs as described above.  Costs incurred related to the grants are recorded as grant research and development costs.

The Company believes that recognizing the government grants as revenues is a better reflection of the economics of the arrangements as (i) there are no contingencies or ongoing obligations of the Company associated with its receipt of or right to retain the funds that it receives under its grants, (ii) the Company is the primary obligor of all the costs incurred under the work plans for the grants, and (iii) the Company has full discretion on the use of the monies that it receives under the grants.  In addition, the Company earns the grant funding through the performance of research and development activities, which is one of the Company’s primary business activities.  The Company also believes that this presentation provides transparency to users of the Company’s financial statements of the business activities associated with these grants, specifically, grant revenues and grant costs.

Royalty income is recognized as earned based on the terms of the contractual agreements, and has no direct costs.

Research and Development.  Grant research and development are costs incurred solely related to grant revenues, and are classified as a line item under cost of revenues.  Other research and development costs are presented as a line item under operating expenses and are expensed as incurred.

Patents.  The Company capitalizes legal costs and filing fees associated with obtaining patents on its new inventions. Once the patents have been issued, the Company amortizes these costs over the shorter of the legal life of the patent (generally a maximum of 20 years) or its estimated economic life using the straight-line method.

Income Taxes. We account for income taxes using an asset and liability approach that allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years.  Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.  Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Stock-Based Compensation.  The Company applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, “Stock Compensation,” when recording stock based compensation. The fair value of each stock option award is estimated on the date of grant using the commonly used Black-Scholes option valuation model. The assumptions used in the Black-Scholes model are as follows:

Grant Price - The grant price of the issuances are determined based on the estimated fair value of the shares at the date of grant.  In the case of grant prices during the last 12 months, they were based on the expected IPO price at the date of grant.  The grant prices used were approximately equal to the IPO price.

Risk-free interest rate - The risk free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant

Expected lives - As permitted by SAB No. 107, due to the Company’s insufficient history of option activity, the management utilizes the simplified approach to estimate the options expected term, which represents the period of time that options granted are expected to be outstanding

Expected volatility – is determined based on management’s estimate or historical volatilities of comparable companies

Expected dividend yield - is based on current yield at the grant date or the average dividend yield over the historical period.  The Company has never declared or paid dividends and has no plans to do so in the foreseeable future

       On July 19, 2013, the Company granted 346,811 stock options to various employees to purchase shares of common stock at an exercise price that is intended to equal fair value, which the Company has determined is best indicated by the public offering price of $5.00 in the Company’s initial public offering.  The options vest over a period of 2.5 years commencing from the date of grant.  The options were valued at $1,255,000 using the Black-Scholes option pricing model.  For the nine months ended September 30, 2013, the Company recognized compensation cost of $102,778 related to these option grants.  The assumptions used in the Black-Scholes valuation model for this grant are as follows:

Grant price	$5.00
Risk-free interest rate	1.46% to 1.53%
Expected life	5.58 years to 5.75 years
Expected volatility	90.0%
Expected dividend yield	0.0%

        The Company accounts for stock issued to non-employees in accordance with the provisions of FASB ASC 505-50 “Equity Based Payments to Non-Employees.” FASB ASC 505-50 states that equity instruments that are issued in exchange for the receipt of goods or services should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b) absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date).

The aggregate intrinsic value, the difference between the exercise value and the IPO price value, related to stock options was approximately $386,000 as of September 30, 2013. There were 346,811 stock options, on a post reverse stock split basis, issued during the twelve months prior to September 30, 2013.

Convertible Promissory Notes and Warrants.  The warrants and embedded conversion feature of convertible promissory notes are classified as equity under FASB ASC Topic 815-40 “Derivatives and Hedging – Contracts in Entity’s Own Equity.” The Company allocates the proceeds of the convertible promissory notes between convertible promissory notes and the financial instruments related to warrants associated with convertible promissory notes based on their relative fair values at the commitment date.  The fair value of the financial instruments related to warrants associated with convertible promissory notes is determined using the Black-Scholes option pricing model and the respective allocated proceeds to the warrants is recorded in additional paid-in capital.  The Company utilized the Black-Scholes option valuation model using the same valuation assumptions as described above for stock-based compensation. The embedded beneficial conversion feature associated with convertible promissory notes is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital in accordance with ASC Topic 470-20 “Debt – Debt with Conversion and Other Options”.  The portion of debt discount resulting from the allocation of proceeds to the financial instruments related to warrants associated with convertible promissory notes is being amortized over the life of the convertible promissory notes.  For the portion of debt discount resulting from the allocation of proceeds to the beneficial conversion feature, it is amortized over the term of the notes from the respective dates of issuance.

Results of Operations

Comparison of the nine months ended September 30, 2013 to the nine months ended September 30, 2012

Revenues.  Revenues for the nine months ended September 30, 2013 of $1,638,586 were $1,026,723, or 168% higher than the $611,863 we earned in revenues for the nine months ended September 30, 2012.  The increase in revenue was due to a $804,808 increase in grant revenues and $221,915 from an increase in the sale of products and services.  Total grant revenues for the nine months ended September 30, 2013 were $1,167,121, from the ARPA-E grant and a Department of Energy SBIR grant. Revenues related to the ARPA-E project increased because the project was fully underway for the nine months ended September 30, 2013.  Revenues from royalties from LMC for both nine-month periods remained the same at $75,000.  In the first nine months of 2013, revenue from the sale of products and services was $396,465, which was from the sale of 14 battery units, 22 inverters and 25 combiners. In the nine months ended September 30, 2012, revenue from the sale of products and services was $174,550, of which $53,900 was for work performed for LMC and $120,650 was from the sale of products. The service revenue related to a subcontract to develop hardware and provide technical support for the U.S. Army Communications-Electronics Research, Development and Engineering Center; we do not expect additional revenues for subcontract development.

Cost of Revenues.  As a result of the increase in grant research and development costs and the cost of sales of our products, cost of revenues increased for the nine months ended September 30, 2013, to $1,545,299 from $509,369 for the nine months ended September 30, 2012, which is an increase of $1,035,930 or approximately 203%.  The increase in cost of revenues was due to a $842,996 increase in grant research and development costs, and a $192,934 increase in cost of revenues for sale of product and services.

The increase in grant research and development costs arose from our increase in grant revenue primarily under our ARPA-E grant and SBIR grant.  During the nine months ended September 30, 2013 and 2012, we recognized $1,021,201 and $348,894, respectively, in grant revenue and $1,054,368 and $357,292, respectively, in grant research and development costs from our ARPA-E grant. We have a cost-sharing arrangement with ARPA-E whereby we contribute ten percent of the total costs of the project (less any costs that our subcontractors have agreed to share), which results in our costs exceeding our revenue.  During the nine months ended September 30, 2013, we recognized $145,920 in grant revenues and $145,920 in grant research and development costs from our SBIR grant. During the nine months ended September 30, 2012, we recognized $13,419 in grant revenues and $0 in grant research and development costs from our other grants.

    In the first nine months of 2012, the cost of revenues from the sale of products and services was $152,077 of which $27,884 was for work performed for LMC and $124,193 was for the sale of products.  In the first nine months of 2013, cost of revenues from the sale of products and services was $345,011.

Gross profit.  Gross profit for the nine months ended September 30, 2013 and 2012 was $93,287 and $102,494, respectively.  Gross profit for the nine months ended September 30, 2012 was higher than gross profit for the nine months ended September 30, 2013 because of higher margins on contract services for LMC and because net losses on the grants were $38,188 higher in the nine months ended September 30, 2013.  In the nine months ended September 30, 2013, grant costs exceeded revenues by $33,167 while for the nine months ended September 30, 2012 the revenues exceeded costs by $5,021.

Operating Expenses. Operating expenses consist of general and administrative activities, research and development, and sales and marketing, which increased by $836,885 during the nine months ended September 30, 2013, to $2,582,214 as compared to operating expenses of $1,745,329 for the same period in 2012.  General and administrative costs increased by $815,975, research and development expense decreased by $18,873 and sales and marketing costs increased by $39,783 for the comparable periods.  General and administrative costs were higher as they included approximately $229,000 in higher stock compensation expense, approximately $383,000 in higher payroll costs as we added staff, and approximately $207,000 in professional fees for legal and auditing.

Loss from Operations. Due to the increase in our operating expenses, our loss from operations for the nine months ended September 30, 2013 was $2,488,927 or 52% higher than the $1,642,835 loss from operations for the same period in 2012.

Interest Expense. Interest expense increased from $635,593 for the nine months ended September 30, 2012 to $3,487,802 for the same period 2013, an increase of $2,852,209, of which $2,807,399 was due to an increase in amortization of debt discount. The increase in the amortization of debt discount is due from additional amortization of debt discount from the convertible debt that was issued in 2012 and 2013.

Net Loss. Primarily as a result of the increase in our operating expenses and interest expense, our net loss for the nine months ended September 30, 2013, was $5,976,729 as compared to a net loss of $2,278,428 for the same period in 2012, an increase of $3,698,301.

Comparison of Years Ending December 31, 2012 and 2011

Revenues.  During 2012 and 2011, our revenues totaled $1,126,907 and $860,771, respectively, an increase of $266,136 or approximately 31%.  Revenues from grants totaled $707,357 and $26,581 in 2012 and 2011, respectively.  Of the $707,357 of grant revenue received in 2012, $693,938 was from the $2.5 million ARPA-E grant for research and development from the Department of Energy.  The project and revenues started in February of 2012.  Revenues from royalty income totaled $100,000 and $20,000 in 2012 and 2011, respectively, pursuant to the minimum licensing fees required by our licensing agreement with LMC.  Revenues from the sale of product and services totaled $319,550 and $814,190 in 2012 and 2011 respectively.  The sale of product and services included contract revenues from LMC of $53,900 and $649,440 in 2012 and 2011, respectively.  The contract revenue from LMC declined in 2012, since the project required lower levels of our services. We had five contracts with LMC, pursuant to which we provided technical support and test products to its staff.  We completed the last of the contracts in the first half of 2012; no additional contract work from LMC is anticipated.  Sales of converter products totaled $265,650 for 25 units in 2012 and $164,750 for 14 units in 2011.

Cost of Revenues.  As a result of the increase in grant research and development costs and a decrease in cost of products and services, cost of revenues increased for the year ended December 31, 2012, to $957,641 from $757,393 for the year ended December 31, 2011, an increase of $200,248 or approximately 26%.  The $200,248 increase in cost of revenues was due to an increase of $709,954 in grant and research development costs and a decrease of $509,706 in cost of revenues for products and services.

The increase in grant research and development costs arose from grant revenue, primarily from the new ARPA-E grant. During 2012 we recognized $693,938 in grant revenue and $709,954 in grant research and development costs from the ARPA-E grant.  We did not perform work under the ARPA-E grant in 2011.  We have a cost-sharing arrangement with ARPA-E whereby we contribute ten percent of the total costs of the project (less any costs that our subcontractors have agreed to share), which results in our costs exceeding our revenue. During 2012 and 2011 we recognized $26,581 and $13,419 in grant revenues, respectively, and $0 for each year in grant research and development costs from our other grants.

In 2012 and 2011, the cost of revenues from the sale of products and services was $247,687 and $757,393, respectively.  The decrease in costs of product and services resulted from the fact that we performed less work for LMC.  The cost of sales for LMC work was $34,135 in 2012 and $501,226 in 2011.   The cost of sales for non-LMC product and services was $213,552 and $256,167 in 2012 and 2011, respectively.

Operating Expenses.  Operating expenses, consisting of general and administrative expenses, research and development, and sales and marketing, increased by $1,591,513 during the year ended December 31, 2012, to $3,207,573 as compared to operating expenses of $1,616,060 for the year ended December 31, 2011.  The most significant increase was related to the increase in professional services, which totaled $1,139,886 for the year ended December 31, 2012, as compared to $147,356 for the year ended December 31, 2011.  This increase resulted primarily from the payment for business consulting and legal services. These services included consulting costs relating to intellectual property management and protection as well as assistance with board development and other advisory services provided by MDB Capital Group, LLC valued at $671,000.  The professional services also included $83,000 in intellectual property work done by our patent attorney and $78,000 in consulting fees, including public relations.  Other costs included audit and accounting fees of $45,000 and more than $150,000 in legal expenses related to the preparation of financing documents and the documentation of other corporate transactions.  Both research and development and general and administrative expense also increased as a result of an increase in full time equivalent employees from 6.5 during the year ended December 31, 2011, to 9 during the year ended December 31, 2012.  The general administration costs increased due to the increase in personnel and also because of increases in the compensation paid to certain employees.  We also implemented a health care benefit plan mid-year in 2011, so we had at least two times more in heath care expense in 2012 than we had in 2011.  If our operations grow as expected, we anticipate that the number of our employees will continue to increase.

Loss from Operations.  Due to the increase in our operating expenses, our loss from operations increased during 2012 by $1,525,625 or approximately 100%, to $3,038,307 for the year ended December 31, 2012, as compared to $1,512,682 for the year ended December 31, 2011.

Interest Expense.  Interest expense increased from $238,257 in 2011 to $1,608,912 in 2012 due to an increase of $1,295,920 in amortization of the debt discount.

Net Loss.  Primarily as a result of the increase in our operating expenses and interest expense, our net loss for the year ended December 31, 2012, was $4,647,219 as compared to a net loss of $1,750,939 for the year ended December 31, 2011, an increase of $2,896,280.

Liquidity and Capital Resources

Although our revenues have increased every year from the date of our inception, we do not generate enough revenue to sustain our operations.  Our revenues are derived from sales of our products and from grants we have received for the development of our technology.  We have funded our operations through the sale of our common stock, preferred stock (later converted to common) and debt securities.

As of September 30, 2013, and December 31, 2012, we had cash and cash equivalents of $278,784 and $1,972,301, respectively.

Our net working capital decreased from a positive $528,603 as of December 31, 2012, to a working capital deficit of $4,462,607 as of September 30, 2013, mainly due to the increase in our current portion of long-term debt from $1,313,146 to $4,684,681 and other cash expended for operating activities.

Operating activities in the nine months ended September 30, 2013 resulted in cash outflows of $2,133,106, which were due primarily to the net loss for the period of $5,976,729, offset by amortization of total debt discount in the amount of $3,348,284.

Investing activities during the nine months ended September 30, 2013 and 2012 resulted in cash outflows of $171,667 and $94,818, respectively, for development of patents and acquisition of fixed assets.

In the nine months ended September 30, 2013, we raised $750,000 in gross proceeds ($611,256 net of costs) from the sale of convertible promissory notes.  In the nine months ended September 30, 2012, we raised $1,445,150 in gross proceeds from the sale of convertible promissory notes and $52,000 from the sale of stock and repaid a line of credit in the amount of $20,000.

During the year ended December 31, 2012, we raised $4 million in gross proceeds from the sale of our senior secured convertible promissory notes, $695,150 in other convertible promissory notes, and $52,000 from the sale of stock.  We have no committed sources of financing and, in the near term, we do not expect to earn enough revenues from the sale of our products to support our operations.  The report from our independent registered public accounting firm states that there is a substantial doubt about the Company’s ability to continue as a going concern.

At December 31, 2012 and 2011, we had $1,972,301 and $100,675 in cash and cash equivalents, respectively.   Our net working capital increased $590,040 in 2012 from a negative $61,437 as of December 31, 2011, to a positive $528,603 in December 31, 2012, due to debt financing.

Operating activities in 2012 resulted in cash outflows of $2,251,489, which were due primarily to the loss for the year of $4,647,219 offset by amortization of debt discount in the amount of $1,472,904 and the fair value of warrants issued for consulting services in the amount of $670,947.

Investing activities during 2012 and 2011 resulted in cash outflows of $309,035 and $150,811, respectively, for the development of patents and acquisition of fixed assets.

Financing activities during 2012 and 2011 generated $4,432,150 and $1,363,376, respectively, in net cash from the issuance of debt and common stock.

Off-Balance Sheet Transactions

We do not have any off-balance sheet transactions.

Trends, Events and Uncertainties

Research and development of new technologies is, by its nature, unpredictable.  Although we will undertake development efforts with commercially reasonable diligence, there can be no assurance that the net proceeds from this offering will be sufficient to enable us to develop our technology to the extent needed to create future sales to sustain operations as contemplated herein.  If the net proceeds from this offering are insufficient for this purpose, we will consider other options to continue our path to commercialization, including, but not limited to, additional financing through follow-on stock offerings, debt financing, co-development agreements, curtailment of operations, suspension of operations, sale or licensing of developed intellectual or other property, or other alternatives.

We cannot assure you that our technology will be adopted, that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease, our operations.

Other than as discussed above and elsewhere in this prospectus, we are not aware of any trends, events or uncertainties that are likely to have a material effect on our financial condition.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the names and ages of all of our directors and executive officers.  Our officers are appointed by, and serve at the pleasure of, the board of directors. For planned changes to management, please see the discussion in this prospectus titled “Future Changes to Management”.

Name	Age	Position
Paul Bundschuh	52	Chief Executive Officer and Chairman of the Board
William C. Alexander	58	Chief Technology Officer
Timothy W. Burns, CPA	38	Chief Financial Officer and Secretary
Charles De Tarr, CPA	56	Vice President, Finance
Mark L. Baum	40	Director
Lon E. Bell, Ph.D.	73	Director
David B. Eisenhaure	67	Director

Biographical information with respect to our executive officers and directors is provided below.  There are no family relationships between any of our executive officers or directors.

Paul Bundschuh, Chief Executive Officer and Chairman of the Board

Mr. Bundschuh joined Ideal Power in May 2009.  Since September 2012, he has been Chief Executive Officer and Chairman of our board of directors.  In this role, he has guided our business strategy and overseen our fundraising and sales/marketing efforts.  From May 2009 through September 2012, Mr. Bundschuh was Vice President of Business Development, where he focused on financing activities, including obtaining various grants and industry awards and securing customers.  Prior to joining our company, Mr. Bundschuh was a renewable energy technology and marketing consultant from September 2008 through May 2009, during which time he consulted with various renewable energy firms on their marketing and business development efforts.  From January 2008 through July 2008, Mr. Bundschuh was Vice President of Marketing and Technology for Electromagnetic Power Solutions, an inverter company start-up leveraging IP licensed from Virginia Tech University.  Mr. Bundschuh developed the business and marketing plans for the company and identified potential investors.  From October 2000 through March 2007, Mr. Bundschuh was Vice President of Sales and Marketing of the Semi & Licensing division of Waves Audio, where he began a new division for audio IP licensing and custom semiconductor solutions to the consumer audio OEM market.  Prior to Waves Audio, Mr. Bundschuh held various roles with Motorola Semiconductor and Advanced Micro Devices.  Mr. Bundschuh has a Master of Business Administration from the University of Texas at Austin, a Masters of Engineering in Computer and Systems Engineering as well as a Bachelor of Science in Electrical Engineering from Rensselaer Polytechnic Institute.  Mr. Bundschuh’s extensive knowledge of renewable energy technology and his experience in marketing and business development, particularly for start-up companies, led us to believe that he should serve as a director.

William C. Alexander, P.E., Chief Technology Officer and Founder

Mr. Alexander founded Ideal Power in 2007 and joined us full time in January 2010 as the Chief Technology Officer.  Mr. Alexander oversees the technology development of all of our products and inventions.  Mr. Alexander is also the lead engineer working with clients to collaboratively develop solutions based on our technology.  Mr. Alexander was a director of Ideal Power from 2007 through 2012.  Prior to joining the company, Mr. Alexander was a Principal Engineer II for BAE Systems in Austin, Texas from June 1999 through January 2010.  Mr. Alexander was the lead engineer developing various weapons systems including LIDAR seekers for air-to-air and air-to-ground applications.  Before BAE, Mr. Alexander held various technology and engineering roles with Symtx, Inc., Tracor Aerospace, Inc. and Croft and Company.   Mr. Alexander has 27 patents granted with over 50 patents pending.  He has a Master of Science in Mechanical Engineering and a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin.

Timothy W. Burns, CPA, Chief Financial Officer and Secretary

         On October 21, 2013 we retained the services of Timothy W. Burns as our Chief Financial Officer and on November 18, 2013 he was appointed as our Secretary.  Prior to accepting this position, Mr. Burns was employed by Rainmaker Systems, Inc., a publicly traded company, from November 2010 until February 2013, first as the company’s Controller and, beginning in April 2011, as its Chief Financial Officer.  Between his separation from Rainmaker Systems, Inc. until joining us as our Chief Financial Officer, Mr. Burns was not employed.  Prior to his employment with Rainmaker Systems, Inc., Mr. Burns was employed by Dean Foods Company, a publicly traded company, from 2001 until November 2010.  Mr. Burns began with Dean Foods Company as a Financial Analyst, was made Senior Financial Analyst in 2003, SEC Reporting Manager in 2006, Assistant Controller in 2007 and was promoted to Director of Corporate Accounting in 2008.  From 1998 to 2001, Mr. Burns was employed by Deloitte & Touche, LLP as an auditor.  Mr. Burns has a Master’s Degree in Professional Accounting from the University of Texas and a Bachelor’s Degree in Accounting from the University of Southern California.  He is a public accountant certified in Texas.

Charles De Tarr, CPA, Vice President, Finance

Charles De Tarr joined Ideal Power Inc. in May 2008 as our part-time Chief Financial Officer and Secretary and began providing services on a full-time basis in February 2013.  On July 10, 2013, Mr. De Tarr was appointed as Vice President, Finance.  Mr. De Tarr also served as a director on our Board of Directors from May 2008 through November 2012.  Prior to joining the Company on a full-time basis, Mr. De Tarr was Chief Financial Officer of Intevras Technologies, LLC from July 2009 through July 2010 when it was acquired by Layne Christensen Company.  Mr. De Tarr continued as the Financial Manager for the Intevras Division in a part-time capacity from July 2010 through January 2013.  Before joining Intevras, Mr. De Tarr was the founder, owner and Chief Executive Officer of BNC Communications, LLC, a telecommunications service provider, in Austin, Texas.  Mr. De Tarr managed that company’s operations from January 2004 through 2008.  Prior to BNC Communications, Mr. De Tarr held various management positions with a variety of firms, including C3 Communications, Inc., DataPult, LP, Chubb Security Systems, Inc. and Supreme Cable Company, Inc.  Mr. De Tarr holds a Bachelor of Science in Business Administration from Ithaca College, Ithaca, New York and a Master of Business Administration from the University of Texas at Austin.  In addition, Mr. De Tarr holds both a CPA and CVA designation from the Texas State Board of Public Accountancy and the National Association of Certified Valuation Analysis, respectively.

Mark L. Baum, J.D., Director

Mark L. Baum joined our board of directors in November 2012.  Mr. Baum is also director, since December 2011, of Imprimis Pharmaceuticals, Inc., a publicly traded company, where he also serves as Chief Executive Officer effective April 1, 2012.  Mr. Baum has served as the principal of The Baum Law Firm, P.C. (now TBLF, LLC) since 1998, and has more than 15 years of experience in financing, operating and advising small capitalization publicly traded enterprises, with a particular focus on restructured or reorganized businesses. As a manager of capital, he has completed more than 125 rounds of financing for more than 40 publicly traded companies. As a securities attorney, Mr. Baum has focused his practice on U.S. securities laws, reporting requirements and public company finance-related issues that affect small capitalization public companies.  Mr. Baum has actively participated in numerous public company spin-offs, restructurings/recapitalizations, venture financings, private-to-public mergers, asset acquisitions and divestitures.  In addition to his fund management and legal experience, Mr. Baum has operational experience in the following industries: life science and diagnostics, closed door pharmacies, cleaner and renewable energy and retail home furnishings. Mr. Baum has served on numerous boards of directors of publicly traded companies, including Chembio Diagnostic Systems, Inc., Applied Natural Gas Fuels, Inc. (formerly AGAS), Shrink Nanotechnologies, Inc., You on Demand, Inc. and CoConnect, Inc., as well as boards of advisors for domestic and international private and public companies. Mr. Baum founded and capitalized the Mark L. Baum Scholarship, which has funded tuition grants to college students in Texas.  Mr. Baum is a published inventor and a licensed attorney in California and Texas. Mr. Baum’s years of public company executive experience, including knowledge of securities laws, reporting requirements and public company finance-related issues, led us to believe that he should serve as a director.

Lon E. Bell, Ph.D., Director

Dr. Bell joined our Board of Directors in November 2012.  He founded Amerigon Inc. (now Gentherm) in 1991. Dr. Bell has served many roles in Amerigon, Inc., including Chief Technology Officer until December 2010, Director of Technology until 2000, Chairman and Chief Executive Officer until 1999, and President until 1997. Dr. Bell served as the Chief Executive Officer and President of BSST LLC, a subsidiary of Amerigon from September 2000 to December 2010.  He served as a Director of Amerigon from 1991 to 2012.  Previously, Dr. Bell co-founded Technar Incorporated, which developed and manufactured automotive components, and served as Technar’s Chairman and President until selling majority ownership to TRW Inc. in 1986.  Dr. Bell continued managing Technar, then known as TRW Technar, as its President until 1991.  He co-founded Mahindra REVA Electric Vehicle Co Ltd. in 1994 and serves on its Board of Directors and Chairman of its Intellectual Property Committee.  He currently serves on the Board of Directors of ClearSign Combustion Corporation. He is a member of advisory boards at California Institute of Technology Mechanical Engineering Department since 2008, Michigan State University and University of Santa Barbra Energy Frontiers Research Centers since 2010 and Alphabet Energy since 2011.  Dr. Bell is a leading expert in the design and mass production of thermoelectric products.  He has authored more than 30 publications in the areas of thermodynamics of thermoelectric systems, automotive crash sensors, and other electronic and electromechanical devices.  Five of his inventions have gone into mass production and dominated their target markets.  Dr. Bell received a BSc. in Mathematics, an MSc. in Rocket Propulsion, and a Ph.D. in Mechanical Engineering from the California Institute of Technology.  Dr. Bell’s demonstrated ability to commercialize inventions led us to conclude that he should serve as a director.

David B. Eisenhaure, Director

Mr. Eisenhaure joined our board of directors in August 2013.  From February 1985 until May 2008, Mr. Eisenhaure served as the President and Chief Executive Officer of SatCon Technology Corporation, a public corporation, which he founded.  He was also a director of that company from February 1985 until his resignation in July 2009.  After his resignation as an executive officer from SatCon Technology Corporation, Mr. Eisenhaure assisted that company with the transition to a new management team.  He retired from active employment in March 2009.  SatCon Technology Corporation develops products that contribute to the advancement of the utility, hybrid vehicle, ship building, industrial automation, semiconductor processing, and defense markets.  The company is particularly well known for its work in advanced electric drives; in the technology of inverters for smart grid and PV applications; and in the development of light-weight, high-power electronics, which contributed to the development of practical hybrid and electric vehicles.  Mr. Eisenhaure brought the company public in 1992, and subsequently oversaw the acquisition of eight private companies and one public company, reorganizing the company from a research and development company into a diverse organization with four plants in the United States and Canada.  During the 5 years prior to Mr. Eisenhaure’s departure from SatCon, SatCon reported net losses ranging from approximately $11 million to approximately $19.8 million on revenues ranging from approximately $33 million to approximately $54.2 million.  On October 17, 2011, SatCon and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code, which cases are currently pending in the U.S. Bankruptcy Court for the District of Delaware. Prior to founding SatCon Technology Corporation, Mr. Eisenhaure was the Technical Director of the Energy Systems Division at Draper Laboratory, where the research of his group included magnetic bearings, flywheels, energy storage, advanced solid state power converters, advanced motors and generators, and adaptive control systems for highly dynamic and otherwise unstable systems.  Prior to his employment with Draper Laboratory, Mr. Eisenhaure worked at the Massachusetts Institute of Technology Instrumentation Laboratory, first as a graduate student research assistant and then as a staff engineer, designing and developing electromagnetic and thermal control systems to support the national space and defense programs.  From 1985 to 1997 he held the position of Lecturer in the Mechanical Engineering Department at the Massachusetts Institute of Technology, where he collaborated with faculty and students on research, especially thesis-related research at both the Master’s and Ph.D. levels.  He has been awarded over 20 patents from the U.S. Patent and Trademark Office covering inventions in magnetic suspensions, motor drives and controls, flywheel systems, automotive components, energy storage, and solid state power converters.  Mr. Eisenhaure holds a Bachelor of Science degree, a Master of Science degree, and an Engineer’s Degree in Mechanical Engineering from the Massachusetts Institute of Technology.  Mr. Eisenhaure’s years of public company executive experience, his extensive experience in the field of electrical technology, and his educational background led us to believe that he should serve as a director.

Future Changes to Management

As a result of our change from a private company to a company reporting to the Securities and Exchange Commission, we intend to make certain changes in management.  We are actively seeking a Chief Executive Officer with public company experience.  Once we retain the services of the new Chief Executive Officer following the completion of this offering, we expect Paul Bundschuh to assume the positions of President and Vice-President of Business Development. We also expect Mr. Bundschuh to resign from the board at such time. On November 6, 2013 we entered into an agreement with Christopher Cobb, whereby he resigned as our President, Chief Operating Officer and director. Our board of directors plans to appoint our Chief Technology Officer, William Alexander, and our new Chief Executive Officer to fill the vacancies created by the resignations of Messrs. Bundschuh and Cobb.

       We are in the process of negotiating an agreement with Charles De Tarr relating to his separation from service.  We expect the material terms of Mr. De Tarr’s separation package to include the following:  (i) the payment of all accrued but unpaid wages, which for all amounts up to $20,000 will be paid 30 days following a financing that nets the Company no less than $5 million; amounts over $20,000 will be paid 30 days following the initial payment; (ii) vesting of options covering approximately 7,000 shares of common stock; (iii) an agreement to provide consulting services for a period of six months from the separation date; and (iv) a mutual release of all claims.  Until a final agreement is entered into with Mr. De Tarr, the terms of his separation from service may change.

Director Independence

Our board of directors has determined that Mark S. Baum, Lon E. Bell, Ph.D. and David B. Eisenhaure are “independent directors” as such term is defined by Nasdaq Marketplace Rule 5605(a)(2).  We have established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.  Mr. Baum, Dr. Bell and Mr. Eisenhaure serve on all three committees.

Involvement in Certain Legal Proceedings

        To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

EXECUTIVE COMPENSATION

The following summary compensation table covers all compensation awarded to, earned by or paid to our principal executive officer and each of the other two highest paid executive officers, if any, whose total compensation exceeded $100,000 during the years ended December 31, 2012 and 2011.  These individuals are sometimes referred to in this prospectus as the “Named Executive Officers”.

Summary Compensation Table

Name and Principal		Salary	Bonus	Stock	Option	All Other	Total
Position				Awards (1)	Awards (2)	Compensation

Paul Bundschuh	2012	$139,999	$0	$0	$0	$0	$139,999
Chief Executive Officer	2011	103,924	0	35,000	0	0	138,924

Christopher Cobb	2012	$13,462	$41,250	$48,993	$85,049	$0	$188,754
Former President and Chief Operating Officer (Former Chief Executive Officer)	2011	0	0	0	0	-	0

William Alexander	2012	$238,253	$0	$0	$0	$0	$238,253
Chief Technology Officer, founder	2011	160,294	8,000	0	0	0	168,294

Charles De Tarr	2012	$115,895	$35,000	$0	$0	$0	$150,895
Vice President, Finance, (Former Chief Financial Officer and Secretary)	2011	84,455	0	0	0	0	84,455

(1) The amounts included in this column are the aggregate grant date fair value of stock awards computed by us in accordance with Accounting Standards Codification 718, Compensation-Stock Compensation, and includes amounts from stock awards granted in 2011 and 2012. For information on the valuation assumptions used in calculating these dollar amounts, see Notes 1 and 7 to our audited financial statements included elsewhere in this prospectus.

(2) This amount reflects the aggregate grant date fair value for this award and does not correspond to the actual value that may be recognized by the individual upon option exercise. T he assumptions used to determine the grant date fair value of the stock option is included in Note 11 to our audited financial statements included elsewhere in this prospectus.

Current and Future Compensation Practices

Currently, compensation for our employees consists of base salary, cash bonuses and awards of stock options or restricted stock through the Ideal Power Converters, Inc. 2013 Equity Incentive Plan.  We believe that a combination of cash, options for the purchase of common stock, or grants of restricted stock will allow us to attract and retain the services of individuals who will help us achieve our business objectives, thereby increasing value for our stockholders.  We believe that share ownership by our employees is an effective method to deliver superior stockholder returns by increasing the alignment between the interests of our employees and our stockholders.  No employee is required to own common stock in our Company.

In setting the compensation for our officers, we look primarily at the person’s responsibilities, at the person’s experience and education and at our ability to replace the individual.  We expect the base salaries of our executive officers to remain relatively constant unless the person’s responsibilities are materially changed.  We also expect that we may pay bonuses in the future to reward exceptional performance or the achievement by the Company or an individual of targets to be agreed upon.  During 2011 and 2012, because we had limited cash resources, we periodically accrued salaries for our executive officers.  It is possible that we will again be unable to pay these salaries in a timely manner until we begin to generate cash from sales of our products or we arrange additional financing in the form of equity sales or debt instruments.

Employment Agreements and Offer Letters

On May 7 and May 8, 2013, Paul Bundschuh, Christopher Cobb and William Alexander entered into employment agreements with us.  With the exception of the annual compensation and the length of the term of the employment agreements, the material terms of the employment agreements of all three executives are substantially the same.

The employment agreements entered into by Messrs. Bundschuh and Alexander have initial terms of two years, but will be renewed on an annual basis following the expiration of the initial term, unless otherwise terminated.  Mr. Cobb’s employment agreement includes an initial term of one year, and will be renewed for periods of six months following the expiration of the initial term, unless otherwise terminated.  Mr. Bundschuh is compensated at an annual rate of $200,000, Mr. Cobb is compensated at an annual rate of $175,000 and Mr. Alexander is compensated at an annual rate of $223,267.

Each executive will be entitled to receive a cost of living adjustment on January 1st of each year and will be entitled to participate in any employee benefit plans we offer.  Each executive is entitled to four weeks of paid time off each year.  Following the initial public offering of our common stock, each executive will become eligible for an annual bonus, in an amount to be determined by the Compensation Committee, based upon standards and goals agreed to by the Compensation Committee and the executive, and each executive may receive awards of stock grants or stock options at the discretion of the Compensation Committee.

Our board of directors may terminate the services of the executive for “cause,” as defined in the employment agreement or upon 30 days written notice to the executive.  The employment agreements may also be terminated by the executive’s death or disability, by the election of the executive or due to a change in control, as defined in the employment agreements.

If an executive is terminated as a result of death, disability or the executive’s election, he will receive his accrued but unpaid salary and the value of unused paid time off through the effective date of his termination, his accrued but unpaid annual bonus, if any, and his business expenses incurred prior to the effective date of his termination (the “Termination Payment”).  The executive will be entitled to continue to participate in any employee benefit plan to the extent provided for in the plan or as may be required by law.  If we terminate the executive’s employment other than for cause, the executive will receive the Termination Payment and severance consisting of the greater of (i) the salary that would be due to the executive if his employment had not been terminated or (ii) six months annual salary.  The executive will also be entitled to continue to participate in any employee benefit plan for a period of six months following the termination of his employment.  If an executive is terminated as a result of a change in control, he will receive the Termination Payment and severance in an amount equal to the annual salary due to the executive for the balance of the term.  In no event will this severance payment be less than the amount of the executive’s annual salary.  Mr. Cobb’s employment agreement was terminated as part of his separation from service.  We have entered into a Separation and Release Agreement with Mr. Cobb which is described below in the section titled “Separation Agreement with Christopher Cobb”.

       By letter dated October 15, 2013, we made an offer of employment to Timothy W. Burns for the position of Chief Financial Officer, which was accepted on October 16, 2013.  Mr. Burns began his duties on October 21, 2013.  During the first six months of his employment, Mr. Burns will be paid at an annual rate of $150,000 per year.  Following the six month period, if we find that his performance is satisfactory, his annual salary will be increased to $200,000 per year. Before December 31, 2013, Mr. Burns and the Compensation Committee of our board of directors will meet to discuss performance objectives and targets for both Mr. Burns and for the Company for the 2014 year.  If these agreed-upon objectives and targets are satisfactorily achieved during the period or periods designated, as determined by the Compensation Committee, Mr. Burns will be eligible to receive a performance bonus in the amount of $50,000.  Following and subject to the completion of this offering, Mr. Burns will receive an option to purchase 30,000 shares of our common stock at a per share exercise price equal to the price at which our common stock is sold to the public in this offering.  The right to purchase the shares subject to the option will vest in equal increments over a period of four years, on each anniversary of the grant date.  The option will have a term of 10 years.  The option will be subject to the terms of our 2013 Equity Incentive Plan.  The terms of an employment agreement between the Company and Mr. Burns are still being negotiated.

Separation Agreement with Christopher Cobb

On November 6, 2013 we entered into a Separation and Release Agreement with Christopher Cobb, whereby he resigned as our President, Chief Operating Officer and director.  Mr. Cobb has until November 13, 2013 to revoke the agreement, as required by the Age Discrimination in Employment Act.  Mr. Cobb’s separation package includes the following: (i) a severance payment in the amount of $87,500, accrued but unpaid wages in the amount of $58,835 and paid-time-off in the amount of $9,019, all of which is to be paid within six days from the date the agreement becomes irrevocable; (ii) grant of an option covering 36,117 shares of common stock which may be exercised for a period of 12 months following the first anniversary of the consummation of this offering; (iii) an agreement to provide consulting services as requested through December 31, 2013; and (iv) a mutual release of all claims and covenant not to sue.  Of the 36,117 shares of common stock covered by the option agreement, 29,400 may be purchased at a per-share price of $5.00 and 6,717 may be purchased at a per-share price of $6.33.

Outstanding Equity Awards at December 31, 2012

The following table sets forth certain information concerning outstanding equity awards for our Named Executive Officers at December 31, 2012. No options were exercised by our Named Executive Officers during the last two fiscal years.

	Option Awards
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)	Option expiration date

Paul Bundschuh	1,228	--	$0.8133	5/12/2022
Paul Bundschuh	1,281	--	$0.7953	8/25/2022
Paul Bundschuh	9,817	1,963	$2.9715	6/30/2020
Paul Bundschuh	5,890	--	$2.9715	9/30/2020
Paul Bundschuh	5,890	--	$2.9715	12/31/2022

Christopher Cobb	2,766	16,199	$6.3276	5/21/2020

Charles De Tarr	26,743	--	$0.4155	1/31/2022

Director Compensation

Members of our board of directors did not receive compensation for their service as directors for the year ended December 31, 2012.  On June 30, 2013, our board of directors approved compensation to be paid to the independent directors as follows: each of the independent directors will receive each calendar year $50,000 in cash and $50,000 in value of shares of common stock.  The cash component of the compensation will not be earned and begin to accrue until the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission.  All directors are reimbursed ordinary and reasonable expenses incurred in exercising their responsibilities.  At September 30, 2013, we reserved 24,879 shares of our common stock for the payment of compensation to our independent directors.

Insider Participation in Executive Compensation Decisions

Until November 28, 2012, our directors were also executive officers.  These individuals included William Alexander, Christopher Cobb and Paul Bundschuh.  Our board of directors currently consists of four members, one of whom is also an executive officer.  The three remaining members of our board are independent within the meaning of the rules of the Nasdaq Capital Market.  On January 22, 2013, our board of directors established three committees, namely an Audit Committee, a Nomination and Governance Committee and a Compensation Committee.  Our independent directors are the sole members of each of these committees.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our Certificate of Incorporation (the “Certificate of Incorporation”), and our bylaws, copies of which have been filed with the SEC and are also available upon request from us.

Authorized Capitalization

We have 60,000,000 shares of capital stock authorized under our Certificate of Incorporation, consisting of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, all with a par value of $0.001 per share. As of November 11, 2013, we had 1,480,262 shares of common stock outstanding (not including an additional 24,879 shares of common stock reserved for issuance as compensation through September 30, 2013, to our independent directors) and no shares of preferred stock outstanding.  Our authorized but unissued shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name.  No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets, which are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.  All of the outstanding shares of our common stock are fully paid and non-assessable.  The shares of common stock offered by this prospectus will also be fully paid and non-assessable.

Our common stock is listed on the Nasdaq Capital Market.

Preferred Stock

Our Certificate of Incorporation permits us to issue up to 10,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders.  We currently have no shares of preferred stock outstanding.

Subject to the limitations prescribed in our Certificate of Incorporation and under Delaware law, our Certificate of Incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof.  The issuance of preferred stock with certain voting, conversion and/or redemption rights could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation.  Preferred stock could also be issued quickly with terms calculated to delay, defer or prevent a change in control of our Company or to make removal of management more difficult.  Additionally, the issuance of preferred stock may decrease the market price of our common stock.

Stock Options and Warrants

As of September 30, 2013, we have reserved the following shares of common stock for issuance pursuant to stock option and warrant agreements:

● ●
158,108 shares of our common stock are reserved for issuance under various outstanding option agreements, at a weighted average exercise price of $2.71631 per share;

1,529,095 shares of our common stock, at a weighted average exercise price of $2.98 per share (assuming the sale of our common stock in this offering at a price of $5.00 per share), are reserved for issuance under various outstanding warrant agreements; and

●	493,172 shares of our common stock have been reserved for the issuance of awards under our 2013 Equity Incentive Plan.

On July 19, 2013, the Compensation Committee approved the grant of stock option awards from our 2013 Equity Incentive Plan covering 352,270 shares of our common stock.  Of that amount, awards covering 346,811 shares of common stock were made. The exercise price will equal the price at which shares of common stock are sold in this offering.

Convertible Promissory Notes

We have defined “Convertible Notes” in this prospectus to mean, collectively, $750,000 in senior secured convertible promissory notes that must be paid or converted into shares of our common stock on or before July 29, 2014, $4 million in senior secured convertible promissory notes that must be paid or converted into shares of our common stock on or before January 6, 2014, and $1.355 million in convertible promissory notes that must be paid or converted into shares of our common stock on or before December 31, 2013.  Based on interest accrued as of September 30, 2013, the Convertible Notes mandatorily will convert into 1,695,216 shares of our common stock upon consummation of a public offering of our common stock yielding gross proceeds of at least $10 million.  As the calculation for the number of shares issued is based on principal and interest, interest earned between September 30, 2013 and the date of the IPO will convert into additional shares of our common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our Certificate of Incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our Certificate of Incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute.  We will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law.  In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents.  Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders.  Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock and blank check preferred stock.  One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management.  If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our Certificate of Incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock.  The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock.  The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our Company.

Cumulative Voting.  Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

No Stockholder Action by Written Consent.  Our Certificate of Incorporation expressly prohibits stockholders from acting by written consent.  This means that stockholders may only act at annual or special meetings.

Vacancies.  Our Certificate of Incorporation provides that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Stockholders.  A special meeting of stockholders may only be called by the Chairman of the board of directors, the Chief Executive Officer, or the board of directors at any time and for any purpose or purposes as shall be stated in the notice of the meeting, and shall be called by the Secretary upon the written request of the holders of record of at least 25% of the outstanding shares of common stock.  This provision could prevent stockholders from calling a special meeting because, unless certain significant stockholders were to join with them, they might not obtain the percentage necessary to request the meeting.  Therefore, stockholders holding less than 25% of the issued and outstanding common stock, without the assistance of management, may be unable to propose a vote on any transaction that would delay, defer or prevent a change of control, even if the transaction were in the best interests of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our Certificate of Incorporation and bylaws have advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board.  The business to be conducted at a meeting will be limited to business properly brought before the meeting, in accordance with our Certificate of Incorporation and bylaws.  Failure to follow the procedures set forth in our Certificate of Incorporation and bylaws will result in the chairman of the meeting disregarding the nomination or declaring that the proposed business will not be transacted.

MARKET FOR OUR COMMON STOCK, DIVIDEND POLICY AND OTHER STOCKHOLDER MATTERS

On November 22, 2013 our common stock began trading on the Nasdaq Capital Market under the symbol “IPWR”.  There is no established public trading market for our common stock.  Of the 1,480,262 shares of our common stock outstanding as of November 11, 2013, approximately 522,874 shares are held by “non-affiliates” and, of that amount, 231,251 shares will be freely tradable without restriction pursuant to Rule 144 once we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days and assuming we comply with the remaining requirements of Rule 144.  As of September 30, 2013, we  had outstanding options for the purchase of 504,919 shares of common stock, warrants for the purchase of 1,529,095 shares of common stock and convertible promissory notes with interest accrued through September 30, 2013 that would require us to issue an additional 1,695,216 shares of common stock. We have also reserved a total of 24,879 shares of common stock that we intend to issue to our independent directors as part of their compensation for services provided through September 30 2013.  In addition, upon the closing of this offering, we will issue to the underwriter a warrant for the purchase of 300,000 shares of our common stock.  Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus (including sales by investors of securities acquired in connection with this offering) may have a material adverse effect on the market price of our common stock.

We have never paid cash dividends on our securities and we do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future.  We intend to retain any future earnings for reinvestment in our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as our board of directors deems relevant.

As of November 11, 2013, we had 1,480,262 shares of common stock outstanding, held of record by 26 stockholders.

The name, address and telephone number of our stock transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado, 80209, (303) 282-4800.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have set forth in the following table certain information regarding our common stock beneficially owned by (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our directors and named executive officers, and (iii) all executive officers and directors as a group.  Generally, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to dispose or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days pursuant to options, warrants, conversion privileges or similar rights.  Unless otherwise indicated, ownership information is as of November 11, 2013, and is based on 1,480,262 shares of common stock outstanding on that date.  The percentage ownership after the offering is based on 6,200,357 shares of common stock outstanding.

Names and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)		% of Shares Owned Prior to the Offering	% of Shares Owned After the Offering

Directors and Officers:

Paul Bundschuh, Chief Executive Officer and Director	75,734	(3)	5.0%	1.2%
Christopher Cobb, Former President, Chief Operating Officer and Director	95,415	(4)	6.1%	1.5%
William C. Alexander, Chief Technology Officer	470,995		31.8%	7.6%
Timothy W. Burns, Chief Financial Officer and Secretary	0		0%	0%
Charles De Tarr, Vice President, Finance	210,581	(5)	13.4%	3.3%
Mark Baum, Director	81,422	(6)	5.4%	1.5	%(7)
Lon E. Bell, Director	66,401	(8)	4.3%	1.7	%(9)
David B. Eisenhaure, Director	1,130		0.1%	0%

All Directors and Officers as a Group	1,001,678		66.1%	16.8%

5% Owners

Hamo Hacopian	262,495		17.7%	4.2%
Peter Appel	579,415	(10)	28.1%	12.4	%(11)
MDB Capital Group, LLC	114,512	(12)	7.2%	2.7	%(13)
Cindy Breed	131,247		8.9%	2.1%
David Breed	143,080	(14)	9.6%	2.3%

(1)	The address of each officer and director is 5004 Bee Creek Rd., Suite 600, Spicewood, Texas 78669.

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, as amended, and is generally determined by voting powers and/or investment powers with respect to securities. Unless otherwise noted, the shares of common stock listed above are owned as of November 11, 2013, and are owned of record by each individual named as beneficial owner and such individual has sole voting and dispositive power with respect to the shares of common stock owned by each of them.  In determining the number of shares that may be issued for the conversion of promissory notes, we have accrued interest through September 30, 2013.

(3)
Includes 44,780 shares of common stock, warrants for the purchase of 2,054 shares of common stock, 26,071 shares subject to an option to purchase common stock and, assuming a price of $5.00 per share in this offering, 2,829 shares of common stock that may be issued upon the conversion of a promissory note in the principal amount of $13,000.

(4)
Includes 14,094 shares of common stock, warrants for the purchase of 31,608 shares of common stock, 6,451 shares subject to an option to purchase common stock exercisable within 60 days of November 11, 2013, and 43,262 shares of common stock that may be issued upon the conversion of promissory note in the principal amount of $200,000.

(5)
Includes 118,406 shares of common stock, warrants for the purchase of 23,706 shares of common stock, 26,743 shares subject to an option to purchase common stock exercisable within 60 days of November 11, 2013, and 41,726 shares of common stock that may be issued upon the conversion of promissory notes in the principal amount of $150,000 and $40,000.

(6)
This amount includes 44,099 shares held in Mr. Baum’s name and 28,990 shares of common stock that may be acquired through the conversion of a senior secured convertible promissory note in the principal amount of $100,000 held by Series E-1 of Larren Smitty, LLC, of which Mr. Baum is the beneficial owner, and 8,333 shares of common stock which have been authorized but have not yet been issued for services Mr. Baum has provided as a director.  Not included in this amount are 14,383 shares of common stock issuable upon the exercise of warrants held by Series E-1 of Larren Smitty, LLC.

(7)
Mr. Baum’s percentage ownership following the offering is based on 95,805 shares of common stock, which includes 81,422 shares from the conversion of senior secured convertible promissory notes issued to Series E-1 of Larren Smitty, LLC as well as 14,383 shares underlying warrants held by Series E-1 of Larren Smitty, LLC that will become exercisable upon the completion of this offering.

(8)
Lon E. Bell, Ph.D., a director, is a trustee of the Bell Family Trust that owns two senior secured convertible promissory notes, each in the principal amount of $100,000 which may be converted into 58,068 shares of our common stock.  This amount also includes 8,333 shares of common stock which have been authorized but have not yet been issued for services Dr. Bell has provided as a director.  Dr. Bell has sole voting and investment control with respect to the shares of common stock owned by the Bell Family Trust.  Not included in this amount are warrants for the purchase of 43,150 shares of common stock that will not be exercisable until this offering is complete.

(9)
Dr. Bell’s percentage ownership following the offering is based on 109,551 shares of common stock, which includes 66,401 shares from the conversion of senior secured convertible promissory notes and shares for services as well as 43,150 shares underlying the warrants that will become exercisable upon the completion of this offering.

(10)
This amount includes 579,415 shares of common stock that may be acquired through the conversion of senior secured convertible promissory notes in the principal amounts of $100,000, $1,625,000 and $275,000.  Not included in this amount are warrants for the purchase of 302,049 shares of common stock that will not be exercisable until this offering is completed.  Mr. Appel has sole voting and dispositive power with respect to his shares of common stock.

(11)
Mr. Appel’s percentage ownership following the offering is based on 881,464 shares of common stock, which includes 579,415 shares from the conversion of senior secured convertible promissory notes as well as 302,049 shares underlying the warrants that will become exercisable upon the completion of this offering.

(12)
The address for MDB Capital Group, LLC is 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401. This amount includes 114,512 shares of common stock which may be acquired through the conversion of senior secured convertible promissory notes in the principal amount of $195,000 and $200,000.   Not included in this amount are warrants for the purchase of 350,698 shares of common stock that are not currently exercisable.  Warrants for the purchase of 56,814 shares of common stock will be exercisable after this offering is completed and warrants for the purchase of 293,884 shares of common stock will be exercisable 180 days following the completion of this offering.  Christopher A. Marlett has sole voting and dispositive power with respect to these shares of common stock.

(13)
The percentage ownership of MDB Capital Group, LLC following the offering is based on 171,326 shares of common stock, which includes 114,512 shares from the conversion of senior secured convertible promissory notes as well as 56,814 shares underlying warrants that will become exercisable upon the completion of this offering.

(14)
This amount includes 131,247 shares of common stock, 7,882 shares of common stock which may be acquired through the conversion of a convertible promissory note in the principal amount of $25,000, and warrants for the purchase of 3,951 shares of common stock exercisable within 60 days of November 11, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our common stock is listed on the Nasdaq Capital Market, therefore, our determination of the independence of directors is made using the definition of “independent” contained in the listing standards of the Nasdaq Stock Market. On the basis of information solicited from each director, the board has determined that each of Mr. Baum, Mr. Eisenhaure and Dr. Bell has no material relationship with the Company and is independent within the meaning of such rules.

SEC regulations define the related person transactions that require disclosure to include any transaction, arrangement or relationship in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years in which we were or are to be a participant and in which a related person had or will have a direct or indirect material interest. A related person is: (i) an executive officer, director or director nominee of the Company, (ii) a beneficial owner of more than 5% of our common stock, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock, or (iv) any entity that is owned or controlled by any of the foregoing persons or in which any of the foregoing persons has a substantial ownership interest or control.

For the period from January 1, 2011, through the date of this prospectus (the “Reporting Period”), described below are certain transactions or series of transactions between us and certain related persons.

On October 16, 2011, Paul Bundschuh, our Chief Executive Officer, purchased 4,109 shares of stock in exchange for $26,000.

On March 24, 2011, we issued a $10,000 promissory note to William Alexander, our Chief Technology Officer and a beneficial owner of more than 5% of our common stock.  The note accrued simple interest at the rate of 6% per year and all principal and interest were due and payable on the maturity date, December 31, 2011.  On September 5, 2011 we repaid the loan along with $271 in accrued interest.

On March 25, 2011, we issued a promissory note in the principal amount of $20,000 to Dr. David Breed.  At the time the loan was made, Dr. Breed was a director and he is a beneficial owner of more than 5% of our common stock.  The note accrued simple interest at the rate of 6% per year.  On September 30, 2011, we repaid $10,000 of the principal amount together with $310.68 in interest.  On October 15, 2011 we paid the remaining $10,000 of the principal amount together with $335 in interest.

Between March 17, 2011 and March 25, 2011, we received three loans from Charles De Tarr totaling $60,000, which was the highest principal amount owed during the Reporting Period.  At the time the loans were made, Mr. De Tarr was a director and our Chief Financial Officer and he is a beneficial owner of more than 5% of our common stock.  The loans accrued simple interest at the rate of 6% per year.  On April 30, 2011, we repaid $20,000 of the principal amount.  On July 8, 2011, Mr. De Tarr advanced an additional $10,000 to us.  On October 9, 2011, we repaid $10,000 in principal amount in cash, paid interest in the amount of $1,623 and repaid the remaining $40,000 in principal amount with the convertible promissory note described below.

On October 9, 2011, we issued a $40,000 convertible promissory note to Mr. De Tarr.  The convertible note accrues simple interest at the rate of 6% per year and all principal and interest are due and payable on the earlier of (i) December 31, 2013, (ii) the closing of a firm commitment underwritten initial public offering that raises at least $10 million (an IPO), (iii) the closing of a Qualified Financing, as defined in the convertible promissory note, and (iv) an event of default.  The promissory note will automatically convert on an IPO at the price per share at which the common stock is offered to the public.  At Mr. De Tarr’s option, the promissory note may also be converted (A) upon a Non-Qualified Financing (as defined in the promissory note) at the lower of (i) the lowest per share or unit purchase price paid for Next Round Securities (as defined in the promissory note) or (ii) $2.65754 or (B) at any time prior to a Non-Qualified Financing or Qualified Financing at $6.3276.  During the Reporting Period, the highest principal amount owed pursuant to the promissory note was $40,000.  As of September 30, 2013, interest in the amount of $4,746 had accrued.  To date, no payments have been made toward the principal amount or accrued interest.

On February 24, 2012, we issued a $25,000 convertible promissory note and a common stock purchase warrant to Dr. David Breed.  The convertible note accrues simple interest at the rate of 6% per year and all principal and interest are due and payable on its maturity date, December 31, 2013, unless earlier paid by the Company.  The promissory note may be converted at the lower of (i) the lowest per share purchase price paid in cash for Next Financing Securities (as defined in the convertible note) or (ii) $6.3276.  The promissory note will automatically convert upon an initial public offering of our common stock at the price per share at which the common stock is offered to the public.  At Dr. Breed’s option, he may convert the promissory note at any time at the rate of $6.3276.  During the Reporting Period, the highest principal amount owed pursuant to the promissory note was $25,000.  As of September 30, 2013, interest in the amount of $2,400 had accrued.  To date, no payments have been made toward the principal amount or accrued interest.  In conjunction with this promissory note, we issued a warrant to Dr. Breed.  The warrant has a term of seven years.  The number of shares subject to the warrant is determined by dividing the principal amount of the promissory note by the exercise price.  The exercise price is determined as follows:  if the convertible promissory note is converted in the Next Financing, the per share exercise price will be the price at which the note was converted, otherwise the per share exercise price will be $6.3276.

On April 12, 2012, we issued a $13,000 convertible promissory note and a common stock purchase warrant to Paul Bundschuh, our Chief Executive Officer.  The convertible note accrues simple interest at the rate of 6% per year and all principal and interest are due and payable on its maturity date, December 31, 2013, unless earlier paid by the Company.  The promissory note will automatically convert upon an initial public offering of our common stock at the price per share at which the common stock is offered to the public.  The promissory note may be converted (A) at the lower of (i) the lowest per share purchase price paid in cash for Next Financing Securities (as defined in the convertible note) or (ii) $6.3276 or (B) prior to the Next Qualified Financing (as defined in the convertible note) at $6.3276.  During the Reporting Period, the highest principal amount owed pursuant to the promissory note was $13,000.  As of September 30, 2013, interest in the amount of $1,145 had accrued.  To date, no payments have been made toward the principal amount or accrued interest.  In conjunction with this promissory note, we issued a warrant to Mr. Bundschuh.  The warrant has a term of seven years.  The number of shares subject to the warrant is determined by dividing the principal amount of the promissory note by the exercise price.  The exercise price is determined as follows:  if the convertible promissory note is converted in the Next Financing, the per-share exercise price will be the price at which the note was converted, otherwise the per share exercise price will be $6.3276.

On May 22, 2012, we issued convertible promissory notes together with common stock purchase warrants to Charles De Tarr and Christopher Cobb, respectively.  Mr. Cobb was formerly our President and Chief Operating Officer and a member of our board of directors and is a beneficial owner of more than 5% of our common stock.  The note issued to Mr. De Tarr was in the principal amount of $150,000 and included a series of advances made to us by Mr. De Tarr from February 28, 2012 through May 22, 2012.  The note issued to Mr. Cobb was in the principal amount of $200,000.  The convertible notes accrue interest at the rate of 6% per year and all principal and interest are due and payable on the maturity date, December 31, 2014, unless earlier paid by the Company.  The promissory notes will automatically convert upon an initial public offering of our common stock at the price per share at which the common stock is offered to the public.  The promissory notes may be converted (A) at the lower of (i) the lowest per share purchase price paid in cash for Next Financing Securities (as defined in the convertible notes) or (ii) $6.3276 or (B) prior to the Next Qualified Financing (as defined in the convertible notes) at $6.3276.  As of September 30, 2013, interest in the amount of $13,888 had accrued on the $150,000 note and interest in the amount of $16,311 had accrued on the $200,000 note.  To date, no payments have been made toward the principal amount or accrued interest of either note, therefore, during the Reporting Period, the highest principal amounts owed pursuant to the promissory notes were $150,000 and $200,000, respectively.  In conjunction with these promissory notes, we issued a warrant to each of Mr. De Tarr and Mr. Cobb.  The warrants have terms of seven years.  The number of shares subject to each warrant is determined by dividing the principal amount of the promissory note by the exercise price.  The exercise price is determined as follows:  if the convertible promissory note is converted in the Next Financing, the per share exercise price will be the price at which the note was converted, otherwise the per share exercise price will be $6.3276.

On August 31, 2012, we closed an offering of $750,000 in principal amount of senior secured convertible promissory notes (the “August Notes”) together with warrants to purchase shares of our common stock.  On November 21, 2012, we closed an offering of $3.25 million in principal amount of senior secured convertible promissory notes (the “November Notes”) together with warrants to purchase shares of our common stock.  On July 29, 2013, we closed an offering of $750,000 in aggregate principal amount of senior secured convertible promissory notes (the “July Notes”) together with warrants for the purchase of our common stock.  The August Notes, the November Notes and the July Notes are collectively referred to in this discussion as the “Notes.”  The Notes accrue interest at the higher of (i) 1% per annum or (ii) or the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code.  The principal amount of the August Notes and the November Notes, together with accrued interest, are due and payable on the earlier to occur of (i) January 6, 2014, (ii) an Event of Default (as defined in the Notes) or (iii) the closing of an IPO Financing (as defined in the Notes).  The principal amount of the July Notes, together with accrued interest, are due and payable on the earlier to occur of (i) July 29, 2014, (ii) an Event of Default (as defined in the Notes) or (iii) the closing of an IPO Financing (as defined in the Notes).  To date, we have made no payments toward the principal or accrued interest.  The warrants issued in conjunction with the Notes have a term of seven years (provided that if we consummate an initial public offering of our common stock after the fifth anniversary date of the issue date but prior to the expiration date, then the expiration date will be extended for an additional five years following the initial public offering) and an exercise price that will be determined as follows: (i) in the event of an IPO that occurs prior to the maturity dates of the Notes, the per-share exercise price will be equal to the lower of 0.70 times the IPO price or $3.47626; or (ii) in the event of a Private Equity Financing (as defined in the warrant agreement) that occurs prior to the maturity date of the Notes, the per-share exercise price will be equal to the lower of 0.70 times the Private Equity Financing Price or $3.47626; provided, however, that (A) if we undertake first, a Private Equity Financing and secondly, an IPO prior to the maturity date of the Notes and (B) the Private Equity Financing price is higher than the IPO price, then the per share exercise price will be adjusted to equal the number of shares of common stock and the exercise price calculated in accordance with subsection (i) above; or (iii) if we do not undertake either a Private Equity Financing or an IPO prior to the maturity date of the Notes, then the exercise price will be $3.47626 per share.  The number of shares of common stock that will be issued under the terms of the warrants issued in conjunction with the August Notes will be determined as follows: (i) in the event of an IPO that occurs prior to January 6, 2014, the principal amount of the August Note divided by the lower of 0.70 of the IPO Price or $3.47626 will determine the number of shares of common stock covered by the warrant while the per-share exercise price will be equal to the lower of 0.70 times the IPO Price or $3.47626; or (ii) in the event of a Private Equity Financing that occurs prior to January 6, 2014, the principal amount of the August Note divided by the lower of 0.70 of the Private Equity Financing Price or $3.47626 will determine the number of shares of common stock covered by the warrant, with a per-share exercise price equal to the lower of 0.70 times the Private Equity Financing Price or $3.47626; provided, however, that (A) if we undertake first, a Private Equity Financing and secondly, an IPO prior to January 6, 2014 and (B) the Private Equity Financing Price is higher than the IPO Price, then the number of shares of common stock covered by the warrant and the per share exercise price shall be adjusted to equal the number of shares of common stock and the exercise price calculated in accordance with subsection (i) above; or (iii) if we do not undertake either a Private Equity Financing or an IPO prior to January 6, 2014, then the number of shares of common stock covered by the warrant will equal the original principal amount of the August Note divided by $3.47626, and the exercise price will be $3.47626 per share.  The number of shares of common stock that may be purchased pursuant to the terms of the warrants issued in conjunction with the November Notes and the July Notes will be computed identically to the August Notes, except on one-half the principal amount.  The following officers, directors and beneficial owners of 5% of our common stock invested in these offerings:

August 31, 2012	Name and Title	Investment Amount

Lon E. Bell, director (Investment made through the Bell Family Trust dated 2/2/95)		$100,000
Peter Appel, beneficial owner of more than 5% of our common stock		$100,000

November 21, 2012

Lon E. Bell, director (Investment made through the Bell Family Trust dated 2/2/95)	$100,000
Mark Baum, director (Investment made through Series E-1 of the Larren Smitty, LLC)	$100,000
Peter Appel, beneficial owner of more than 5% of our common stock	$1,625,000
MDB Capital Group, LLC, beneficial owner of more than 5% of our common stock	$395,000

July 29, 2013

Peter Appel, beneficial owner of more than 5% of our common stock	$275,000

On July 24, 2012, we entered into engagement agreements with MDB Capital Group, LLC (the “Engagement Agreements”).  In exchange for services that were provided and pursuant to the terms of our Engagement Agreements, on November 21, 2012, we issued to MDB Capital Group, LLC a warrant to purchase 200,393 shares of common stock and a warrant to purchase 93,491 shares of common stock.  The warrant to purchase 200,393 shares of common stock expires seven years from the date of issuance.  The warrant for the purchase of 93,491 shares of common stock expires seven years after the issue date, provided, however, if the Company closes an IPO after the fifth anniversary date of the issue date but prior to the expiration date, then the expiration date will be extended for an additional five years following the close of the IPO.  The exercise price of the warrant to purchase 200,393 shares of common stock will be determined as follows: (i) in the event of an IPO that occurs prior to the November 21, 2013, the per-share exercise price will be equal to the lower of 0.70 times the IPO price or $3.47626; or (ii) in the event of a Private Equity Financing (as defined in the warrant agreement) that occurs prior to November 21, 2013, the per-share exercise price will be equal to the lower of 0.70 times the Private Equity Financing Price or $3.47626; provided, however, that (A) if we undertake first, a Private Equity Financing and secondly, an IPO prior to November 21, 2013, and (B) the Private Equity Financing price is higher than the IPO price, then the per share exercise price will be adjusted to equal the number of shares of common stock and the exercise price calculated in accordance with subsection (i) above; or (iii) if we do not undertake either a Private Equity Financing or an IPO prior to November 21, 2013, then the exercise price will be $3.47626 per share.  The exercise price of the warrant to purchase 93,491 shares of common stock will be determined as follows:  (i) in the event of an IPO that occurs prior to November 21, 2013, the per-share exercise price will be equal to 125% of the lower of 0.70 times the IPO price or $4.345325; or (ii) in the event of a Private Equity Financing (as defined in the warrant agreement) that occurs prior to November 21, 2013, the per-share exercise price will be equal to 125% of the lower 0.70 times the Private Equity Financing Price or $4.345325; provided, however, that (A) if we undertake first, a Private Equity Financing and secondly, an IPO prior to November 21, 2013, and (B) the Private Equity Financing price is higher than the IPO price, then the per share exercise price will be adjusted to equal the number of shares of common stock and the exercise price calculated in accordance with subsection (i) above; or (iii) if we do not undertake either a Private Equity Financing or an IPO prior to November 21, 2013, then the exercise price will be $4.345325 per share.  The warrants will become exercisable, in whole or in part, 180 days after the completion of this offering. On July 10, 2013 we executed addenda to these warrant agreements to clarify certain ambiguities contained in the warrants relating to time period that MDB Capital Group, LLC may exercise its right to purchase the shares of the common stock underlying the warrants.  Pursuant to the addenda, the warrants will become exercisable on the earlier of the Calendar Due Date, as defined in the warrants, or 180 days following an IPO.

During the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013, we incurred $50,069, $75,823 and $64,239, respectively, for IT services and equipment provided by DataCorp, a company that is owned by Hamo Hacopian, a former director.

By letter dated June 20, 2013, we made an offer of employment to Barry Loder for the position of Chief Financial Officer.  Mr. Loder agreed to initially provide services on a part-time basis until the offering closes, at which time he agreed to become a full-time employee.  During his part-time service, we agreed to pay Mr. Loder $200 per hour.  Upon his transition to a full time employee, we agreed to pay Mr. Loder an annual salary of $175,000 through the consummation of this offering and an annual salary of $200,000 thereafter.  Mr. Loder was to be entitled to participate in any bonus plan that may be adopted by our board of directors and he was to be entitled to receive grants of restricted stock, bonus stock or stock options, as determined by our board of directors.  Upon becoming a full time employee, Mr. Loder was to become eligible to participate in our employee benefit plans. Due to a change in his personal circumstances, Mr. Loder resigned from his position effective October 21, 2013.

Set forth in the table below is information relating to stock option grants made to our named executive officers.  The awards were granted on July 19, 2013 from the Ideal Power Converters, Inc. 2013 Equity Incentive Plan.  The term of each grant is 10 years.  The right to purchase one-third of the shares of common stock will vest on each of December 31, 2013, December 31, 2014 and December 31, 2015.  The per share exercise price will be the price at which our common stock is sold in this offering.  The stock option grants approved for Barry Loder and Christopher Cobb terminated as a result of their separation from service.

Name of Officer	Number of Option Shares

Paul Bundschuh	104,998
Christopher Cobb	62,999
William C. Alexander	41,999
Barry Loder	41,999
Charles De Tarr	21,000

Certain of our current officers have executed employment agreements with us or have received shares of common stock or options to purchase common stock as compensation.  Our independent directors also receive compensation for their services to us.  On November 6, 2013 we also entered into a Separation and Release Agreement with Christopher Cobb.  See the section of this prospectus titled “Executive Compensation” for a discussion of these transactions.

CHANGES IN ACCOUNTANTS

In January 2013, we dismissed Maxwell, Locke & Ritter (MLR) as our independent public accounting firm, because MLR is not registered with the Public Company Accounting Oversight Board.  On January 26, 2013, we engaged Gumbiner Savett Inc. (“Gumbiner”) as our new independent registered public accounting firm.  The decision to dismiss MLR and to retain Gumbiner was approved by our board of directors.

For the fiscal years ended December 31, 2010 and December 31, 2011, MLR’s reports on our financial statements did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.  During the fiscal years ended December 31, 2010 and December 31, 2011 and through the date of MLR’s dismissal, there were no disagreements with MLR on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that would have caused MLR to make reference to the subject matter of the disagreement in its reports.  During the fiscal years ended December 31, 2010 and December 31, 2011 and through the date of MLR’s dismissal, we did not experience any of the events set forth in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2010 and December 31, 2011 and through the date that we retained Gumbiner, we did not consult Gumbiner regarding any of the matters set forth in paragraphs (i) and (ii) of Item 304(a)(2) of Regulation S-K.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated November 21, 2013 between MDB Capital Group, LLC (the “Managing Underwriter”) and Northland Securities, Inc. (the “Co-Managing Underwriter”), as representatives of the several underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the number of shares of common stock indicated in the table below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, as it may be supplemented from time to time. Northland Capital markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., a member FINRA/SIPC.

Underwriters	Number of Shares of Common Stock
MDB Capital Group, LLC	2,505,000
Northland Securities, Inc.	495,000

        The Managing Underwriter has rendered advisory services to us in the past and has acted as our placement agent in connection with the placement of our senior secured convertible promissory notes in November 2012 and again in July 2013.

The underwriters are committed to purchase all of the common shares offered by us, other than those covered by the option to purchase additional shares described below, if they purchase any shares. The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the Managing Underwriter that the underwriters propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers that are members of the Financial Industry Regulatory Authority (“FINRA”). Any securities sold by the underwriters to such securities dealers will be sold at the public offering price less a selling concession not in excess of $0.2775 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus and any other offering material or advertisements in connection with the offer and sales of any of our common stock, be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The Managing Underwriter has advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Without Over- Allotment	With Over- Allotment
Public offering price	$15,000,000	$17,250,000
Underwriting discount to be paid to the underwriter	1,387,500	1,595,625
Accountable and Non-accountable expense allowance	187,500	187,500
Net proceeds, before other expenses	$13,425,000	$15,466,875

We estimate the total expenses payable by us for this offering to be approximately $2.17 million ($2.38 million if the underwriter’s over-allotment option is exercised in full), which amount includes (i) the underwriting discount of $1,387,500 ($1,595,625 if the underwriter’s over-allotment option is exercised in full), (ii) reimbursement of the expenses of the underwriter equal to $150,000 representing the negotiated and set fees of underwriter’s counsel of which $25,000  has been advanced on a refundable and accountable basis and $37,500 as a non-accountable expense allowance being paid by us, and (iii) other estimated expenses of approximately $595,500, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares. In no event will the aggregated expenses reimbursed to the underwriters exceed $187,500.

Over-allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an additional 450,000 shares of our common stock (up to 15% of the shares firmly committed in this offering) at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of our common stock are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares of our common stock on the same terms as those on which the other shares of common stock are being offered hereby.

Determination of Offering Price

Our common stock is listed on the Nasdaq Capital Market. Our underwriters are not obligated to make a market in our securities, and even if they choose to make a market, they can discontinue at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that the market will continue.

The public offering price of the shares offered by this prospectus has been determined by negotiation between us and the Managing Underwriters. Among the factors considered in determining the public offering price of the shares were:

•	our history and our prospects;

•	the industry in which we operate;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares can be resold at or above the public offering price.

Managing Underwriter Warrant

We have agreed to issue to the Managing Underwriter a warrant to purchase shares of our common stock (up to 10% of the shares of common stock sold in this offering). This warrant is exercisable at $6.25 per share (125% of the price of the common stock sold in this offering), commencing on the effective date of this offering and expiring five years from the effective date of this offering. The warrant and the shares of common stock underlying the warrant have been deemed compensation by FINRA and are therefore subject to a 180 days lock up pursuant to Rule 5110(g)(1) of FINRA. The Managing Underwriter (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the effective date of the offering.

Pursuant to engagement agreements entered into on July 24, 2012, with the Managing Underwriter, we issued warrants to purchase an aggregate of 293,884 shares of our common stock on November 21, 2012.  The term for these warrants is 7 years and the warrants do not become exercisable until 180 days after the completion of this offering.  Upon the completion of this offering with aggregate gross proceeds in excess of $10 million, the exercise price for 200,393 shares of our common stock covered by these warrants will be the lower of 0.70 times the IPO price set forth on the cover page of this Prospectus or $3.47626, and the exercise price of the remaining warrant to purchase 93,491 shares of our common stock will be 125% of the lower of 0.70 times the IPO price set forth on the cover page of this Prospectus or $4.345325.  We issued these warrants to the Managing Underwriter for advisory services and private placement agency services rendered on November 21, 2012.

In the private placement of our senior secured convertible promissory notes in November of 2012, the Managing Underwriter purchased an aggregate of $395,000 in principal amount of our notes and received warrants to purchase shares of our common stock.  The term of this warrant is 7 years.  The calculation of the number of shares of our common stock covered by this warrant and the exercise price is determined by a formula.  The number of shares of our common stock covered by the warrant is determined by dividing 50% of the principal amount of the senior secured convertible notes purchased by the lower of 0.70 times the IPO price set forth on the cover page of this Prospectus or $3.47626 with an exercise price of the lower of 0.70 times the IPO price set forth on the cover page of this Prospectus or $3.47626.  Assuming that the offering covered by this prospectus closes with the IPO price set forth on the cover page of this prospectus and that we receive aggregate gross proceeds in excess of $10 million, the warrant would cover 56,814 shares of our common stock.  These warrants are not currently exercisable and will not become exercisable unless and until this offering closes or certain future events occur.  If this offering does not close or is abandoned, then this warrant will cover 56,814 shares of our common stock at an exercise price of $3.37626 per share and become exercisable on January 6, 2014, unless a private equity financing occurs prior to that date in which case the number of shares covered by this warrant and the exercise price will be determined by the price our shares are sold in the private equity financing.  In July 2013, the Managing Underwriter acted as our exclusive placement agent for the private placement of our senior secured convertible promissory notes but did not purchase any additional notes.

Lock-Up Agreements

Excluding holders of our senior secured convertible promissory notes, all of our officers, directors, employees, and stockholders beneficially owning 5% or more of our common stock have agreed that, until the later of the one year anniversary of the date of the Underwriting Agreement we will enter into in conjunction with this offering, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, without the consent of the Managing Underwriter, except for exercise or conversion of currently outstanding warrants, options and convertible debentures, as applicable; and exercise of options under an acceptable stock incentive plan.  This lock-up covers a total of 1,970,807 shares of common stock which includes 1,249,012 shares of our currently outstanding common stock and 721,795 shares of common stock underlying stock options, warrants and convertible promissory notes, including 293,884 shares of common stock underlying warrants issued to the Managing Underwriter. The Managing Underwriter may consent to an early release from the lock-up period if, in their opinion, the market for the common stock would not be adversely impacted by sales and in cases of a financial emergency of an officer, director or other stockholder. We are unaware of any officer, director or stockholder who intends to ask for consent to dispose of any of our equity securities during the relevant lock-up periods.

Holders of our senior secured convertible promissory notes, including the Managing Underwriter, have agreed that, until 180 days following the date of this prospectus, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, without the consent of the Managing Underwriter. This lock-up covers a total of 2,167,472 shares of our common stock which includes 1,376,392 shares of common stock that will be issued upon the conversion of our senior secured convertible promissory notes and 791,080 shares of common stock underlying the warrants issued therewith.

Indemnification

We will agree to indemnify the underwriters against certain liabilities, including certain liabilities arising under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

●
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

●
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●
Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Capital Market, and if commenced, they may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters' website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

The underwriters' compensation in connection with this offering is limited to the fees and expenses described above under “Underwriting Discount and Expenses.”

USE OF PROCEEDS

Based on an assumed offering price of $5.00 per share, we estimate the gross proceeds from the sale of 3,000,000 shares of common stock, prior to deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $15.0 million (approximately $17.25 million if the over-allotment option granted to the underwriter is exercised in full).

We estimate that we will receive net proceeds of approximately $12.8 million, after deducting underwriting discounts and commissions and our underwriter’s expense allowance, and other estimated expenses of approximately $2.17 million, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares.  If the underwriter exercises its right to purchase an additional 450,000 shares of common stock to cover over-allotments, we will receive an additional approximately $2,041,875, after deducting approximately $208,125 for underwriting discounts and commissions.

We intend to use the net proceeds from our sale of common stock in this offering as follows: approximately $4.5 million will be used for new product research and development, including our 3-port products including the hybrid and micro-grid converters, approximately $2 million will be used for existing product development and commercialization, approximately $1 million will be used for the protection of our intellectual property, approximately $1 million will be used for the purchase of equipment and software, and the balance of the funds will be used for general corporate purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, results from our research and development efforts, business developments and opportunities and related rate of growth, sales and marketing activities and competition. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used include:

●	the existence of unforeseen or other opportunities or the need to take advantage of changes in timing of our existing activities;

●
the need or desire on our part to accelerate, increase, reduce or eliminate one or more existing initiatives due to, among other things, changing market conditions and competitive developments or interim results of research and development efforts;

●	results from our business development and marketing efforts, including co-development and pilot site installation opportunities that may materialize;

●	the effect of federal, state, and local regulation of potential customers in our identified industries;

●	our ability to attract development funding or to license or sell our technology to industry sponsors or other interested organizations; and/or

●	the presentation of strategic opportunities of which we are not currently aware (including acquisitions, joint ventures, licensing and other similar transactions).

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this offering, is being optimized.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of September 30, 2013:

●	on an actual basis; and

●
on a pro forma as adjusted basis to give effect to the reverse stock split, conversion of the convertible debt into common stock and issuance of the common stock offered hereby and the use of proceeds, as described in the section entitled “Use of Proceeds.”

You should consider this table in conjunction with our financial statements and the notes to those financial statements included in this prospectus.
	As of September 30, 2013
	Actual	Actual with effect of reverse split	As adjusted for the effect of the reverse split, debt conversion and issuance of shares to directors	As adjusted for this offering (1)

Total debt at face value, net of debt discount
Convertible debt less debt discount (2)	$4,684,681	$4,684,681	$-	$-
Texas Emerging Technology Fund	1,192,690	1,192,690	1,192,690	1,192,690
Total Debt	$5,877,371	$5,877,371	$1,192,690	$1,192,690
Stockholders’ equity
Common stock, par value $0.001 per share – 50,000,000 shares of common stock authorized; 1,480,262 shares issued and outstanding as of September 30 giving effect to the reverse split; 6,200,357 shares issued and outstanding as adjusted (3)	$3,525	$1,480	$3,200	$6,200
Additional paid-in-capital	8,049,890	8,051,935	13,001,128	25,827,628
Additional paid-in-capital; stock to be issued to directors and for legal services	124,393	124,393	--	--
Treasury stock	(2,657)	(2,657)	(2,657)	(2,657)
Accumulated deficit	(13,177,243)	(13,177,243)	(13,177,243)	(13,177,243)
Total stockholders’ equity (deficit)	(5,002,092)	(5,002,092)	(175,572)	12,653,928

Total capitalization	$875,279	$875,279	$1,017,118	$13,846,618

Stockholders’ equity (deficit) per share	$(1.42)	$(3.38)	$(0.05)	$2.04

(1)
Assumes that approximately $15 million of our common stock is sold in this offering at an offering price of $5.00 per share and that the net proceeds thereof are approximately $12.8 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriter’s over-allotment option is exercised in full, net proceeds will increase to approximately $14.8 million.

(2)	Accrued interest on convertible notes as of September 30, 2013 is $141,840, which is also converted into shares.

(3)
Convertible notes of $6,105,585 that, with interest, total $6,246,991 will convert into 1,695,216 shares upon completion of this offering. Of the $6,246,991 in debt $1,420,470 is already accounted for in paid-in-capital as debt discount. Shares also include the 24,879 shares to be issued to our independent directors.

DILUTION

Our net tangible book value as of September 30, 2013, was $(5,002,092), or $(3.38) per share of our common stock after taking into account the reverse stock split. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on September 30, 2013. If we had converted all the convertible debt as of September 30, 2013, our net tangible assets would have been $(175,572) or $(0.05) per share.  Assuming that we issue all of the shares of our common stock offered by us at the public offering price of $5.00 per share, after deducting the commissions and estimated offering expenses payable by us and converting the convertible debt net of debt discount already on the books, our net tangible book value as of September 30, 2013, would have been approximately $12,653,928, or $2.04 per share of our common stock. This amount represents an immediate increase in net tangible book value of $2.09 per share to our existing stockholders and an immediate dilution in net tangible book value of $2.96 per share to new investors purchasing shares of our common stock in this offering.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of our common stock. The following table illustrates the dilution in net tangible book value per share to new investors:

Public offering price per share		$5.00
Net tangible book value per share as of September 30, 2013 with conversion of debt	$(0.05)
Increase per share attributable to new investors	$2.09
Adjusted net tangible book value per share after this offering		$2.04
Dilution in net tangible book value per share to new investors		$2.96

The following shares were not included in the above calculation:

●
158,108 shares of our common stock reserved for issuance under stock option agreements at a weighted average exercise price of $2.7163 per share and 346,811 shares of our common stock reserved for issuance under option agreements at an exercise price of $5.00 per share;

●	1,529,095 shares of common stock reserved for issuance under various outstanding warrant agreements at a weighted average exercise price of $2.98 per share;

●	493,172 shares of our common stock reserved for future issuance under our 2013 Equity Incentive Plan; and

●	up to 300,000 shares of our common stock issuable upon exercise of the warrant issued to MDB Capital Group, LLC.
Unless otherwise specifically stated, information throughout this prospectus assumes that none of our outstanding warrants to purchase shares of our common stock are exercised.  To the extent that the above issued options and warrants were exercised, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $2.35 per share, and the dilution in net tangible book value per share to investors in this offering would be $2.65 per share.

LEGAL MATTERS

Richardson & Patel LLP, with an office at 405 Lexington Avenue, 49th Floor, New York, New York 10174, will pass upon the validity of the shares of common stock offered by this prospectus. Richardson & Patel LLP has agreed to accept $300,000 in aggregate principal amount of convertible promissory notes as partial payment for legal services in connection with the initial public offering of our common stock, the registration statement of which this prospectus is a part, and the listing of our common stock on the Nasdaq Capital Market, which principal amount will convert into an aggregate of 86,300 shares of common stock upon completion of this offering at the rate of $3.47626 per share.  Although Richardson & Patel LLP is not under any obligation to accept additional securities in payment for services, it may do so in the future.  Robert Groover, Esq., an attorney with Glast, Phillips & Murray, P.C., holds a warrant for the purchase of 6,300 shares of our common stock.  Glast, Phillips & Murray, P.C., with an office at 14801 Quorum Drive, Suite 500, Dallas, Texas 75254, has provided a legal opinion to the underwriter relating to the discussion included in this prospectus of our patents and patent applications.  Locke Lord LLP, with an office at 500 Capitol Mall, Suite 1800, Sacramento, California 95814, is legal counsel to MDB Capital Group, LLC.

EXPERTS

The financial statements of Ideal Power Inc. as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, included in this prospectus and elsewhere in the registration statement have been audited by Gumbiner Savett Inc., independent registered public accounting firm (which contain an explanatory paragraph related to our ability to continue as a going concern as described in Note 2 to our financial statements) as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance upon the report of Gumbiner Savett Inc., given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. Our SEC filings are and will become available to the public over the Internet at the SEC’s website at www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Ideal Power Inc.

IDEAL POWER INC.
Condensed Balance Sheets

	September 30,	December 31,	Pro Forma Stockholders' Deficit as of September 30,
	2013	2012	2013
	(unaudited)		(unaudited)
			(note 15)
ASSETS
Current assets:
Cash and cash equivalents	$278,784	$1,972,301
Accounts receivable, net	969,277	485,674
Inventories, net	380,744	217,867
Prepayments and other current assets	21,098	28,468
Prepaid offering costs	447,627	-
Total current assets	2,097,530	2,704,310
Property and equipment, net	44,858	27,903
Patents, net	608,347	474,790
Total Assets	$2,750,735	$3,207,003

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Convertible debt, net of debt discount of $1,420,470 at September 30, 2013 and $3,828,711 at December 31, 2012.	$4,684,681	$1,313,146
Accounts payable	1,439,311	684,558
Accrued expenses	411,145	178,003
Deferred revenue	25,000	-
Total current liabilities	6,560,137	2,175,707
Long-term debt	1,192,690	1,132,690
Commitments
Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized; 3,524,505 issued and outstanding at September 30, 2013 and December 31, 2012.	3,525	3,525	1,480
Common stock to be issued	124,393	-	124,393
Additional paid-in capital	8,049,890	7,098,252	8,051,935
Treasury stock	(2,657)	(2,657)	(2,657)
Accumulated deficit	(13,177,243)	(7,200,514)	(13,177,243)
Total stockholders’ deficit	(5,002,092)	(101,394)	(5,002,092)
Total Liabilities and Stockholders’ Deficit	$2,750,735	$3,207,003

The accompanying notes are an integral part of these condensed financial statements.

IDEAL POWER INC.
Condensed Statements of Operations
(Unaudited)
	Nine Months Ended
	September 30,	September 30,
	2013	2012
Revenues:
Products and services	$396,465	$174,550
Royalties	75,000	75,000
Grants	1,167,121	362,313
Total revenue	1,638,586	611,863

Cost of revenues
Products and services	345,011	152,077
Grant research and development costs	1,200,288	357,292
Total cost of revenue	1,545,299	509,369

Gross profit	93,287	102,494

Operating expenses:
General and administrative	1,603,851	787,876
Research and development	818,869	837,742
Sales and marketing	159,494	119,711
Total operating expenses	2,582,214	1,745,329

Loss from operations	(2,488,927)	(1,642,835)

Interest expense, net (including amortization of debt discount of $3,348,284 and $540,885 for the nine months ended September 30, 2013 and 2012, respectively).	3,487,802	635,593

Net loss	$(5,976,729)	$(2,278,428)

Net loss per share – basic and fully diluted	$(1.70)	$(0.65)

Weighted average number of shares outstanding – basic and fully diluted	3,524,505	3,484,960

Pro Forma net loss per share – basic and fully diluted - (note 15)	$(4.04)	$(1.56)

Pro Forma weighted average number of shares outstanding – (note 15)	1,480,262	1,463,654

The accompanying notes are an integral part of these condensed financial statements.

IDEAL POWER INC.
Condensed Statement of Stockholders’ Deficit
For the nine months ended September 30, 2013
(Unaudited)

	Common Stock		Common Stock Issuable		Additional Paid-In	Treasury	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Deficit

Balances at January 1, 2013	3,524,505	$3,525	-	$-	$7,098,252	$(2,657)	$(7,200,514)	$(101,394)

Common stock issuable for services	-	-	59,235	124,393	-	-	-	124,393

Fair value of warrants issued in connection with promissory notes	-	-	-	-	379,033	-	-	379,033

Beneficial conversion feature – convertible promissory notes	-	-	-	-	422,265	-	-	422,265

Stock-based compensation	-	-	-	-	150,340	-	-	150,340

Net loss for the nine months ended September 30, 2013	-	-	-	-	-	-	(5,976,729)	(5,976,729)
Balances at September 30, 2013	3,524,505	$3,525	59,235	$124,393	$8,049,890	$(2,657)	$(13,177,243)	$(5,002,092)

The accompanying notes are an integral part of these condensed financial statements.

IDEAL POWER INC.
Condensed Statements of Cash Flows
(Unaudited)
	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net loss	$(5,976,729)	$(2,278,428)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,155	41,023
Common stock issued and to be issued for services	124,393	64,770
Stock-based compensation	150,340	46,217
Amortization of debt discount	3,348,284	540,885
Accrued interest - promissory note	60,000	60,000
Issuance of note payable in connection with services	213,293	-
Decrease (increase) in operating assets:
Accounts receivable	(483,603)	(254,737)
Inventories	(162,877)	11,462
Prepaid expenses and offering costs	(440,257)	-
Increase (decrease) in operating liabilities:
Accounts payable	754,753	346,999
Accrued expenses	233,142	(10,291)
Deferred revenue	25,000	25,000
Net cash used in operating activities	(2,133,106)	(1,407,100)

Cash flows from investing activities:
Purchase of property and equipment and patents	(171,667)	(114,818)
Certificate of deposit	-	20,000
Net cash used in investing activities	(171,667)	(94,818)

Cash flows from financing activities:
Borrowings on notes payable, net of debt raising costs	611,256	1,445,150
Proceeds from issuance of common stock	-	52,000
Repayment of line of credit	-	(20,000)
Net cash provided by financing activities	611,256	1,477,150

Net decrease in cash and cash equivalents	(1,693,517)	(24,768)
Cash and cash equivalents at beginning of period	1,972,301	100,675
Cash and cash equivalents at end of the period	$278,784	$75,907

Supplemental disclosure of cash flow information:
Cash paid during the nine months:
Interest $		$212
Non cash activities for the nine months ended September 30, 2013:
The company issued 256,849 warrants valued at $379,033 in connection with notes payable
The company recorded a debt discount of $422,265 for the intrinsic value of the embedded conversion feature associated with notes payable
Non cash activities for the nine months ended September 30, 2012:
The company issued 775,280 warrants valued at $1,169,686 in connection with notes payable
The company recorded a debt discount of $321,429 for the intrinsic value of the embedded conversion feature associated with notes payable

The accompanying notes are an integral part of these condensed financial statements.

Ideal Power Inc.
Notes to Condensed Financial Statements

Note 1 – Organization and Description of Business

Ideal Power Inc. (the “Company”) was incorporated in Texas on May 17, 2007 under the name Ideal Power Converters, Inc. The Company changed its name to Ideal Power Inc. on July 8, 2013 and re-incorporated in Delaware on July 15, 2013. With headquarters in Austin, Texas, it develops power converter solutions for photovoltaic generation, grid-storage and electrified vehicle charging. The principal products of the Company are photovoltaic inverters and battery converters. The Company is developing technology to build electric vehicle chargers, wind converters and variable frequency drives. The Company also renders services to customers for developing and licensing technological platforms similar to the product the Company supplies.

Registration Statement

On August 6, 2013, the Company filed a registration statement with the Securities and Exchange Commission (the “SEC”) providing for the registration of 2,500,000 shares of the Company’s common stock to be offered to the public for up to $12,500,000 in gross proceeds (net $10,560,750 after expenses). The proceeds from the offering are expected to be used for new and existing product research and development; protection of intellectual property; the purchase of equipment and software; and general and administrative expenses. The registration statement was declared effective on November 21, 2013.

On November 22, 2013, the Company submitted to the SEC, and the SEC accepted for filing, a Prospectus that increased the registration to 3,000,000 shares of the Company’s common stock to be offered to public for $15,000,000 in gross proceeds (net $12,829,500 after expenses).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Going Concern

The accompanying unaudited interim condensed financial statements and information have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet at December 31, 2012 has been derived from the Company’s audited financial statements.

In the opinion of management, these condensed financial statements reflect all normal recurring and other adjustments necessary for a fair presentation. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2012 included elsewhere in this document. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year or any other future periods.

The accompanying unaudited interim condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) which contemplate continuation of the Company as a going concern. However, the Company is subject to the risks and uncertainties associated with a new business and has incurred significant losses from operations since inception. The Company’s operations are dependent upon it raising additional funds through a private offering of its stock or debt financing. The Company is obligated to pay or convert $6,105,151 in promissory notes due in the next twelve months. The Company has no committed sources of capital and is not certain whether additional financing will be available when needed on terms that are acceptable, if at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that could result from the outcome of this uncertainty. The report from the Company’s independent registered public accounting firm relating to the year ended December 31, 2012 states that there is substantial doubt about the Company’s ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers or interest on past due amounts. Management estimates the allowance for doubtful accounts based on review and analysis of specific customer balances that may not be collectible and how recently payments have been received. Accounts are considered for write-off when they become past due and when it is determined that the probability of collection is remote. There was no allowance for doubtful accounts at September 30, 2013 and December 31, 2012.

Inventories

Inventories are stated at the lower of cost (first in, first out method) or market value. Inventory quantities on hand are reviewed regularly and a write-down for excess and obsolete inventory is recorded based primarily on an estimated forecast of product demand, market conditions and anticipated production requirements in the near future. There was no reserve for excess and obsolete inventory at September 30, 2013 and December 31, 2012.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and amortization. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed. Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the shorter of the life of the asset or the related leases. Estimated useful lives of the principal classes of assets are as follows:

Leasehold improvements	2 years
Machinery and equipment	5 years
Furniture, fixtures and computers	3-5 years

Patents

Patents are recorded at cost. The Company capitalizes third party legal costs and filing fees associated with obtaining patents on its new discoveries. Once the patents have been issued, the Company amortizes these costs over the shorter of the legal life of the patent or its estimated economic life, generally 20 years, using the straight-line method.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. Management has determined that there was no impairment in the value of long-lived assets during the nine months ended September 30, 2013.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether or not the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, notes payable, and accounts payable. As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheets. This is primarily attributed to the short maturities of these instruments. The Company did not identify any other non-recurring assets and liabilities that are required to be presented in the balance sheets at fair value.

Convertible Promissory Notes and Warrants

The warrants and embedded conversion feature of convertible promissory notes are classified as equity under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-40 “Derivatives and Hedging – Contracts in Entity’s Own Equity”. The Company allocates the proceeds of the convertible promissory notes between convertible promissory notes and the financial instruments related to warrants associated with convertible promissory notes based on their relative fair values at the commitment date. The fair value of the financial instruments related to warrants associated with convertible promissory notes is determined utilizing the Black-Scholes option pricing model and the respective allocated proceeds to the warrants is recorded in additional paid-in capital. The Company utilized the Black-Scholes option valuation model using the same valuation assumptions as described herein under Stock Based Compensation. The embedded beneficial conversion feature associated with convertible promissory notes is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital in accordance with ASC Topic 470-20 “Debt – Debt with Conversion and Other Options”.

The portion of debt discount resulting from the allocation of proceeds to the financial instruments related to warrants associated with convertible promissory notes is being amortized over the life of the convertible promissory notes. For the portion of debt discount resulting from the allocation of proceeds to the beneficial conversion feature, it is amortized over the term of the notes from the respective dates of issuance.

Revenue Recognition

Revenue from product sales is recognized when the risks of loss and title pass to the customer, as specified in (1) the respective sales agreements and (2) other revenue recognition criteria as prescribed by Staff Accounting Bulletin (“SAB”) No. 101 (SAB 101), “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition”. The Company generally sells its products FOB shipping and recognizes revenue when products are shipped. Revenue from service contracts is recognized using the completed-performance or proportional-performance method depending on the terms of the service agreement. When there are acceptance provisions based on customer-specified subjective criteria, the completed-performance method is used. For contracts where the services performed in the last series of acts is very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed. Once customer acceptance has been received, or the last significant act is performed, revenue is recognized. The Company uses the proportional-performance method when a service contract specifies a number of acts to be performed and the Company has the ability to determine the pattern and related value in which service is provided to the customer.

The Company receives payments from government entities in the form of government grants. Government grants are agreements that generally provide the Company with cost reimbursement for certain type of research and development activities over a contractually defined period. Revenues from government grants are recognized in the period during which the Company incurs the related costs, provided that the Company has incurred the cost in accordance with the specifications and work plans determined between the Company and the government entity. Costs incurred related to the grants are recorded as grant research and development costs. Government grants amounted to $1,167,121 and $362,313 for the nine months ended September 30, 2013 and 2012, respectively. At September 30, 2013 and December 31, 2012, grants receivable amounted to $806,750 and $348,647, respectively, and were included in accounts receivable.

Royalty income is recognized as earned based on the terms of the contractual agreements, and has no direct costs.

Product Warranties

The Company provides a ten year manufacturer’s warranty covering product defects. Accruals for product warranties are estimated based upon historical warranty experience and are recorded in cost of sales at the time revenue is recognized in order to match revenues with related expenses. The Company assesses the adequacy of its warranty liability quarterly and adjusts the reserve, included in accrued expenses, as necessary.

Research and Development

Grant research and development are costs incurred solely related to grant revenues, and are classified as a line item under cost of revenues. Other research and development costs are presented as a line item under operating expenses and are expensed as incurred. Total research and development costs incurred during the nine months ended September 30, 2013 and 2012 amounted to $2,019,157 and $1,195,034, respectively, of which $1,200,288 and $357,292, respectively was included in cost of revenues.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. At September 30, 2013 and December 31, 2012 the Company has established a full reserve against all deferred tax assets.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Net Loss Per Share

The Company applies FASB ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods for which no common share equivalents are included because their effect would be anti-dilutive.

Stock Based Compensation

The Company applies FASB ASC 718, “Stock Compensation,” when recording stock based compensation. The fair value of each stock option award is estimated on the date of grant using the commonly used Black-Scholes option valuation model. The assumptions used in the Black-Scholes valuation model are as follows:

Grant Price - The grant price of the issuances are determined based on the estimated fair value of the shares at the date of grant. In the case of grant prices during the last 12 months, they were based on the expected IPO price at the date of grant. The grant prices used were approximately equal to the IPO price.

Risk-free interest rate - The risk free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant

Expected lives - As permitted by SAB 107, due to the Company’s insufficient history of option activity, the management utilizes the simplified approach to estimate the options expected term, which represents the period of time that options granted are expected to be outstanding

Expected volatility – is determined based on management’s estimate or historical volatilities of comparable companies

Expected dividend yield - is based on current yield at the grant date or the average dividend yield over the historical period. The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

The Company accounts for stock issued to non-employees in accordance with the provisions of FASB ASC 505-50 “Equity Based Payments to Non-Employees.” FASB ASC 505-50 states that equity instruments that are issued in exchange for the receipt of goods or services should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b) absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date).

Presentation of Sales Taxes

Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects that sales tax from customers and remits the entire amount to the states. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenues and cost of revenues.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, accounts payable and short term debt. The Company maintains its cash with a major financial institution located in the United States of America. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Periodically throughout the year, the Company maintains balances in excess of federally insured limits. The Company encounters risk as a result of a concentration of revenue from a few significant customers. Credit is extended to customers based on an evaluation of their financial condition. The Company does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and records an allowance for potential bad debts based on available information. The Company had one and two customers, including a government entity, that accounted for 62% and 78% of net revenue for the nine months ended September 30, 2013 and 2012, respectively. The loss of one of these customers could cause an adverse effect on the Company’s operations. The Company had an accounts receivable balance from one government entity that accounted for 83% and 72% of total accounts receivable at September 30, 2013 and December 31, 2012, respectively.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if adopted, will have a material effect on the financial statements.

Note 3 – Inventories

Inventories consisted of the following:
	September 30.	December 31,
	2013	2012
	(unaudited)

Raw Materials	$128,272	$144,842
Finished goods	252,472	73,025
	$380,744	$217,867

Note 4 – Prepayment and Other Current Assets

Prepayments and other current assets consisted of the following:
	September 30, 2013	December 31, 2012
	(unaudited)
Prepaid insurance	$9,054	$22,186
Prepaid subscription	2,778	4,282
Others	9,266	2,000
	$21,098	$28,468

Note 5 – Property and Equipment

Property and equipment consisted of the following:
	September 30, 2013	December 31, 2012
	(unaudited)
Machinery and Equipment	$19,670	$19,670
Building leasehold improvements	46,850	46,850
Furniture, fixtures and computers	90,415	58,379
	156,935	124,899
Accumulated depreciation and amortization	(112,077)	(96,996)
	$44,858	$27,903

Note 6 – Patents

Patents consisted of the following:
	September 30, 2013	December 31, 2012
	(unaudited)
Patents	$618,887	$479,256
Accumulated amortization	(10,540)	(4,466)
	$608,347	$474,790

Amortization expense related to patents amounted to $6,074 and $1,212 for the nine months ended September 30, 2013 and 2012, respectively. Estimated amortization expense for the succeeding five years and thereafter is $11,697 (2014); $11,697 (2015); $11,697 (2016); $11,697 (2017); $11,697 (2018); and $164,913 (thereafter).

At September 30, 2013 and December 31, 2012, the Company had capitalized approximately $385,000 and $426,000, respectively, for costs related to patents that have not been awarded.

Note 7 – Long-term Debt
September 30, 2013 (unaudited)	December 31, 2012
1)  The Company entered into the Texas Emerging Technology Fund (the “ETF”) Award and Security Agreement (the “Agreement”) with the State of Texas (the “State”) on October 1, 2010 subsequently amended on May 20, 2011 and April 16, 2013. Under the Agreement, the Company received an initial award totaling $250,000 during the year ended December 31, 2010 and received an additional award totaling $750,000 during the year ended December 31, 2011 (collectively, the “Promissory Note”). The proceeds from the award must be used to expedite commercialization intended to increase high-quality jobs in Texas through expenditures on working capital or development or acquisition of capital assets used to produce income and in meeting the Company’s goal of introducing a 30KW solar inverter to the market. The Company is also required to meet certain milestones by specific dates, use Texas-based suppliers and establish a substantial percentage of its commercialization and manufacturing activities in Texas. The awards are collateralized by all owned or acquired assets of the Company. The ETF in a subordination agreement dated August 30, 2012, agreed to subordinate the Promissory Note to secured convertible promissory notes to be issued by the Company of up to $5,000,000. At September 30 2013, and December 31, 2012, the Company had secured convertible promissory notes aggregating $4,750,000 and $4,000,000, respectively. See 4), 5) and 7) below.

The Promissory Note accrues interest at an annual rate of 8% and could be repaid at the option of the Company after April 1, 2012. The Promissory Note will be cancelled and the debt, including accrued interest, will be forgiven upon the earlier of: 1) October 1, 2020 or 2) the date the ETF receives a return of cash or public securities equal to the proceeds from the Promissory Note plus accrued interest in connection with a qualifying liquidation event, as defined in the agreement. Upon note repayment or forgiveness, the agreement will terminate and the Company will be released from all obligations under the Agreement.

In connection with the Promissory Note, in October 2010 and July 2011, the Company issued warrants to purchase 33,875 and 101,626 shares of the Company’s common stock, respectively. The fair value of the warrants was determined to be $66,372 and $199,104, respectively, and was recorded as debt discount. During the nine months ended September 30, 2013 and 2012 the Company incurred interest expense amounting to $0 and $77,430 related to the accretion of the debt discount. Interest on the Promissory Note, including accretion of debt discount, amounted to $60,000 and $137,430 for the nine months ended September 30, 2013 and 2012, respectively. Effective interest rate on this Promissory Note was 8% and 16% per annum for the nine months ended September 30, 2013 and 2012, respectively. Accrued interest amounted to $192,690 and $132,690 at September 30, 2013 and December 31, 2012, respectively, and is included in the outstanding amount of the Promissory Note.
$1,192,690	$1,132,690

2)  Unsecured convertible promissory notes aggregating $360,000 with principal and interest due at maturity at 6% per annum, maturing on the earlier of: 1) December 31, 2013, or 2) closing of initial public offering of the Company’s common stock in which the Company raises at least $10 million, at which time the notes will mandatorily be converted into shares of the Company’s common stock, or 3) closing of qualified financing, as defined in the promissory notes, or 4) occurrence of event of default, as defined in the promissory notes. The promissory notes are convertible into 172,249 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The embedded beneficial conversion feature associated with these convertible promissory notes had no intrinsic value. Of the total amount outstanding, $40,000 was due to an officer of the Company at September 30, 2013 and December 31, 2012, respectively. Interest expense on these notes amounted to $16,200 for each of the nine months ended September 30, 2013 and 2012, respectively.
360,000	360,000

3)   Unsecured convertible promissory notes aggregating $695,150 with principal and interest due at maturity at 6% per annum and maturing on the earlier of : 1) December 31, 2013 , or 2) closing of initial public offering of the Company’s common stock in which the Company raises at least $10 million, at which time the notes will mandatorily be converted into shares of the Company’s common stock, or 3) closing of qualified financing, as defined in the promissory notes, or 4) occurrence of event of default, as defined in the promissory notes .Of the total amount outstanding, $389,575 was due to officers, an employee, and a former director of the Company. The promissory notes are convertible into 332,608 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The embedded beneficial conversion feature associated with these convertible promissory notes had no intrinsic value.

In connection with these promissory notes, the Company issued warrants to purchase 261,581 shares of the Company’s common stock. The fair value of the warrants was determined to be $419,840 and was recorded as debt discount. During the nine months ending September 30, 2013 and 2012 the Company incurred interest expense amounting to $196,596 and $92,179, respectively, related to the accretion of the debt discount. Interest on these promissory notes, including accretion of debt discount, amounted to $227,878 and $109,858 for the nine months ended September 30, 2013 and 2012, respectively. Unamortized debt discount amounted to $65,533 at September 30, 2013 and $262,129 at December 31, 2012. Effective interest rate on these notes was 44% and 37% per annum for the nine months ended September 30, 2013 and 2012, respectively.
629,618	433,021

4)   Convertible promissory notes aggregating $750,000 secured by substantially all assets of the Company with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of : 1) November 21, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock, at which time the notes will mandatorily convert into shares of the Company’s common stock. Of the total amount outstanding, $100,000 was due to one of the directors of the Company. The promissory notes are convertible into 512,645 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The intrinsic value of the embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $321,429 and was recorded as debt discount. On October 25, 2013, the maturity date of the promissory notes was extended to January 6, 2014. See Note 17.

In connection with these promissory notes, the Company issued warrants to purchase 513,699 shares of the Company’s common stock. The fair value of the warrants was determined to be $749,846 and was recorded as debt discount.

During the nine months ended September 30, 2013 and 2012, the Company incurred interest expense amounting to $450,000 and $371,275, respectively, related to the accretion of debt discount. Interest expense including accretion of debt discount, amounted to $455,625 and $371,921 for the nine months ended September 30, 2013 and 2012, respectively. Unamortized debt discount amounted to $100,000 as of September 30, 2013 and $550,000 at December 31, 2012. Effective interest rate on these notes was 81% and 595% per annum for the nine months ended September 30, 2013 and 2012, respectively.
650,000	200,000

5)  Convertible promissory notes aggregating $3,250,000 secured by substantially all assets of the Company with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of : 1) November 21, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock, at which time the notes will mandatorily convert into shares of the Company’s common stock. Of the total amount outstanding, $200,000 was due to two directors of the Company. The promissory notes are convertible into 2,226,027 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The intrinsic value of the embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $1,402,397 and was recorded as debt discount. On October 25, 2013, the maturity date of the promissory notes was extended to January 6, 2014. See Note 17.

In connection with these promissory notes, the Company issued warrants to purchase 1,113,014 shares of the Company’s common stock. The fair value of the warrants was determined to be $1,625,890 and was recorded as debt discount.

In connection with these promissory notes the Company issued underwriter warrants to purchase 222,603 shares of the Company’s common stock. The fair value of the warrants was determined to be $292,368 and was recorded as debt discount. On July 10, 2013, the date in which the warrants will become exercisable in the event of an IPO was changed from the date of completion of the IPO to 180 days after the completion of the IPO.  The impact of this modification was immaterial. The Company also incurred debt raising cost of $375,000 in connection with these promissory notes which has been recorded as debt discount.

During the nine months ended September 30, 2013 and 2012, the Company incurred interest expense amounting to $2,437,500 and $0, respectively, related to the accretion of the debt discount. Interest expense, including accretion of debt discount, amounted to $2,461,875 and $0 for the nine months ended September 30, 2013 and 2012 respectively. Unamortized debt discount amounted to $541,668 at September 30, 2013 and $2,979,167 at December 31, 2012. The effective interest rate on these notes was 101% per annum for the nine months ended September 30, 2013.

2,708,332	270,833
6)  Unsecured convertible promissory note amounting to $86,707 with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of: 1) December 31, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock, at which time the note will mandatorily convert into shares of the Company’s common stock. The promissory note is convertible into 59,388 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory note. The intrinsic value of embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $37,415 and was recorded as debt discount. During the nine months ended September 30, 2013 and 2012, the Company incurred interest expense amounting to $28,062 and $0, respectively, related to the accretion of the debt discount. Interest expense, including accretion of debt discount, amounted to $28,712 and $0 for the nine months ended September 30, 2013 and 2012, respectively. Unamortized debt discount amounted to $9,353 and $37,415 at September 30, 2013 and December 31, 2012, respectively. Effective interest rate was 44% per annum for the nine months ended September 30, 2013.
77,354	49,292

7)  Convertible promissory notes aggregating $750,000 secured by substantially all assets of the Company with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of : 1) July 29, 2014, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock, at which time the notes will mandatorily convert into shares of the Company’s common stock. The promissory notes are convertible into 513,699 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The intrinsic value of the embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $328,767 and was recorded as debt discount.

In connection with these promissory notes, the Company issued warrants to purchase 256,849 shares of the Company’s common stock. The fair value of the warrants was determined to be $379,033 and was recorded as debt discount. The Company also incurred debt raising cost of $138,744 in connection with these promissory notes which has been recorded as debt discount.

During the nine months ended September 30, 2013 and 2012, the Company incurred interest expense amounting to $221,544 and $0, respectively, related to the accretion of the debt discount. Interest expense, including accretion of debt discount, amounted to $222,834 and $0 for the nine months ended September 30, 2013 and 2012 respectively. Unamortized debt discount amounted to $625,000 at September 30, 2013 and $0 at December 31, 2012, respectively. The effective interest rate on these notes was 178% per annum for the nine months ended September 30, 2013.
	125,000	--

8)  Unsecured convertible promissory note amounting to $213,293 with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of: 1) December 31, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock, at which time the note will mandatorily convert into shares of the Company’s common stock. The promissory note is convertible into 146,091 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory note. The intrinsic value of the embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $93,498 and was recorded as debt discount. During the nine months ended September 30, 2013 and 2012, the Company incurred interest expense amounting to $14,582 and $0, respectively, related to the accretion of the debt discount. Interest expense, including accretion of debt discount, amounted to $14,683 and $0 for the nine months ended September 30, 2013 and 2012, respectively. Unamortized debt discount amounted to $78,916 and $0 at September 30, 2013 and December 31, 2012, respectively. Effective interest rate was 146% per annum for the nine months ended September 30, 2013.
	134,377	--
	5,877,371	2,445,836

Less convertible debt, net of debt discount of $1,420,470 at September 30, 2013 and $3,828,711 at December 31, 2012	4,684,681	1,313,146
Long term debt(1)	$1,192,690	$1,132,690

(1) All of the notes except the Texas Emerging Technology Fund note are convertible into shares of the Company’s common stock.

Amortization expense on the unamortized debt discount of $1,420,470 at September 30, 2013 will be $982,970 and $437,500 during the years ending December 31, 2013 and 2014, respectively. Maturities of the long-term debt over the succeeding year and thereafter is $5,355,151 (2013), $750,000 (2014) and $1,192,690 (thereafter).

Note 8 – Warranty Reserve

The changes in warranty reserve, included in accrued expenses, were as follows:
September 30,
2013
(unaudited)
Balance, January 1, 2013	$103,129
Provisions for warranty and beta replacements	30,712
Warranty payments or beta replacements	(23,042)
Balance, September 30, 2013	$110,799

Note 9 – Common and Preferred Stock

All shares of common and preferred stock have a par value of $0.001. Each holder of common stock is entitled to one vote per share outstanding. Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted on the record date. As of September 30, 2013 and December 31, 2012, there were no outstanding shares of preferred stock.

Common Stock

During the nine months ended September 30, 2013, the Company recognized an award of 59,235 shares of its common stock for services performed by directors and recorded $124,393 in expense for compensation for the shares to be issued. The shares have not been issued and are excluded from the weighted average total shares outstanding. The fair value of common stock to be issued in connection with services rendered was determined to be $124,393, based upon the evaluation of fair value made by the Board of Directors, which utilized the Company’s best estimate of the expected share price for its planned initial public offering.

Note 10 – Stock Option Plan

On May 17, 2013, the Company adopted the 2013 Equity Incentive Plan (the “Plan”) and reserved 1,161,767 shares of common stock for issuance under the Plan, including stock options, stock award and stock bonus. The maximum number of shares that may be granted under the Plan will be increased effective the first day of each of the Company’s fiscal quarters provided that the number of shares that may be granted under the Plan do not exceed 2,000,000 shares. The Plan is administered by the Company’s board of directors. The persons eligible to participate in the Plan are employees, non-employee members of the board of directors, consultants and other independent advisors who provide services to the Company. Options issued under the Plan may have a term of up to ten years and may have variable vesting.

The following presents a summary of activity under the Company’s stock option plan for the nine months ended September 30, 2013 (unaudited):

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Outstanding at January 1, 2013	376,455	$1.141	7.1
Granted	825,756	2.100	9.8
Exercised	-	-	-
Forfeited/Expired/Exchanged	-	-	-
Outstanding at September 30, 2013	1,202,211	$1.800	9.0
Exercisable at September 30, 2013	365,730	$1.067	7.3

On July 19, 2013, the Company granted 825,756 stock options to various employees to purchase shares of common stock at an exercise price that is intended to equal fair value, which the Company has determined is best indicated by the public offering price of $2.10 in the Company’s initial public offering.  The options vest over a period of 2.5 years commencing from the date of grant.  The options were valued at $1,255,000 using the Black-Scholes option pricing model.  For the nine months ended September 30, 2013, the Company recognized compensation cost of $102,778 related to these option grants.  The assumptions used in the Black-Scholes valuation model for these grants are as follows:

Grant price	$2.10
Risk-free interest rate	1.46% to 1.53%
Expected life	5.58 years to 5.75 years
Expected volatility	90.0%
Expected dividend yield	0.0%

The following table sets forth additional information about stock options outstanding at September 30, 2013 (unaudited):

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable
		(in years)
$0.04 - $0.99	94,650	7.9	$0.149	94,650
$1.00 - $1.99	236,650	6.9	1.248	236,650
$2.00 - $2.66	870,911	9.7	$2.129	34,430
	1,202,211			365,730

The estimated aggregate pretax intrinsic value (the difference between the Company’s estimated stock price on the last day of the nine months ended September 30, 2013 and the exercise price, multiplied by the number of in-the-money options) is approximately $386,000. This amount changes based on the fair value of the Company’s stock.

As of September 30, 2013, there was approximately $1,182,206 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.3 years.

Note 11 – Warrants

A summary of the Company’s warrant activity and related information for the nine months ended September 30, 2013 is as follows: (unaudited)

	Warrants	Weighted Average Exercise Price
Outstanding at January 1, 2013	2,809,483	$1.52
Granted	256,849	1.46
Exercised	-	-
Forfeited/Expired	-	-
Outstanding at September 30, 2013	3,066,332	$1.48

Note 12 – Commitments

Lease

The Company leases its facility in Spicewood, Texas under a non-cancelable operating lease expiring on May 31, 2014. Rent expense incurred for the nine months ended September 30, 2013 and 2012 amounted to $28,643 and $25,886, respectively.

Future estimated lease payments are approximately $10,000 (2013) and $16,000 (2014).

Employment Agreements

The Company has entered into employment agreements with executive management personnel that provides for severance payments upon termination without cause. Consequently, if the Company had released executive management personnel without cause or due to a change in control, as defined in the employment agreements, the severance expense due would be a minimum six months of salary of approximately $300,000, or the amount of compensation for the remaining term of their employment contract, whichever is higher, plus any pro-rated bonuses and vacation days earned.

The following table summarizes the Company’s minimum obligation in the event of no early termination under the employment agreements:

Year	Amount

2013	$150,000
2014	486,000
2015	150,000
$786,000

Effective October 25, 2013, the employment agreement of one member of executive management was terminated. See Note 17.

Note 13 – Consulting Services

During the nine months ended September 30, 2013 and 2012, the Company incurred $64,239 and $27,173, respectively, on consulting services rendered by and fixed asset purchases from a company which is owned by one of the major stockholders of the Company, who from May 2007 to November 2012 was also a director of the Company.

Note 14 – Retirement Plan

The Company has adopted a defined contribution plan covering all of its employees. Under the plan, the Company contributions are discretionary. The Company did not make any discretionary contributions during the nine months ended September 30, 2013 and 2012.

Note 15 - Unaudited Pro Forma Stockholders' Deficit

The Company has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with a proposed offering of its securities. If the offering contemplated by the registration statement is consummated and the Company raises sufficient equity to meet the listing requirements of the NASDAQ Capital Market, the board of directors has been authorized by the Company's stockholders to effect a reverse stock split of its common stock after the effectiveness of the registration statement and prior to the closing of the offering. The unaudited proforma stockholders' deficit as of September 30, 2013 gives effect to the assumed 1-for-2.381 reverse stock split (see Note 16).

Since the 1-for-2.381 reverse stock split is to be effected after the effectiveness of the registration statement, the historical share information included in the accompanying interim condensed financial statements and notes hereto does not assume the 1-for-2.381 reverse stock split, and accordingly has not been adjusted.

Note 16 – Reverse Stock Split

On June 13, 2013, the Company’s Board of Directors, and on July 5, 2013, stockholders holding a majority of the Company’s outstanding voting power, approved resolutions authorizing the Board of Directors to effect a reverse split of the Company’s common stock at an exchange ratio of between one-for-two and one-for-ten, with the Board of Directors retaining the discretion as to whether to implement the reverse split and which exchange ratio to implement. The reverse stock split is intended to allow the Company to meet the minimum share price requirement of The Nasdaq Capital Market. During August 2013, the Board of Directors determined that, following the effectiveness of the registration statement and prior to the closing of the offering, the Board of Directors will effect the reverse stock split at a ratio of one share for each 2.381 shares.

Note 17 – Subsequent Events

Changes to Secured Convertible Promissory Notes

On October 25, 2013, the maturity date of the Company’s $4 million in secured convertible promissory notes (the “Secured Notes”) was extended from November 21, 2013 to January 6, 2014 without consideration to the holders of the Secured Notes.  The extension of the maturity date of the Secured Notes resulted in a change to the date that the warrants issued with the Secured Notes become exercisable.  The change in maturity date of the Secured Notes did not have an impact on the Company’s financial statements at, and for the nine months ended September 30, 2013.

Termination of Employment Agreement

Effective October 25, 2013, the employment agreement for one member of executive management was terminated. The related separation agreement included a severance of $87,500, accrued but unpaid wages of $58,835 and paid time-off of $9,019. These amounts will be paid in the fourth quarter of 2013. The separation agreement also includes the grant of an option to purchase 85,992 shares of common stock which may be exercised for a period of 12 months following the first anniversary of the consummation of the Company’s initial public offering.  Of the 85,992 shares of common stock covered by the option agreement, 70,000 may be purchased at a per share price of $2.10 and 15,992 may be purchased at a per share price of $2.66. Options to purchase 150,000 shares of common stock previously granted to the executive were forfeited at the time of separation.  Options to purchase 45,155 shares of common stock previously granted to the executive will be forfeited at the time his separation agreement becomes irrevocable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Ideal Power Inc.

We have audited the accompanying balance sheets of Ideal Power Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the financial statements, the Company is subject to the risks and uncertainties associated with a new business and has incurred significant losses from operations since inception. The Company’s operations are dependent upon it raising additional funds through an equity offering or debt financing. The Company is also obligated to pay or convert $5,142,000 in promissory notes due in November and December 2013. The Company has no committed sources of capital and is not certain whether additional financing will be available when needed on terms that are acceptable, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Gumbiner Savett Inc.

July 16, 2013, except for Notes 17 and 18 as to which the date is August 2, 2013
Santa Monica, California

IDEAL POWER INC.
Balance Sheets
	December 31,			Pro Forma Stockholders' Deficit as of December 31, 2012 (unaudited)
	2012	2011		(Note 17)
ASSETS
Current assets:
Cash and cash equivalents	$1,972,301	$100,675	$
Certificate of deposit	-	20,000
Accounts receivable, net	485,674	103,360
Inventories, net	217,867	130,018
Prepayments and other current assets	28,468	-
Total current assets	2,704,310	354,053

Property and equipment, net	27,903	72,425

Patents, net	474,790	153,375

Total Assets	$3,207,003	$579,853	$

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Revolving line of credit	$-	$20,000	$
Current portion of long-term debt, net of debt discount of $3,828,711 at December 31, 2012	1,313,146	-
Accounts payable	684,558	248,666
Accrued expenses	178,003	146,824
Total current liabilities	2,175,707	415,490

Long-term debt, net of debt discount of $0 and $77,430 at December 31, 2012 and 2011, respectively	1,132,690	1,335,260

Commitments

Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized; 3,524,505 and 3,460,091 shares issued and outstanding at December 31, 2012 and 2011, respectively	3,525	3,460		1,480
Additional paid-in capital	7,098,252	1,381,595		7,100,297
Treasury stock	(2,657)	(2,657)		(2,657)
Accumulated deficit	(7,200,514)	(2,553,295)		(7,200,514)
Total stockholders’ deficit	(101,394)	(1,170,897)		(101,394)
Total Liabilities and Stockholders’ Deficit	$3,207,003	$579,853	$

The accompanying notes are an integral part of these financial statements.

IDEAL POWER INC.
Statements of Operations

	For the Year Ended December 31,
	2012	2011
Revenues:
Products and services	$319,550	$814,190
Royalties	100,000	20,000
Grants	707,357	26,581
Total revenue	1,126,907	860,771

Cost of revenues
Products and services	247,687	757,393
Grant research and development costs	709,954	-
Total cost of revenue	957,641	757,393

Gross profit	169,266	103,378

Operating expenses:
General and administrative	1,916,911	633,348
Research and development	1,127,192	914,851
Sales and marketing	163,470	67,861
Total operating expenses	3,207,573	1,616,060

Loss from operations	(3,038,307)	(1,512,682)

Interest expense, net (including amortization of debt discount of $1,472,904 and $176,984 for the years ended December 31, 2012 and 2011, respectively)	1,608,912	238,257

Net loss	$(4,647,219)	$(1,750,939)

Net loss per share – basic and fully diluted	$(1.33)	$(0.53)

Weighted average number of shares outstanding – basic and fully diluted	3,489,963	3,282,520

The accompanying notes are an integral part of these financial statements.

IDEAL POWER INC.
Statement of Stockholders’ Deficit
For the Years Ended December 31, 2012 and 2011

								Total
	Common Stock		Preferred Stock		Additional			Stockholders’
	Shares	Amount	Shares	Amount	Paid-In Capital	Treasury Stock	Accumulated Deficit	Equity (Deficit)
Balances at December 31, 2010	3,223,457	$3,223	122,175	$122	$821,126	$-	$(802,356)	$22,115
Issuance of common stock	70,741	71	-	-	187,931	-	-	188,002
Issuance of common stock for services	44,718	45	-	-	118,795	-	-	118,840
Conversion of Series Seed Preferred stock to common stock	122,175	122	(122,175)	(122)	-	-	-	-
Issuance of warrants in connection with debt	-	-	-	-	199,104	-	-	199,104
Stock-based compensation	-	-	-	-	54,639	-	-	54,639
Repurchase of common stock	(1,000)	(1)	-	-	-	(2,657)	-	(2,658)
Net loss for the year ended December 31, 2011	-	-	-	-	-	-	(1,750,939)	(1,750,939)
Balances at December 31, 2011	3,460,091	3,460	-	-	1,381,595	(2,657)	(2,553,295)	(1,170,897)
Issuance of common stock	19,568	20	-	-	51,980	-	-	52,000
Issuance of common stock for services	44,846	45	-	-	78,949	-	-	78,994
Fair value of warrants issued in connection with promissory notes	-	-	-	-	3,088,944	-	-	3,088,944
Beneficial conversion feature – convertible promissory notes	-	-	-	-	1,761,241	-	-	1,761,241
Fair value of warrants issued in connection with consulting services	-	-	-	-	670,947	-	-	670,947
Stock-based compensation in	-	-	-	-	64,596	-	-	64,596
Net loss for the year ended December 31, 2012	-	-	-	-	-	-	(4,647,219)	(4,647,219)
Balances at December 31, 2012	3,524,505	$3,525	-	$-	$7,098,252	$(2,657)	$(7,200,514)	$(101,394)

The accompanying notes are an integral part of these financial statements.

IDEAL POWER INC.
Statements of Cash Flows
	For the Year Ended December 31,
	2012	2011
Cash flows from operating activities:
Net loss	$(4,647,219)	$(1,750,939)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	52,139	40,859
Stock-based compensation	64,596	54,639
Issuance of common stock for services	78,994	118,840
Amortization of debt discount	1,472,904	176,984
Issuance of note payable in connection with services	86,707	-
Fair value of warrants issued for consulting services	670,947	-
Increase in operating assets:
Accounts receivable	(382,314)	(103,360)
Inventories	(87,849)	(130,018)
Prepaid expenses	(27,468)	-
Increase in operating liabilities:
Accounts payable	435,892	101,077
Accrued expenses	31,182	136,275
Net cash used in operating activities	(2,251,489)	(1,355,643)

Cash flows from investing activities:
Purchase of property and equipment	(5,961)	(74,381)
Acquisition of patents	(323,074)	(56,430)
Certificate of deposit	20,000	(20,000)
Net cash used in investing activities	(309,035)	(150,811)

Cash flows from financing activities:
(Repayment) borrowings on line of credit	(20,000)	20,000
Borrowings on notes payable, net of debt raising costs	4,400,150	1,158,032
Proceeds from issuance of common stock	52,000	188,002
Repurchase of common stock	-	(2,658)
Net cash provided by financing activities	4,432,150	1,363,376

Net increase (decrease) in cash and cash equivalents	1,871,626	(143,078)
Cash and cash equivalents at beginning of year	100,675	243,753
Cash and cash equivalents at end of year	$1,972,301	$100,675

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$212	$4,152
		(Continued)

The accompanying notes are an integral part of these financial statements.

IDEAL POWER INC.
Statements of Cash Flows (Continued)

Non cash activities for the year ended December 31, 2012:

The Company issued 2,110,897 warrants valued at $3,088,944 in connection with notes payable.

The Company recorded $1,761,241 as additional paid-in capital in connection with the beneficial conversion feature of convertible promissory notes.

Non cash activities for the year ended December 31, 2011:

The Company issued 101,626 warrants valued at $199,104 in connection with a note payable.

The accompanying notes are an integral part of these financial statements.

Ideal Power Inc.
Notes to Financial Statements

Note 1 – Organization and Description of Business

Ideal Power Inc. (the “Company”) was incorporated in Texas on May 17, 2007 under the name Ideal Power Converters, Inc. The Company changed its name to Ideal Power Inc. on July 8, 2013 and re-incorporated in Delaware on July 15, 2013. With headquarters in Austin, Texas, it develops power converter solutions for photovoltaic generation, grid-storage and electric vehicle charging. The principal products of the Company are photovoltaic inverters and battery converters. The Company is developing technology to build electric vehicle chargers, wind converters and variable frequency drives. The Company also renders services to customers for developing a technological platform similar to that of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (US GAAP) which contemplate continuation of the Company as a going concern. However, the Company is subject to the risks and uncertainties associated with a new business and has incurred significant losses from operations since inception. The Company’s operations are dependent upon it raising additional funds through private offering of its stock or debt financing. The Company is obligated to pay or convert $5,142,000 in promissory notes due in 2013. The Company has no committed sources of capital and is not certain whether additional financing will be available when needed on terms that are acceptable, if at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that could result from the outcome of this uncertainty. The report from the Company’s independent registered public accounting firm states that there is substantial doubt about the Company’s ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers or interest on past due amounts. Management estimates the allowance for doubtful accounts based on review and analysis of specific customer balances that may not be collectible and how recently payments have been received. Accounts are considered for write-off when they become past due and when it is determined that the probability of collection is remote. There was no allowance for doubtful accounts at December 31, 2012 and 2011.

Inventories

Inventories are stated at the lower of cost (first in, first out method) or market value. Inventory quantities on hand are reviewed regularly and a write-down for excess and obsolete inventory is recorded based primarily on an estimated forecast of product demand, market conditions and anticipated production requirements in the near future. There was no reserve for excess and obsolete inventory at December 31, 2012 and 2011.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and amortization. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed. Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the shorter of the life of the asset or the related leases. Estimated useful lives of the principal classes of assets are as follows:

Leasehold improvements	2 years
Machinery and equipment	5 years
Furniture, fixtures and computers	3-5 years

Patents

Patents are recorded at cost. Once the patents are awarded the amortization is computed using the straight-line method over the estimated useful lives of the patents of 20 years commencing from the date of filing of patents.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. Management has determined that there was no impairment in the value of long-lived assets during the years ended December 31, 2012 and 2011.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether or not the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, certificate of deposit, notes payable, line of credit and accounts payable. As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheets. This is primarily attributed to the short maturities of these instruments. The Company did not identify any other non-recurring assets and liabilities that are required to be presented in the balance sheets at fair value.

Convertible Promissory Notes and Warrants

The warrants and embedded conversion feature of convertible promissory notes are classified as equity under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-40 “Derivatives and Hedging – Contracts in Entity’s Own Equity”. The Company allocates the proceeds of the convertible promissory notes between convertible promissory notes and the financial instruments related to warrants associated with convertible promissory notes based on their relative fair values at the commitment date. The fair value of the financial instruments related to warrants associated with convertible promissory notes is determined utilizing the Black-Scholes option pricing model and the respective allocated proceeds to the warrants is recorded in additional paid-in capital. The Company utilized the Black-Scholes option valuation model using the same valuation assumptions as described herein for Stock Based Compensation. The embedded beneficial conversion feature associated with convertible promissory notes is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital in accordance with ASC Topic 470-20 “Debt – Debt with Conversion and Other Options”.

The portion of debt discount resulting from the allocation of proceeds to the financial instruments related to warrants associated with convertible promissory notes is being amortized over the life of the convertible promissory notes. For the portion of debt discount resulting from the allocation of proceeds to the beneficial conversion feature, it is amortized over the term of the notes from the respective dates of issuance.

Revenue Recognition

Revenue from product sales is recognized when the risks of loss and title pass to the customer, as specified in (1) the respective sales agreements and (2) other revenue recognition criteria as prescribed by Staff Accounting Bulletin (“SAB”) No. 101 (SAB 101), “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition”. The Company generally sells its products FOB shipping and recognizes revenue when products are shipped. Revenue from service contracts is recognized using the completed-performance or proportional-performance method depending on the terms of the service agreement. When there are acceptance provisions based on customer-specified subjective criteria, the completed-performance method is used. For contracts where the services performed in the last series of acts is very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed. Once customer acceptance has been received, or the last significant act is performed, revenue is recognized. The Company uses the proportional-performance method when a service contract specifies a number of acts to be performed and the Company has the ability to determine the pattern and related value in which service is provided to the customer.

The Company receives payments from government entities in the form of government grants. Government grants are agreements that generally provide the Company with cost reimbursement for certain type of research and development activities over a contractually defined period. Revenues from government grants are recognized in the period during which the Company incurs the related costs, provided that the Company has incurred the cost in accordance with the specifications and work plans determined between the Company and the government entity. Costs incurred related to the grants are recorded as grant research and development costs. Government grants amounted to $707,357 and $26,581 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, grants receivable amounted to $348,647 and were included in accounts receivable. At December 31, 2011, there were no grants receivable.

Royalty income is recognized as earned based on the terms of the contractual agreements and has no direct costs.

Product Warranties

The Company provides a ten year manufacturer’s warranty covering product defects. Accruals for product warranties are estimated based upon historical warranty experience and are recorded in cost of sales at the time revenue is recognized in order to match revenues with related expenses. The Company assesses the adequacy of its warranty liability quarterly and adjusts the reserve, included in accrued expenses, as necessary.

Research and Development

Grant research and development are costs incurred solely related to grant revenues, and are classified as a line item under cost of revenues.

Other research and development costs are presented as a line item under operating expenses and are expensed as incurred. Total research and development costs incurred during the years ended December 31, 2012 and 2011 amounted to $1,837,146 and $914,851, respectively, of which $709,954 and $0, respectively, was included in cost of revenues.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. At December 31, 2012 and 2011, the Company has established a full reserve against all deferred tax assets.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Net Loss Per Share

The Company applies FASB ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods for which no common share equivalents are included because their effect would be anti-dilutive.

Stock Based Compensation

The Company applies FASB ASC 718, “Stock Compensation,” when recording stock based compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The assumptions used in the Black-Scholes valuation model are as follows:

Grant Price - The grant price of the issuances are determined based on the estimated based on the estimated fair value of the shares at the date of grant. In the case of grant prices during the last 12 months, they were based on the expected IPO price at the date of grant. The grant prices used were approximately equal to the IPO price.

Risk-free interest rate - The risk free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant.

Expected lives - As permitted by SAB 107, due to the Company's insufficient history of option activity, the management utilizes the simplified approach to estimate the options expected term, which represents the period of time that options granted are expected to be outstanding.

Expected volatility - is determined based on management's estimate or historical volatilities of comparable companies.

Expected dividend yield - is based on current yield at the grant date or the average dividend yield over the historical period. The Company has never declared or paid dividends and has no plans to do so in the forseeable future.

The Company accounts for stock issued to non-employees in accordance with the provisions of FASB ASC 505-50 “Equity Based Payments to Non-Employees.” FASB ASC 505-50 states that equity instruments that are issued in exchange for the receipt of goods or services should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b) absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date).

Presentation of sales taxes

Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects that sales tax from customers and remits the entire amount to the states. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenues and cost of revenues.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, accounts payable and short term debt. The Company maintains its cash with a major financial institution located in the United States. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Periodically throughout the year, the Company maintains balances in excess of federally insured limits. The Company encounters a certain amount of risk as a result of a concentration of revenue from a few significant customers. Credit is extended to customers based on an evaluation of their financial condition. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and records an allowance for potential bad debts based on available information. The Company had two customers that accounted for 75% and 85% of net revenue for the years ended December 31, 2012 and 2011, respectively. The loss of one of these customers could cause an adverse effect on the Company’s operations. The Company had an accounts receivable balance from one customer that accounted for 72% and 100% of total accounts receivable at December 31, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if adopted, will have a material effect on the financial statements.

Note 3 - Inventories

Inventories consisted of the following:
	December 31,
	2012	2011
Raw materials	$144,842	$130,018
Finished goods	73,025	-
	$217,867	$130,018

Note 4 – Prepayment and Other Current Assets

At December 31, 2012, prepayment and other current assets consisted of the following:

Prepaid insurance	$22,186
Prepaid subscription	4,282
Others	2,000
$28,468

Note 5 – Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2012	2011
Machinery and Equipment	$19,670	$19,670
Building leasehold improvements	46,850	46,850
Furniture, fixtures and computers	58,379	52,422
	124,899	118,942
Accumulated depreciation and amortization	(96,996)	(46,517)
	$27,903	$72,425

Note 6 – Patents

Patents consisted of the following:

	December 31,
	2012	2011
Patents	$479,256	$156,182
Accumulated amortization	(4,466)	(2,807)
	$474,790	$153,375

Amortization expense related to patents amounted to $1,659 and $1,443 for the years ended December 31, 2012 and 2011, respectively. Estimated amortization expense for the succeeding five years and thereafter is $ 2,700(2013); $2,700 (2014); $2,700 (2015); $2,700 (2016); $2,700 (2017); and $35,000 (thereafter).

At December 31, 2012 and 2011, the Company had capitalized approximately $426,000 and $127,000, respectively, for costs related to patents that have not been awarded.

Note 7 – Line of Credit

The Company had a credit agreement with a bank under which it could borrow up to $20,000 through March 16, 2012. Borrowings under the credit agreement were collateralized by a certificate of deposit of equal amount and guaranteed by officers of the Company. Interest was payable at a rate of 2.75% per annum. Amount outstanding under this credit agreement amounted to $20,000 at December 31, 2011, and was repaid in April 2012.

Note 8 – Long-term Debt
December 31,
2012	2011
1)   The Company entered into the Texas Emerging Technology Fund (the “ETF”) Award and Security Agreement (the “Agreement”) with the State of Texas (the “State”) on October 1, 2010 subsequently amended on May 20, 2011 and April 16, 2013. Under the Agreement, the Company received an initial award totaling $250,000 during the year ended December 31, 2010 and received an additional award totaling $750,000 during the year ended December 31, 2011 (collectively, the “Promissory Note”). The proceeds from the award must be used to expedite commercialization intended to increase high-quality jobs in Texas through expenditures on working capital or development or acquisition of capital assets used to produce income and in meeting the Company’s goal of introducing a 30KW solar inverter to the market. The Company is also required to meet certain milestones by specific dates, use Texas-based suppliers and establish a substantial percentage of its commercialization and manufacturing activities in Texas. The awards are collateralized by all owned or acquired assets of the Company. The ETF in a subordination agreement dated August 30, 2012, agreed to subordinate the Promissory Note to secured convertible promissory notes to be issued by the Company of up to $5,000,000. At December 31, 2012 the Company had secured convertible promissory notes aggregating $4,000,000. See 4) and 5) below.

        The Promissory Note accrues interest at an annual rate of 8% and could be repaid at the option of the Company after April 1, 2012. The Promissory Note will be cancelled and the debt, including accrued interest, will be forgiven upon the earlier of: 1) October 1, 2020 or 2) the date the ETF receives a return of cash or public securities equal to the proceeds from the Promissory Note plus accrued interest in connection with a qualifying liquidation event, as defined in the agreement. Upon note repayment or forgiveness, the agreement will terminate and the Company will be released from all obligations under the Agreement.

        In connection with the Promissory Note, in October 2010 and July 2011, the Company issued warrants to purchase 33,875 and 101,626 shares of the Company’s common stock, respectively. The fair value of the warrants was determined to be $66,372 and $199,104, respectively, and was recorded as debt discount. During the years ended December 31, 2012 and 2011, the Company incurred interest expense amounting to $77,430 and $176,984 related to the accretion of the debt discount. Interest on the Promissory Note, including accretion of debt discount, amounted to $157,430 and $225,017 for the years ended December 31, 2012 and 2011, respectively. Unamortized debt discount amounted to $0 and $77,430 at December 31, 2012 and 2011, respectively. Effective interest rate on this Promissory Note was 16% and 36% per annum for the years ended December 31, 2012 and 2011, respectively. Accrued interest amounted to $132,690 and $52,690 at December 31, 2012 and 2011, respectively, and is included in the outstanding amount of Promissory Note.
$1,132,690	$975,260

2)   Unsecured convertible promissory notes with principal and interest due at maturity at 6% per annum, subordinate to the line of credit, and maturing on the earlier of: 1) December 31, 2013, or 2) closing of initial public offering of the Company’s common stock in which the Company raises at least $10million, or 3) closing of qualified financing, as defined in the promissory notes, or 4) occurrence of event of default, as defined in the promissory notes . The promissory notes are convertible into 172,249 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The embedded beneficial conversion feature associated with these convertible promissory notes had no intrinsic value. Of the total amount outstanding, $40,000 was due to an officer of the Company at December 31, 2012 and 2011, respectively. Interest on these notes amounted to $21,600 and $9,146 for the years ended December 31, 2012 and 2011, respectively.
360,000	360,000

3)   Unsecured convertible promissory notes aggregating $695,150 with principal and interest due at maturity at 6% per annum and maturing on the earlier of : 1) December 31, 2013 , or 2) closing of initial public offering of the Company’s common stock in which the Company raises at least $10 million, or 3) closing of qualified financing, as defined in the promissory notes, or 4) occurrence of event of default, as defined in the promissory notes .Of the total amount outstanding, $389,575 was due to an officer, employee and directors of the Company. The promissory notes are convertible into 332,608 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The embedded beneficial conversion feature associated with these convertible promissory notes had no intrinsic value.

        In connection with these promissory notes, the Company issued warrants to purchase 261,581 shares of the Company’s common stock. The fair value of the warrants was determined to be $419,840 and was recorded as debt discount. During the year ended December 31, 2012, the Company incurred interest expense amounting to $157,711 related to the accretion of the debt discount. Interest on these promissory notes, including accretion of debt discount, amounted to $185,874 for the year ended December 31, 2012. Unamortized debt discount amounted to $262,129 at December 31, 2012. Effective interest rate on these notes was 35% per annum for the year ended December 31, 2012.
433,021	-

4)   Convertible promissory notes aggregating $750,000 secured by substantially all assets of the Company with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of : 1) November 21, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock. Of the total amount outstanding, $100,000 was due to one of the directors of the Company. The promissory notes are convertible into 512,645 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The intrinsic value of embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $321,429 and was recorded as debt discount.

       In connection with these promissory notes, the Company issued warrants to purchase 513,699 shares of the Company’s common stock. The fair value of the warrants was determined to be $749,846 and was recorded as debt discount.

       During the year ended December 31, 2012, the Company incurred interest expense amounting to $521,275 related to the accretion of the debt discount. Interest on these promissory notes, including accretion of debt discount, amounted to $523,796 for the year ended December 31, 2012. Unamortized debt discount amounted to $550,000 at December 31, 2012. Effective interest rate on these notes was 210% per annum for the year ended December 31, 2012.
200,000	-

5)   Convertible promissory notes aggregating $3,250,000 secured by substantially all assets of the Company with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of : 1) November 21, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock. Of the total amount outstanding, $200,000 was due to two directors of the Company. The promissory notes are convertible into 2,226,027 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory notes. The intrinsic value of the embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $1,402,397 and was recorded as debt discount.

        In connection with these promissory notes, the Company issued warrants to purchase 1,113,014 shares of the Company’s common stock. The fair value of the warrants was determined to be $1,625,890 and was recorded as debt discount.

       In connection with these promissory notes the Company issued underwriter warrants to purchase 222,603 shares of the Company’s common stock. The fair value of the warrants was determined to be $292,368 and was recorded as debt discount. The Company also incurred debt raising cost of $375,000 in connection with these promissory notes which has been recorded as debt discount.

       During the year ended December 31, 2012, the Company incurred interest expense amounting to $716,488 related to the accretion of the debt discount. Interest expense on these promissory notes, including accretion of debt discount, amounted to $720,099 for the year ended December 31, 2012. Unamortized debt discount amounted to $2,979,167 at December 31, 2012. The effective interest rate on these notes was 133% per annum for the year ended December 31, 2012
	270,833	-

6)   Unsecured convertible promissory note amounting to $86,707 with principal and interest due at maturity at the higher of: a) 1% per annum or b) at the lowest rate that may accrue without causing the imputation of interest under the Internal Revenue Code, and maturing on the earlier of: 1) December 31, 2013, 2) event of default, as defined in the agreement, or 3) the closing of an initial public offering of the Company’s common stock. The promissory note is convertible into 59,388 shares of the Company’s common stock at the option of the note holder upon occurrence of certain events, as defined in the promissory note. The intrinsic value of embedded beneficial conversion feature associated with these convertible promissory notes was determined to be $37,415 and was recorded as debt discount. Unamortized debt discount amounted to $37,415 at December 31, 2012.
	49,292	-
	2,445,836	1,335,260
Less current portion of long-term debt, net of debt discount of $3,828,711 at December 31, 2012	1,313,146	-
Long-term debt, net of debt discount of $0 and $77,430 at December 31, 2012 and 2011, respectively	$1,132,690	$1,335,260

Maturities of the long-term debt over the succeeding year and thereafter is approximately $5,142,000 (2013); and $1,133,000 (thereafter). The unamortized debt discount of $3,828,711 at December 31, 2012 will be amortized during the year ended December 31, 2013.

Note 9 – Warranty Reserve

The changes in warranty reserve, included in accrued expenses, were as follows:

	2012	2011
Balance, beginning of the year	$123,979	$-
Provisions for warranty and beta replacements	18,900	123,979
Warranty payments or beta replacements	(39,750)	-
Balance, end of the year	$103,129	$123,979

Note 10 – Common and Preferred Stock

All shares of common and preferred stock have a par value of $0.001. Each holder of common stock is entitled to one vote per share outstanding. Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted on the record date. As of December 31, 2012 and 2011, there were no outstanding shares of preferred stock.

Common Stock

During the year ended December 31, 2012, stockholders’ equity activity consisted of the following common stock transactions: (1) the issuance to investors in a private placement, in consideration of $52,000, of an aggregate of 19,568 shares of the Company’s common stock, (2) the issuance of an aggregate 44,846 shares of the Company’s common stock with a fair value of $78,994 for services, (3) the issuance of 2,110,897 warrants with a value of $3,088,944 in connection with debt, (4) the issuance of 477,135 warrants with a fair value of $670,947 in connection with consulting services.

During the year ended December 31, 2011, stockholders’ equity activity consisted of the following common stock transactions: (1) the issuance to investors in private placement, in consideration of $188,002, of an aggregate 70,741 shares, including 9,783 shares to an executive employee, of the Company’s common stock (2) the issuance of an aggregate 44,718 shares, including 13,170 shares to an executive employee, of the Company’s common stock with a fair value of $118,840 for services, (3) the issuance of 101,626 warrants with a fair value of $199,104 in connection with debt, (4) repurchase of 1,000 shares of the Company’s common stock for $2,658.

Preferred Stock

During the year ended December 31, 2011, the Company converted 122,175 shares of Series Seed Preferred stock into an equal number of shares of the Company’s common stock.

Note 11 – Stock Option Plan

In 2011, the Company adopted the 2011 Stock Option/Stock Issuance Plan (the “Plan”) and reserved 371,000 shares of common stock for issuance under the Plan. The Plan is administered by the Company’s board of directors and is divided into two separate equity programs: 1) the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock, and (ii) the Stock Issuance Program, under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company. The persons eligible to participate in the Plan are employees, non-employee members of the board of directors, consultants and other independent advisors who provide services to the Company. Options issued under the Plan may have a term of up to ten years and may have variable vesting.

During the year ended December 31, 2012, the Company did not grant any awards of common stock or options to purchase common stock from the Plan.

During the year ended December 31, 2011, the Company granted option awards to various employees for the purchase of 38,756 shares of common stock from the Plan at an exercise price of $2.658. The options were to vest over a period of 4 years commencing from the date of grant. The options were valued at approximately $83,000 using the Black-Scholes option pricing model. Pursuant to the terms of the Plan, if stockholder approval was not obtained within 12 months after the date of the board’s adoption of the Plan, then all options previously granted under the Plan would terminate and cease to be outstanding, and no further options could be granted and no shares could be issued under the Plan. The Plan was not approved by the Company’s stockholders on or before November 5, 2012 and the option grants terminated on that date.

Awards Granted Outside the Plan

During the year ended December 31, 2012, the Company granted 45,155 stock options to purchase shares of common stock at an exercise price of $2.658 to an executive employee. The options vest over a period of 4 years commencing from the date of grant. As permitted by SAB 107, due to the Company’s insufficient history of option activity, management utilized the simplified approach to estimate the options expected term, which represents the period of time that options granted are expected to be outstanding. The risk free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant. The Company has never declared or paid dividends and has no plans to do so in the foreseeable future. The options were valued at approximately $85,000 using the Black-Scholes option pricing model. Amount of approximately $12,400 relating to these options was charged to expense during the year ended December 31, 2012.

The assumptions used in the Black-Scholes model are as follows:

	For the year ended December 31,
	2012	2011
Risk-free interest rate	1.41%	1.41%
Expected dividend yield	0%	0%
Expected lives	5.25 years	9 years
Expected volatility	90%	90%

A summary of the Company’s stock option activity and related information is as follows:

	2012			2011
	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Outstanding at January 1	370,056	$1.115	8.9	331,300	$0.934	9.9
Granted	45,155	2.658		38,756	2.658
Exercised	-	-		-	-
Forfeited/Expired/Exchanged	(38,756)	2.658		-	-
Outstanding at December 31	376,455	$1.141	7.8	370,056	$1.115	8.9
Exercisable at December 31	326,570	$0.958	8.0	279,095	$0.884	9.0

The following table sets forth additional information about stock options outstanding at December 31, 2012:
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Options Exercisable
$0.04 - $0.99	94,650	8.7	$0.1493	94,650
$1.00 - $1.99	236,650	7.6	$1.2480	225,335
$2.00- $2.66	45,155	7.4	$2.6575	6,585
	376,455			326,570

The estimated aggregate pretax intrinsic value (the difference between the Company’s estimated stock price on the last day of the year ended December 31, 2012 and the exercises price, multiplied by the number of in-the-money options) is approximately $373,000. This amount changes based on the fair value of the Company’s stock.

As of December 31, 2012, there was $79,371 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.4 years.

Note 12 – Warrants

During the year ended December 31, 2012, the Company issued 2,110,897 warrants to purchase shares of the Company’s common stock to various promissory note holders with exercise prices ranging from $0.001 to $2.658. The warrants vest through November 2013. The warrants were valued at approximately $3,089,000 using the Black-Scholes option pricing model. See Note 8.

During the year ended December 31, 2012, the Company issued 477,135 warrants to purchase shares of the Company’s common stock to a consultant in connection with consulting services. The warrants have an exercise price of $1.46. The warrants vested immediately. The warrants were valued at approximately $671,000 using the Black-Scholes option pricing model which was charged to expense during 2012.

During the year ended December 31, 2011, the Company issued 101,626 warrants to purchase shares of the Company’s common stock in connection with Promissory Note with an exercise price of $0.001. The warrants vested over a period of 9 months from the date of issuance. The warrants were valued at approximately $199,000 using the Black-Scholes option pricing model. See Note 8.

The assumptions used in the Black-Scholes model are as follows:

	For the year ended December 31,
	2012	2011
Risk-free interest rate	0.46% -0.69%	1.41%
Expected dividend yield	0%	0%
Expected lives	3.5 – 4 years	10 years
Expected volatility	90%	90%

A summary of the Company’s warrant activity and related information is as follows:

	2012		2011
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding at January 1	221,451	$0.00072	119,825	$0.00043
Granted	2,588,032	1.87	101,626	0.0010
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding at December 31	2,809,483	$1.52	221,451	$0.00072

Note 13 – Income Taxes

Income taxes are disproportionate to income due to net operating loss carryforwards, which are fully reserved. As of December 31, 2012, the Company has federal net operating loss carryforwards of approximately $5,313,000 which will begin to expire in 2031. Management has concluded that it is more likely than not that the Company will not have sufficient taxable income within the carryforward period permitted by current law to allow for the utilization of certain of the deductible amounts generating the deferred tax assets; therefore, a full valuation allowance has been established to reduce the net deferred tax assets to zero at December 31, 2012 and 2011.

The following is a summary of the significant components of the Company’s net deferred income tax assets and liabilities as of December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
Current deferred income tax assets:
Inventory – uniform capitalization	$18,000	$10,000
Less valuation allowance	(18,000)	(10,000)
	$-	$-
Non-current deferred income tax assets and (liabilities):
Net operating loss	$1,806,000	$675,000
Research and development credit	18,000	18,000
Warrant reserve	35,000	42,000
Depreciation and amortization	7,000	1,000
Other	(139,000)	(29,000)
Less valuation allowance	(1,727,000)	(707,000)
Net non-current deferred tax assets	$-	$-

The Company has applied the provisions of FASB ASC 740, “Income Tax” which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2012 and 2011, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in interest expense and operating expenses, respectively. As of December 31, 2012 and 2011, the Company has no accrued interest and penalties related to uncertain tax positions.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008. The Company currently is not under examination by any tax authority.

The reconciliation between the statutory income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2012		2011
Statutory federal income tax rate	(34	) %	(34	) %
Debt discount	12		4
Other	-		1
Valuation allowance	22		29
	-%		-%

Note 14 – Commitments

Lease

The Company leases its facility in Spicewood, Texas under a non-cancelable operating lease expiring on May 31, 2014. Rent expense incurred for the years ended December 31, 2012 and 2011 amounted to $34,932 and $31,833, respectively.

Future estimated lease payments are as follows:

Year ending December 31,
2013	$38,000
2014	16,000
$54,000

Employment Agreement

The Company has entered into an employment agreement, subsequently amended on May 8, 2013, with executive management personnel that provides for severance payments upon termination without cause. Consequently, if the Company had released executive management personnel without cause or due to a change in control, as defined in the employment agreement, the severance expense due would be a minimum six month salary of approximately $88,000, plus any pro-rated bonuses and vacation days earned.

Note 15 – Consulting Services

During the years ended December 31, 2112 and 2011, the Company incurred $50,069, and $75,823 respectively, on account of consulting services and fixed asset purchases from a company which is owned by one of the major shareholders of the company who from May 2007 to November 2012 was also a director of the Company.

Note 16 – Retirement Plan

The Company has adopted a defined contribution retirement plan covering all of its employees. Under the plan, the Company contributions are discretionary. The Company’s discretionary contributions amounted to $4,198 and $1,939 for the years ended December 31, 2012 and 2011, respectively.

Note 17 - Unaudited Pro Forma Stockholders' Deficit

The Company is in the process of filing a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with a proposed offering of its securities. If the offering contemplated by the registration statement is consummated and the Company raises sufficient equity to meet the listing requirements of the NASDAQ Capital Market, the board of directors has been authorized by the Company's stockholders to effect a reverse stock split of its common stock after the effectiveness of the registration statement and prior to the closing of the offering. The unaudited proforma stockholders' deficit as of December 31, 2012 gives effect to the assumed 1-for-2.381 reverse stock split (see Note 18).

Since the 1-for-2.381 reverse stock split is to be effected after the effectiveness of the registration statement, the historical share information included in the accompanying financial statements and notes hereto does not assume the 1-for-2.381 reverse stock split, and accordingly has not been adjusted.
Note 18 – Reverse Stock Split

On June 13, 2013, the Company’s Board of Directors, and on July 5, 2013, stockholders holding a majority of the Company’s outstanding voting power, approved resolutions authorizing the Board of Directors to effect a reverse split of the Company’s common stock at an exchange ratio of between one-for-two and one-for-ten, with the Board of Directors retaining the discretion as to whether to implement the reverse split and which exchange ratio to implement. The reverse stock split is intended to allow the Company to meet the minimum share price requirement of The Nasdaq Capital Market. During August 2013, the Board of Directors determined that, following the effectiveness of the registration statement and prior to the closing of the offering, the Board of Directors will effect the reverse stock split at a ratio of one share for each 2.381 shares.

Note 19 - Subsequent Events

Consulting Agreement

On April 19, 2013, the Company entered into an agreement effective May 1, 2013 with an unrelated party to provide public relations services for a monthly fee of $7,500 for a period of 12 months.

Employment Agreements

On May 8, 2013, the Company entered into employment agreements with the Chief Technology Officer and Chief Executive Officer of the Company that provide for severance payments upon termination without cause. Consequently, if the Company had released executive management personnel without cause or due to a change in control, as defined in the employment agreements, the severance expense due would be a minimum six month salary of approximately $212,000, plus any pro-rated bonuses and vacation days earned.

3,000,000 Shares of Common Stock

Ideal Power Inc.

PROSPECTUS

MDB Capital Group, LLC	Northland Capital Markets

Until December 17, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.